

# Annual Report

2022



**François Locoh-Donou**
President, CEO and Director, F5 Inc.

## TO OUR SHAREHOLDERS, CUSTOMERS, AND PARTNERS:

In fiscal year 2022, we made strong strides toward our mission of bringing a better digital world to life. As a partner to many of the largest organizations across the globe, F5 protects and enables the applications and digital experiences that have become an integral part of how we work, communicate, shop, and play.

The increasing demand for and reliance on digital experiences and the applications that enable them are what drives F5's opportunity. As a result, fiscal year 2022 ranks as F5's best year yet with $2.7 billion in revenue. In addition to record revenue, we also achieved several meaningful milestones this year:

First, we marked a turning point in our multi-year transformation efforts, with software revenue accounting for the majority of our product revenue for the first time ever. In fiscal year 2022, software revenue represented 51% of our product revenue, up from just 13% in fiscal year 2017. This is no small feat, and I am proud of our achievement, especially considering that other technology infrastructure players have unsuccessfully attempted to evolve from hardware- to software-led businesses.

Second, with the expansion of our application security portfolio and increasing demand for securing applications and Application Programming Interfaces, or APIs, we ascended to the ranks of a billion dollar cybersecurity company, solidifying our role as a leading application security player. F5 solutions safeguard billions of transactions every day. Every day, we protect the passwords, bank accounts, medical records, family photos, and other personal data—the most precious digital assets of human life—for millions of people around the globe.

Finally, we launched three significant new platforms during the year, further expanding our portfolio and leveraging customer-focused innovation across a continuum of deployment models from hardware to Software as a Service, or SaaS.

These achievements demonstrate how significantly we have evolved F5 over the last five years. Today, F5 is a multi-cloud application services and security company that partners with the world's largest, most advanced organizations to secure and optimize applications and APIs anywhere. We enable organizations to provide exceptional, secure digital experiences for their customers and continuously stay ahead of threats. We have more to do yet, however, and I will focus most of this letter on the key elements of our strategy before I recap our fiscal year 2022 financial results, concluding with thoughts about the year ahead.

## OUR FINANCIAL PERFORMANCE

Executing on our strategy and delivering for our customers drove $2.7 billion in fiscal year 2022 revenue, representing 4% year-over-year growth driven by 6% product growth and 2% global services growth. In addition to delivering strong software revenue growth of 33%, and software revenue contributing the majority of our product revenue, our operating discipline led to fiscal year 2022 GAAP net income of $322 million, or $5.27 per share. Fiscal year 2022 non-GAAP net income was $623 million, or $10.19 per share.[1] For the year, cash flow from operations also remained very strong, at approximately $443 million.

We achieved these results despite a global supply chain crisis that significantly constrained our ability to meet customer demand for hardware, while also pressuring our earnings as a result of sharply escalating component and supply chain costs. In true F5 fashion, we tackled this challenge from multiple fronts. While our supply chain team worked with our vendors and partners to improve the flow of thousands of components, our engineering teams worked tirelessly to adapt our hardware designs to reduce our reliance on components that are in short supply. We expect that these efforts, combined with increased capacity from our component vendors, will meaningfully improve our ability to meet customer demand for our systems in fiscal year 2023.

While I am extremely proud of the F5 team and its ability to cope with adversity, because of the extreme supply chain challenges, we did not deliver the earnings growth we expected in fiscal year 2022. However, we have built an extremely resilient business and an operating model capable of significant leverage, which is why we are committed to achieving double-digit non-GAAP earnings growth annually.

## OUR ESG EFFORTS ARE CORE TO OUR BUSINESS AND OUR STRATEGY

At F5, we care deeply not just about what we do, but how we do it. Our guiding principle to "do the right thing" is reflected in our commitment to Environmental, Social, and Governance (ESG)—extending from the environmental sustainability of our products and operations to the wellbeing of our employees and our communities. We made considerable strides in our ESG efforts this year, perhaps most notably, by announcing F5's first-ever climate target to cut the Scope 1 and 2 emissions from our operations in half by 2030.

Throughout the year, we continued to raise awareness amongst our stakeholders of F5's investments in environmental, social, and governance programs.

**Environmental.** Since F5 formed the ESG team in fiscal year 2021, the focus has been on bringing the environmental program at the company up to the standards we are proud to have set over the last 27 years in social and governance. In fiscal year 2022, F5 took its first step towards a climate target, committing to reduce our absolute Scope 1 and 2 emissions 50% by 2030 from a 2021 baseline year. We will complete our Scope 3 emissions inventory across our value chain to issue our complete science-based target with the Science Based Target Initiative by the close of fiscal year 2023. To start taking immediate action on our target, F5 made its first-ever purchase of renewable energy certificates in fiscal year 2022. We focused on buying renewable energy in the Western region of the United States first, given that our highest volume of emissions worldwide is currently concentrated around our headquarters in Seattle, WA and offices in Spokane, WA and San Jose, CA.

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1 Fiscal year 2022 non-GAAP net income and net income per share excludes $249 million in stock-based compensation, $58 million in amortization and impairment of purchased intangible assets, $49 million in acquisition-related charges, $10 million in facility-exit costs, and $8 million in restructuring charges.

**Social.** We continue to prioritize F5 Global Good, the community development initiative that amplifies our employee engagement and diversity and inclusion programs. In fiscal year 2022, more than half of all worldwide employees participated in Global Good programs, volunteering more than 7,200 hours and directing the entirety of F5's donations, through both the company matching program and grant selection committees. In fact, F5 employees directed 97% of all Global Good grant funding in fiscal year 2022 to non-profit organizations serving majority Black, Indigenous, People of Color (BIPOC) and underserved communities. F5 and its employees donated over $4.6 million to more than 3,000 non-profits worldwide in fiscal year 2022.

**Governance.** Our guiding principle to do the right thing for each other, our customers, our shareholders, and our communities is set forth in F5's Code of Business Conduct and Ethics, compliance training programs, and most importantly, in the behaviors and principles by which we measure all employees: BeF5 and LeadF5. The Nominating and ESG Committee of the Board of Directors oversees our ESG programs and reviews our ESG strategy, disclosures, and metrics each quarter. This year, we bolstered governance of the working and environmental conditions in our supply chain by joining the Responsible Business Alliance. In addition, the Talent and Compensation Committee of the Board demonstrated our commitment to our strong pay-for-performance culture by increasing the performance-based portion of my target equity award to 60% from 50% previously. The Talent and Compensation Committee also introduced ESG metrics to the short-term cash incentive program for the company's executives in the form of measurements related to year-over-year increases in diversity representation and measurement of employee inclusion.

## DELIVERING ON OUR STRATEGY

### We are creating a global and diverse team that is both human-first and high-performance

None of what we have accomplished would be possible without our employees and their relentless pursuit of our vision. Our strong culture underpins our ability to continue to grow and evolve. Since 2017, we have worked to create a truly unique and inclusive culture that values our employees as humans first. This approach has resonated with both current and prospective employees and differentiates F5 from other potential employers. Our culture and the employee engagement it engenders is a significant competitive strength for F5 and is therefore a key component of our strategy.

Like many other companies, we have had to adapt to working and collaborating in a hybrid office-and-remote work model. We have done so successfully by continually embedding our BeF5 behaviors and our Lead F5 principles into our systems, processes, decisions, and conversations—constantly reinforcing, recognizing, and rewarding desired behaviors to send the message that they are key to successfully realizing our strategy.



We are owners.
First and foremost, we do the right thing.
BeF5
We create a more diverse and inclusive F5.
We make F5 more agile.
We help each other thrive.
We obsess over customer needs.

We create clarity and alignment.
At F5, we view leadership as a mindset, not a job title.
Lead F5
We boldly raise the bar.
We find and shape brilliance.

We also believe that diversity of thought and ideas is critical to our culture and our success. We have embraced a dynamic model that we call our "IDEA" framework to drive our diversity and inclusion efforts. Each concept—**I**nclusion, **D**iversity, **E**quity, and **A**llyship—is composed of multiple factors that require focus and engagement at all levels of the organization, and we are investing to ensure these efforts are a fundamental part of the way we do business. For the first time in fiscal year 2022, we set four ambitious diversity and inclusion targets as part of our Executive Leadership Team's cash incentives. We also invested in our seven Employee Inclusion Groups (EIGs) by providing leadership training and quarterly bonuses to our EIG leaders. As a result of this holistic approach, we grew diverse representation in F5 in 2022. The representation of women at F5 grew by 5% globally; the representation of Black employees grew by 26% in the U.S.. (For more detailed information about our Diversity & Inclusion programs, please view our or 2022 D&I Report.)

Additional investment in our employees in fiscal year 2022 included daily support of our contractors in Ukraine and relocation assistance for employees in Russia. It also entailed the expansion of employee wellbeing programs worldwide, including our most popular employee benefit to date: once a quarter "Wellness Weekends" when we take Friday through Monday off so everyone can reset and refresh.

We have consistently used global employee engagement surveys to assess where we are doing well and to identify areas of improvement. In our June 2022 engagement survey, our employees report they continue to value the strong emphasis we place on creating a human-first culture:

- 95% of employees favorably rate "F5 has demonstrated that employee well-being and health is a priority during the coronavirus outbreak."

- 91% of employees favorably rate "I am proud to work for F5."

- 91% of employees favorably rate "At F5, employees are treated equally and fairly regardless of their background."

- 90% of employees favorably rate "F5 has a great culture."

- 84% of employees favorably rate "I feel a sense of belonging at F5."

While it is not our goal, we are thrilled that our efforts have gained external recognition. F5 was recognized as a Great Place to Work in both India and the United States in 2022 and was named the winner of Benevity's 2022 Bestie Award, which recognizes a single company for its best-in-class approach to social impact.

## We are expanding our application security and Software-as-a-Service offerings

In 2022, we expanded our application security offerings by integrating F5's software security solutions and Volterra's Software-as-a-Service (SaaS) platform, which we acquired in January 2021. Just 13 months after the acquisition, we launched F5 Distributed Cloud Services, which deliver security, multi-cloud networking, and edge-based computing solutions on a unified SaaS platform—making it easier than ever for customers to deploy F5 application security and delivery capabilities.

Our first solution for the platform, F5 Distributed Cloud Web Application and Application Programming Interface (API) protection, or WAAP, augments multiple security capabilities across F5, including F5 BIG-IP Advanced Web Application Firewall (WAF), our anti-bot capabilities, Volterra's API security, and F5 Silverline Distributed Denial of Services (DDoS) Protection, into a single offering. We followed with a second offering, launched in December 2022. Our F5 Distributed Cloud Application Infrastructure Protection (AIP) offering is enabled by technology from Threat Stack (acquired in October 2021) and provides a cloud workload protection solution that expands application observability and protection to cloud-native infrastructures.

Early customer reception to F5 Distributed Cloud Services has been very positive. The platform appeals to both current customers who are utilizing it for new use cases and to new customers. In fact, we are seeing strong early traction with service provider customers who are leveraging the platform's flexibility and its ability to deliver a scalable, agile, and dynamic infrastructure. These service providers are using F5 Distributed Cloud Services to create managed service offerings that simplify the deployment and operation of applications across a multi-cloud and edge environment for their enterprise customers. With the introduction of F5 Distributed Cloud Services, we expect SaaS-based solutions to be a much larger portion of our revenue in the future.

## We are delivering our vision of Adaptive Applications

Our innovation and the evolution of our solutions portfolio are all driving toward the goal of alleviating our customers' most significant application pain points and empowering them to securely deliver extraordinary digital experiences to their end users. We envision a world where applications, like living organisms, are able to adapt based on the environment.

With F5's Adaptive Applications, our customers will be able to:

- Automate threat detection and reduce manually handled threats;

- Improve application performance and resiliency;

- Accelerate application deployment; and,

- Reduce the cost to implement app security and delivery policies across complex application portfolios spanning on-premises, public cloud, and edge infrastructures.

A major step to delivering our Adaptive Applications promise relies on enabling our customers to set security policies that are enforced consistently across their applications. This is more complex than it sounds, as it means capabilities that span traditional and modern architectures across on-premises, public cloud, and edge locations. This year, we did just that, delivering a web application firewall (WAF) policy supervisor that enables customers to declare policies from a single console that are translated and enforced across all F5 solutions.

## We are changing how customers experience F5

In addition to significantly expanding our solutions portfolio so we can secure and optimize the applications and APIs that fuel our customers' businesses, we are driving faster innovation that make our solutions easier to deploy and upgrade.

In February, we announced F5's fully re-architected hardware platforms, the F5 VELOS chassis and F5 rSeries appliances. VELOS and rSeries dramatically reduce our customers' total cost of ownership by offering cloud-like benefits for on-premises systems. This includes enhanced automation, deployment flexibility, and muti-tenancy that allow future versions of software to run side-by-side current versions and help our customers reduce operational risk.

In the last five years, we have evolved from an ADC hardware provider to a partner that offers a range of solutions across a breadth of form factors and consumption models ideal for customers working in hybrid, multi-cloud environments and looking to optimize costs. Whether customers choose hardware, software, SaaS, or managed services; perpetual licenses or subscriptions; or take an OpEx or CapEx budget approach, F5 can meet their needs, reducing complexity and total cost of ownership across an increasingly complex set of challenges.

As part of our efforts to evolve how the world perceives F5, we launched an awareness campaign we call "A Force For." The campaign focuses on how we help customers protect their applications, their users, and their business. While we understand and appreciate the threats that exist, our focus with the campaign is on the positive impact of application security.

## CONCLUSION

I am so very proud of the F5 team and what we have accomplished. Fiscal year 2022 brought new challenges and through them all, the F5 team persevered, always keeping sight of our guiding principle to do the right thing—for our customers, our communities, and each other.

We enter 2023 against a backdrop of growing global economic uncertainty, including the ongoing war in Ukraine, an energy crisis in Europe, soaring inflation, and a looming recession. It is no doubt an environment that will test us yet again. Even still, I am confident that we have built a stronger and more capable F5, that our vision is well aligned with our customers' most critical requirements, and that the F5 team is capable of taking on the challenges ahead.



**François Locoh-Donou**
President, CEO and Director, F5, Inc.
January 2023

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

# Form 10-K

**ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from       to      .

Commission File Number 000-26041

_____

# F5, Inc.

**(Exact name of Registrant as specified in its charter)**

_____

| | |
|---|---|
| **Washington** | **91-1714307** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**801 5th Avenue**
**Seattle, Washington 98104**
**(Address of principal executive offices, including zip code)**

**(206) 272-5555**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

_____

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common stock, no par value | FFIV | NASDAQ Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**
None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☑ | Accelerated Filer | ☐ |
| Non-accelerated Filer | ☐ (Do not check if a smaller reporting company) | Smaller Reporting Company | ☐ |
| | | Emerging Growth Company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of March 31, 2022, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was $12,578,190,940 based on the closing sales price of the Registrant's common stock on the NASDAQ Global Select Market on that date.

As of November 7, 2022, the number of shares of the Registrant's common stock outstanding was 60,368,610.

---

## DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of this Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to the specified portions of the Registrant's Definitive Proxy Statement for the Annual Shareholders Meeting for fiscal year 2022, which Definitive Proxy Statement shall be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of the fiscal year to which this Report relates.

**F5, INC.**

**ANNUAL REPORT ON FORM 10-K**
**For the Fiscal Year Ended September 30, 2022**

**Table of Contents**

**Forward-Looking Statements**

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions. These forward-looking statements are based on current information and expectations and are subject to a number of risks and uncertainties. Our actual results could differ materially and adversely from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Item 1A. Risk Factors" below and in other documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to revise or update any such forward-looking statements.

Unless the context otherwise requires, in this Annual Report on Form 10-K, the terms "F5," "the Company," "we," "us," and "our" refer to F5, Inc. and its subsidiaries. Our fiscal year ends on September 30, and fiscal years are referred to by the calendar year in which they end. For example, "fiscal year 2022" and "fiscal 2022" refer to the fiscal year ended September 30, 2022.

**Item 1.** *Business*

**General**

F5 is a multi-cloud application services and security provider committed to bringing a better digital world to life. F5 partners with the world's largest, most advanced organizations to optimize and secure every application and Application Programming Interface ("API") anywhere, including on-premises, in the cloud, in multi-cloud environments, or at the edge. F5 enables organizations to provide exceptional, secure digital experiences for their customers and continuously stay ahead of threats.

Our application services and security solutions are available in a range of consumption models, including software solutions available in perpetual, subscription-based, and software-as-a-service ("SaaS") consumption models. We also sell high-performance systems and a broad range of professional services, including consulting, training, installation, maintenance, and other technical support services.

Our customers include large enterprise businesses, public sector institutions, governments, and service providers. We conduct our business globally and manage our business by geography. Our business is organized into three geographic regions: Americas; Europe, the Middle East, and Africa ("EMEA"); and the Asia Pacific region ("APAC").

Our revenue is comprised of product revenue and services revenue. In fiscal year 2022, product revenue of $1.3 billion represented 49% of our total revenue, and services revenue of $1.4 billion represented 51% of our total revenue. We are actively managing a transformation to a more balanced revenue composition, with a greater percentage of our product revenue coming from our software and SaaS solutions. In fiscal year 2022, product revenue from software sales was $665 million, representing 51% of product revenue and delivering 33% growth from the prior year. Product revenue from systems sales was $652 million, representing 49% of product revenue and a decline of 13% from fiscal year 2021 as a result of global semiconductor shortages.

F5 was incorporated on February 26, 1996 in the state of Washington. Our headquarters is in Seattle, Washington, and our mailing address is 801 5th Avenue, Seattle, Washington 98104-1663. The telephone number at that location is (206) 272-5555. Our website is www.f5.com. We have 82 subsidiaries, branch offices, or representative offices worldwide. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably possible after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report.

**Strategy and Priorities**

Nearly all organizations today find themselves at the convergence of two significant trends: the evolution of applications as the center of their businesses and their customers' digital lives and the escalation of threats against those applications. This presents a tremendous challenge as many companies now manage complex application portfolios comprising older legacy and newer modern technologies and infrastructures. In our 2022 State of Application Strategy Report, 88 percent of organizations said they operate both legacy and modern application architectures, and 70 percent operate in multiple clouds. These hybrid environments create operational complexity and expand the threat surface area as companies are forced to deploy separate, and often inconsistent, security controls across different environments.

Over the past several years, F5 has transformed its business and significantly expanded its software and cloud offerings to deliver a broad portfolio of solutions to help customers address the complexity and risk in today's hybrid IT environments. Through BIG-IP, F5 NGINX, and F5 Distributed Cloud Services, F5 offers a range of integrated, machine learning-driven solutions that protect legacy and modern applications and APIs across data center, cloud, and edge locations.

Our multi-cloud application security and delivery solutions reduce our customers' operational complexity and costs, enabling our customers to scale, secure, and optimize both legacy and modern applications, across any infrastructure and create extraordinary digital experiences for their end users. We are leveraging near real-time collection of live application telemetry, machine learning and artificial intelligence, and toolchain automation to create adaptive applications capable of rapidly responding to changes in performance, availability, and security threats with little to no human interaction.

Key components of our strategy include:

### Bringing our adaptive application vision to life

F5 is uniquely positioned to deliver adaptive applications. Through our organic innovation and inorganic investments, we have created the broadest portfolio of multi-cloud application security and delivery technologies in the market. We are able to support our customers' modern and legacy application security and delivery needs across any environment, with the flexibility of multiple deployment models including hardware, software, and SaaS offerings. F5 is continuing to converge our application security and delivery capabilities on our recently launched F5 Distributed Cloud Services platform, unifying policy declaration, enabling broader telemetry, and driving significant automation. Doing so will dramatically simplify application creation, deployment and management for our customers, reducing the time it takes to turn up and repair applications while lowering total cost of ownership, through a SaaS-based consumption model.

### Transforming how customers experience F5

As we expand the role we play for our customers, we are also transforming how our customers experience F5. Our goal is to create a unified and frictionless F5 experience for our customers. Over the last several years, we have made it easier for our customers to procure, deploy, manage, and upgrade our technologies. We also have taken steps to integrate the customer experience across our growing portfolio by simplifying product naming and rebranding several acquired and integrated solutions as part of our F5 Distributed Cloud Services platform.

Going forward we will leverage and grow our foundational capabilities in data and insights, digital sales, and SaaS-delivered capabilities to deliver consistent world-class customer experiences, including simple, integrated and friction-free consumption of our technologies. We will continue to improve customer awareness and understanding of F5's expanded portfolio with a focus on buying personas and business needs and intend to enhance our digital customer experiences to deliver both growth and efficiency.

### Capturing growth in security and software

In the previous decade, our customers were focused on protecting their networks from attack. Today, attackers are targeting applications with threats like malware, bots, and API penetration. Through both organic and inorganic investment, we have expanded our application security portfolio and the deployment models through which customers can consume our solutions. F5's leading security capabilities combined with our multi-cloud approach enables our customers to deploy a consistent security posture across their entire application estate.

In fiscal year 2022 we announced a major expansion of our security and delivery portfolio with the launch of F5 Distributed Cloud Services. This platform integrates F5 capabilities and recently acquired technologies to deliver security, multi-cloud networking and edge-based computing solutions on a unified SaaS platform.

Our first solution for the platform, F5 Distributed Cloud WAAP ("Web Application Firewall and API Protection"), augments multiple security capabilities across F5 technologies enabling our customers to deploy advanced security, and unify and consistently manage policies while providing visibility into the enterprise security stature across all environments where the solution is deployed.

Beyond delivering security capabilities via multiple deployment models including hardware, software and SaaS, we continue to innovate across our software offerings including improving automation and orchestration in our BIG-IP software, and advancing the capabilities of our F5 NGINX solution.

**F5 Products and Solutions**

F5's portfolio of multi-cloud application services and security technologies are enabling customers to address the challenges of delivering differentiated digital experiences to their customers. Our multi-cloud, infrastructure-agnostic approach means we can create a more unified experience across customers' disparate hybrid IT environments. We are enhancing automation and driving operational efficiencies and corresponding cost efficiencies for customers.

*Simplifying legacy app delivery for multi-cloud environments*

*BIG-IP Software and Systems.* Our BIG-IP family of product offerings provide feature-rich, highly programmable and configurable application delivery solutions for legacy applications in enterprises and service providers. Traditional applications are based on monolithic, three-tier, or client-server architectures. Such legacy applications are the most ubiquitous application architecture today, and many organizations continue to rely exclusively on legacy applications to power the most mission-critical business applications, customer facing digital interfaces and internally used applications.

For most organizations, the priority around legacy applications is maximizing operational efficiency and minimizing the total cost of ownership. BIG-IP has established itself as the leading application security and delivery technology for legacy applications, providing load balancing, and domain name system services. Customers also use the advanced security capabilities of BIG-IP, including web application firewall, carrier-grade firewall and network address translation, identity-aware proxy, SSL-VPN, and SSL (securer sockets layer) offloading, which are available as tightly integrated modules or extensions. Via the F5 Automation Toolchain, BIG-IP capabilities easily integrate into orchestration frameworks such as Ansible, HashiCorp Terraform, OpenShift, and Cloud Foundry as part of a CI/CD pipeline. BIG-IPs "best-of-suite" approach helps standardize and consolidate application security and delivery functions into a single solution, automating functions and reducing operational cost. Our BIG-IP family includes:

- *F5 BIG-IP Software.* BIG-IP capabilities are available in a software-only virtual edition that deploys on any standard hypervisor in private and public clouds. BIG-IP software can be purchased via short- and long-term subscriptions, perpetual license models, and through utility pricing via public cloud marketplaces.

- *F5 BIG-IP Systems.* BIG-IP systems are designed to enhance the performance of our software by leveraging a combination of custom FPGA logic and off-the-shelf silicon, providing a balance of cost and flexibility. Currently, we offer: BIG-IP iSeries and our next-generation rSeries systems and our chassis-based VIPRION and next-generation VELOS systems. All of our systems run the same BIG-IP software modules.

- *F5 BIG-IQ Centralized Management.* BIG-IQ simplifies, enhances management of, and reduces customer operational costs associated with BIG-IP deployments through central management, analytics, and automation for BIG-IP instances.

*Enabling modern app delivery at scale*

*F5 NGINX Software Solutions.* Open source F5 NGINX software is deployed in millions of websites and applications across the world. The F5 NGINX technology suite builds on the open-source capabilities to offer enterprises a lightweight, agile ADC and API management software solution for container-built applications, CI/CD workflows, and microservices.

F5 NGINX Plus is our all-in-one, high performance load balancer, web server, content cache, and API gateway for modern applications sold in a subscription consumption model. F5 NGINX Plus software delivers cloud-native, Kubernetes-friendly solutions that drive mission-critical applications and APIs with scalability, visibility, security, and governance. Our offering includes F5 NGINX Management Suite which includes software tools that provide application and API management along with orchestration and analytics and F5 NGINX Ingress Controller and F5 NGINX Service Mesh which provide traffic management for Kubernetes clusters. Finally, F5 NGINX App Protect provides web application protection with self-service access and API-driven integration into automation and orchestration frameworks.

*Securing applications and APIs everywhere*

F5 security solutions provide application and API security in an era of accelerating application development, hybrid architectures and deployments, and increasing vulnerability to emerging threats and automated attacks. Complexity is fueled by rapid adoption of API services, connecting cloud-native workloads to the heterogeneous operations landscape of the modern enterprise. In addition to the application security capabilities of our BIG-IP and F5 NGINX families, we also offer application security via SaaS and managed service consumption models.

*F5 Distributed Cloud Services.* A unified, security, networking, and application management service that enables customers to deploy, secure, and operate their applications wherever they may reside, regardless of platform or architecture. Products available as SaaS-based security solutions under F5 Distributed Cloud Services, include the following:

- **F5 Distributed Cloud WAAP.** In fiscal 2022, F5 launched its first, platform-native product offering, F5 Distributed Cloud WAAP. This offering is available under a SaaS-based consumption model, bringing together the best of F5 application security technologies including:

  - Advanced Web Application Firewall ("WAF") capabilities through F5's BIG-IP WAF engine, which expands our customers' ability to apply consistent management and policies across data centers, multi-clouds, and edge computing.

  - Enhanced API security, leveraging machine learning-based auto-discovery and anomaly detection, which automates the entire process of finding, securing, and monitoring APIs.

  - Next-generation, artificial intelligence ("AI") enabled bot mitigation which provides customers the ability to defend applications and APIs from automated attacks.

  - Protection from sophisticated account takeover attempts.

- **F5 Distributed Cloud Bot Defense.** Next-generation, AI-enabled, bot mitigation through F5 Distributed Cloud Bot Defense provides customers the ability to defend applications and API's from automated attacks. The solution leverages AI to analyze massive amounts of traffic and machine learning to ensure sustainable bot prediction models with high efficacy.

- **F5 Distributed Cloud Account Protection and Authentication Intelligence.** A solution that provides protection over customers and their clients from sophisticated account takeover ("ATO") attempts while eliminating login friction for legitimate customers through F5 Distributed Cloud Account Protection and F5 Distributed Cloud Authentication Intelligence. Our technologies protect customers against credential stuffing and automated attacks capable of bypassing other leading security controls and practices.

*Silverline Managed Services.* We provide fully managed application security for enterprise and service provider customers with our proven security technologies coupled with world-class security professionals. Silverline's Security Operations Center experts set up, manage, and support each customer's application solutions as an extension to the customer's staff. Offerings under our Silverline Managed Services include industry-leading web application firewall protection, 24/7 protection against distributed denial of service ("DDoS") threats through our Silverline DDoS Protection solution, and advanced artificial intelligence bot mitigation through our Silverline Shape Defense solution.

## Service Provider Solutions

Our product offerings also encompass service provider solutions that address the complex requirements for enabling fast, secure, reliable communications on existing infrastructures such as 4G/LTE, and emerging cloud-native 5G core networks, network functions virtualization, Kubernetes environments, and edge computing. Our solutions are focused on three key areas:

- Creating BIG-IP Service Proxy for Kubernetes ("SPK") to provide full support and security for 5G network functions and telco workloads to benefit fully from the cloud.

- Introducing true cloud-native functions for the Gi-LAN/N6 to fully streamline and secure cloud operations without compromising on capabilities, performance, or scale.

- Solving cloud operations challenges and lifecycle management in hybrid and multi-cloud environments, including more comprehensive networking and security technology through F5 Distributed Cloud Services.

In addition to the solutions described above, we also offer solutions for fixed and mobile service provider customers to enable fast, secure, reliable communications in their networks. These solutions include intelligent traffic management services to classify, optimize, and enrich network traffic to enable mobile providers to offer their customers a better user experience. Our edge firewall and CGNAT ("Carrier Grade NAT") services are used to secure the Gi/N6 interface, secure signaling threats and IoT applications, and detect and mitigate DDoS attacks. Our solutions are also used by our customers to secure complex signaling for mobility protocols like Diameter, SIP, and GTP, as well as IoT protocols.

## Competition

As F5 expands its reach and role into a broader set of multi-cloud solutions, the companies that we consider competitors evolve as well. We compete against companies that offer server load balancing, traffic management, and other functions normally associated with application delivery, application security, and policy management.

The principal competitive factors in the markets in which we compete include form factor, consumption model, ecosystem integrations, features and performance, customer support, brand recognition, scope of distribution and sales channels, and pricing. We believe we generally compete favorably with our competitors on the basis of these factors as a result of the features and performance of our the products and services in our portfolio, and the broad functionality and value offered to our customers.

Within application delivery, we compete against Citrix Systems, VMware and a number of other competitors that have a smaller market presence or limited feature set, such as Amazon Web Services, Envoy, Google Cloud Platform, HAProxy, and Microsoft Azure.

We see emerging demand to support modern, container-based applications with new capabilities including managing APIs, optimizing Kubernetes traffic management, load balancing cloud-native and hybrid cloud applications and providing service mesh. For these use cases, we compete against emerging players like Apigee (Google Cloud) and Kong.

In application security, we compete with companies that provide web application firewalls, bot detection and mitigation, carrier-grade firewall, carrier-grade NAT, SSL orchestration, access policy management, DDoS protection, and fraud defense. Competitors include Akamai, Citrix Systems, Cloudflare, Imperva, Juniper Networks, Radware, and Symantec/Blue Coat. Our Silverline managed services and F5 Distributed Cloud Services offerings provide additional fraud, abuse, and analytics solutions. Indirect competitors in this space include Akamai, Cloudflare, Fastly, Imperva, and PerimeterX.

F5 Distributed Cloud Services use cases include multi-cloud networking, as well as security offered as SaaS, competing with the likes of Akamai, Cloudflare, Fastly, and Imperva.

## Corporate Functions

### *Customer Services and Technical Support*

In connection with our products, we offer a broad range of professional services including consulting, training, installation, maintenance, and other technical support services.

We believe that our ability to provide consistent, high-quality customer service and technical support is a key factor in attracting and retaining large enterprise and service provider customers. Accordingly, we offer a broad range of support services that includes installation, phone and online technical support, hardware repair and replacement, software updates, online tools, consulting, and training services.

We provide these services directly to customers and also utilize a multi-tiered support model, leveraging the capabilities of our channel partners. Our technical support staff is strategically located in regional service centers to support our global customer base.

### *Product Development*

We believe our future success depends on our ability to maintain technology leadership by continuing to innovate and to improve our products and by developing new products to meet the changing needs of our customers and partners. Our engineering organization uses standard processes for the development, documentation, and quality control of services, software, and systems that are designed to meet these goals. These processes include working with our business development and marketing teams, customers, and partners to identify technology innovation opportunities to better meet the evolving needs of our addressable markets.

Over 90 percent of our engineers are engaged in software, SaaS, and managed services development in several major locations including Seattle, Washington; Hyderabad, India; Tel Aviv, Israel; San Jose and San Francisco, California; and Cork, Ireland.

Our hardware engineering team is located in Spokane, Washington; San Jose, California; and Tel Aviv, Israel.

Smaller development sites including Boulder, Colorado; Warsaw, Poland; and Billerica, Massachusetts also support the core development teams in the larger centers.

Members of all our engineering teams collaborate closely with one another to ensure the interoperability and performance of our solutions.

We believe that robust and constant innovation is a necessity for F5, so we are also innovating in new ways. We have had dedicated teams focused on testing new disruptive innovations in technology, business models, or customer segments. We expect innovations resulting from the work of these teams will be complementary to our goal of delivering the broadest and most consistent portfolio of solutions across cloud and on-premises environments.

We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. F5 holds 469 patents in the United States and has 66 international patents (with applications pending for various aspects of our technology). Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as the laws of the United States. Any issued patent may not preserve our proprietary position, and competitors or others may develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results, and financial condition.

In addition to our own proprietary software, we incorporate software licensed from several third-party sources into our products. These are generally term licenses which may renew annually and that generally provide for certain rights and licenses to support our customers post termination. While we may not be able to renew all of these licenses in the future, we believe that alternative technologies for these licenses are available both domestically and internationally.

During the fiscal years ended September 30, 2022, 2021 and 2020, we had research and product development expenses of $543.4 million, $512.6 million, and $441.3 million, respectively.

## Sales and Marketing

Our customers include a wide variety of enterprises and service providers among Fortune 1000 and Business Week Global 1000 companies, including those in technology, telecommunications, financial services, transportation, education, manufacturing, healthcare, and government. In fiscal year 2022, sales outside of the Americas represented 41.7% of our net revenues. Refer to Note 15 of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our revenues by geographic area.

### Sales

We sell our products and services to large and medium enterprise customers, including federal government entities, financial services customers and service providers through a variety of routes to market and channels. Our sales teams sell our products and services directly to customers by working closely with our channel partners including distributors, value-added resellers ("VARs"), managed service providers ("MSPs"), and systems integrators.

*F5 sales teams*. Our inside sales team generates and qualifies leads from marketing and helps manage accounts by serving as a liaison between the field and internal corporate resources. Our outside sales team works directly with partners and customers across the globe. Our field sales personnel are located in major cities in three sales regions: the Americas (primarily the United States); EMEA; and APAC. Field sales personnel work closely with our channel partners to sell our products and services to their customers. We reward partners that identify new business and provide sales expertise for our portfolio of products and solutions through various incentive programs. Systems engineers, with deep technical domain expertise, support our regional sales account managers and channel partners providing pre-sale technical solution engineering and support, as needed.

*Distributors, VARs, and MSPs*. As a key component of our sales strategy, we have established relationships with a number of large national and international distributors, local and specialized distributors, VARs, and MSPs. We derive a majority of our product sales from VARs and MSPs, relying on our large distributors for fulfillment, training, and partner enablement.

Our agreements with our channel partners are not exclusive and do not prevent them from selling competitive products. These agreements typically have one-year terms with no obligation to renew, and typically do not provide for exclusive sales territories or minimum purchase requirements.

For fiscal year 2022, sales to two of our worldwide distributors, Ingram Micro, Inc. and Synnex Corporation represented 20.0% and 13.4% of our total revenues, respectively. Our agreements with distributors are standard, non-exclusive distribution agreements that renew automatically on an annual basis and generally can be terminated by either party with 90 days written notice prior to the start of any renewal term. The agreements grant certain distributors the right to distribute our products to resellers, with no minimum purchase requirements.

*Systems integrators*. We also market our products through strategic relationships with systems integrators, including Dell Services, DXC, HP Enterprise Services, and IBM Global Services, who include our products as core components of application deployments or network-based solutions they deploy for their customers. In most cases, systems integrators do not directly purchase our products for resale to their customers. Instead, they typically recommend and/or manage our products as a part of broader solutions supporting enterprise applications and internet facing systems that incorporate our technology for security, high availability, and enhanced performance.

*Resellers and technology partners*. Historically, our ability to compete with much larger companies has been strengthened through partnerships with large systems and software vendors. Currently, we partner with many technology partners and public cloud providers who resell our products. We have ongoing partnerships with the major cloud providers such as Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Platform and have expanded our reseller routes to market to include their public cloud marketplaces. F5 has recently signed a Strategic Collaboration Agreement ("SCA") with AWS and are actively engaged with Microsoft Azure on private offers levering our software on Azure. Our business development team manages these relationships and closely monitors adjacent and complementary markets for opportunities to partner with those whose solutions are complementary to ours and could enable us to expand our addressable market.

**Marketing**

As we continue to expand our offerings and advance our range of consumption models (e.g., from on-premises to SaaS-based), we are focused on driving the compelling and unique value proposition of F5 among our existing customers as well as new buying centers. In addition to revitalizing our brand in the market, our expansion into new buying centers among existing customers (DevOps for example), exploration of new routes to market (such as public cloud marketplaces), and acquisition of a host of net new customers, compel us to increase our focus and investments in more digitally enabled, personalized and frictionless experiences at scale.

We are maintaining our efforts to drive momentum of our brand and reputation to deliver clarity, guidance and inspiration among our existing customers, future customers, partners, and employees around our evolving strategy behind F5's unique offering. Additionally, to best support our growth as we transform our role in driving value for our customers, we are transforming marketing from a cost center to a revenue center to serve as a meaningful and predictable source of opportunities, customer growth and revenues. The critical success factors in this shift are increased investments in digital technologies, deep focus on the customer experience at every touchpoint, and shifting our culture to adopt an agile mindset as we use data to constantly improve our contributions to our customers and ultimately our shareholders.

*Manufacturing*

We outsource the manufacturing of our pre-configured hardware platforms to a third-party contract manufacturer, Flex Ltd. ("Flex"), for building, assembling, and testing according to our specifications at Flex's facilities in Guadalajara, Mexico and Zhuhai, China. Flex also performs the following activities on our behalf: material procurement, PCB assembly and test, final assembly, system test, quality control, and direct shipment.

We provide a rolling forecast that allows Flex to stock component parts and other materials, plan capacity, and build finished goods inventory in anticipation of end-user demand. Flex procures components in volumes consistent with our forecast, assembles the products, and tests them according to our specifications. Generally, we do not own the system components. Hardware components for our products consist primarily of commodity parts and certain custom components. Many of our components are purchased from sources which we believe are readily available from other suppliers. However, we currently purchase several hardware components used in the assembly of our products from a number of single or limited sources. Lead times for these components vary significantly and are increasing in light of global shortages of critical components. Global supply chain constraints continue to decrease our visibility into component availability and lead times even for commodity components. Per the terms and conditions with our agreement with Flex , if the components are unused or the products are not sold within specified periods of time, we may incur carrying charges or obsolete material charges for components that our contract manufacturers purchased to build products to meet our forecast or customer orders.

Systems built in Guadalajara are shipped to the Flex fulfillment center in Milpitas, California for distribution primarily to distributors, value-added resellers, or end users in EMEA and the Americas. Systems built and fulfilled in Zhuhai are for distribution to partners and customers in APAC. Title to the products transfers from Flex to us and then to our customers upon shipment from a designated fulfillment location.

*Backlog*

Backlog is primarily systems-based and represents orders confirmed with a purchase order for products to be fulfilled and invoiced to customers with approved credit status. Orders are subject to cancellation, rescheduling by customers, or product specification changes by customers. Although we believe that the backlog orders are firm, purchase orders may be canceled by the customer prior to fulfillment without significant penalty. For this reason, we believe that our product backlog at any given date is not a reliable indicator of future revenues. At the end of fiscal year 2022, we had product backlog of approximately $231 million.

**Human Capital Management**

F5's commitment to its employees is to be one global and diverse team that is both human-first and high-performance and to attract and grow amazing talent. This commitment is delivered through our culture and engagement, our investment in

employees' growth and development, our focus on diversity and inclusion, and in our compensation, benefits, and wellbeing offerings.

**Employees**

As of September 30, 2022, we had 7,089 employees – over 99% of whom were full time employees. Our employees are in 46 countries with 50% of employees in the United States. None of our employees in the United States are represented by a labor union. We have experienced no work stoppages and believe that our employee relations are in good standing, as evidenced by our bi-annual employee engagement survey results and described in the section below entitled *Culture and Engagement*.

***Culture and Engagement***

We have been able to sustain our strong company culture in a hybrid work model thanks to increased focus on continuously embedding BeF5 behaviors and LeadF5 principles into our systems, processes, decisions, and conversations. We are constantly reinforcing, rewarding, and recognizing desired behaviors to send the message that they are key to executing on our strategy.



We are owners.
First and foremost, we do the right thing.
BeF5
We create a more diverse and inclusive F5.
We make F5 more agile.
We help each other thrive.
We obsess over customer needs.

At F5, we view leadership as a mindset, not a job title.
We create clarity and alignment.
Lead F5
We boldly raise the bar.
We find and shape brilliance.

We measure the success of and identify areas of improvement for our company culture through global surveys of employee experience and sentiment at least twice each year. As of June 2022, employees reported high satisfaction with F5's culture on several key questions:

- 95% of employees favorably rate "F5 has demonstrated that employee well-being and health is a priority during the coronavirus outbreak."
- 91% of employees favorably rate "I am proud to work for F5."
- 91% of employees favorably rate "At F5, employees are treated equally and fairly regardless of their background."
- 90% of employees favorably rate "F5 has a great culture."
- 84% of employees favorably rate "I feel a sense of belonging at F5."

Additionally, F5 is a recognized *Great Place to Work 2022* in both India and the United States and was awarded the *Bestie 2022* award by Benevity.

***Growth and Development***

We provide employees with opportunities to improve their technical and professional knowledge, better understand our business and products, strengthen management and leadership, as well as maintain our high standards of business integrity through ongoing compliance training. These development opportunities include live events on quarterly "Learning Days" dedicated to learning and exploring new ideas; learning paths created to support specific areas of knowledge, including deepening their knowledge of BeF5 and LeadF5; leadership coaching, which matches participants with an expert external coach; a global mentoring program; and a sponsorship program which provides several hundred employees a year with customized professional and personal development. Employees also have access to multiple third-party resources to enhance the learning opportunities developed internally. In a competitive market for talent, investing in growth and development at F5 remains a key differentiator for our employee recruitment and retention.

***Diversity and Inclusion***

F5 believes our differences—when embraced with humility and respect—drive smarter decisions, increased innovation, stronger performance, and a culture where everyone can be themselves and reach their full potential.

At F5, we are committed to creating a more diverse and inclusive workplace. Our strategic framework is called "IDEA": Inclusion, Diversity, Equity and Allyship. Each concept in IDEA requires focus and engagement at all levels of the organization and to be embedded into our ways of working. (For more information, please see the "Open House Report" at F5.com/company/diversity-inclusion).

To increase inclusion at F5, we foster communities through our Employee Inclusion Groups ("EIGs") – F5 Ability, F5 Appreciates Blackness, F5 Connects Women, F5 Latinx e Hispanos Unidos, F5 Military Veterans, F5 Multicultural and F5 Pride – bringing people together across F5 and around the world. All seven EIGs are led by employees, with a dedicated annual budget and executive sponsor. F5's EIG leaders partner with the Company's Diversity & Inclusion team to cultivate personal and professional growth amongst their members. Our EIG leaders' efforts to build a thriving community of diverse individuals at F5 are recognized through quarterly bonuses.

Our diversity as a company is advanced by the steady increase in our transparency on the actions and the accompanying progress we have made to build a culture of belonging and representation. F5 will release the results of the Company's first diversity representation and employee inclusion score metrics to the short-term cash incentive program for the Company's executives in the Proxy Statement for fiscal year 2022.

To increase equity in opportunities across F5, we hosted our biennial development conference focused on leadership development and targeting our Black and Latinx communities within F5. This year's conference tripled the number of attendees and had a satisfaction rating of 4.6 out of 5. Replays of several of the conference's speakers are available for public viewing on F5's YouTube channel.

Allyship is critical to the sustainability of our diversity and inclusion program at F5. We hosted an allyship track at our conference and launched micro-trainings across our workforce and around the world. Each month, content is made available to the allyship community to deepen their understanding of experiences different from their own and gain new skills to help speak up and be an active participant in creating a more diverse and inclusive F5.

### *Compensation, Benefits and Wellbeing*

F5 offers a competitive Total Rewards package intended to attract, retain, and motivate our employees guided by our human-first approach. Our package includes market-competitive pay, incentive plans, restricted stock unit grants ("RSUs"), an Employee Stock Purchase Plan, retirement plans, healthcare, paid time off and family leave. We continue to evaluate and enhance our programs to support the diverse needs of our employees' overall health and wellbeing. We continue our Freedom to Flex program allowing employee choice to work fully remote, hybrid, or full time in an F5 office. The flexibility in hiring remote workers is another element that supports our ability to attract diverse talent. This and related programs resulted in our COVID-19 global pandemic response being among the highest rated categories on our global employee survey.

One key program we have maintained and expanded to support our employees' wellbeing are four wellness weekends when once a quarter all employees have a set Friday through Monday off. This program allows F5 employees to collectively take time off to relax, recharge, and focus on wellness without worry of coming back to an over-loaded inbox. In addition, in fiscal year 2022, we expanded in the United States our healthcare travel reimbursement to assist our employees' access to certain covered medical procedures that may be unavailable in their state of residence, increased our fertility and adoption assistance benefits, and added Juneteenth as a company holiday in the United States.

The mental wellbeing of our employees remains a very important area of focus. F5 has made and continues to make significant investments in tools and programs to address employee mental health. Such investments include a paid subscription to a meditation app for all global employees, mental health awareness training provided to managers (also attended by our Executive Leadership Team), and the removal of out-of-network penalties for therapy visits on our United States medical plans - which also opened up greater access to diverse therapists.

## Environmental, Social & Governance

At F5, we care deeply not just about what we do, but how we do it. We consider this our "human-first" approach to the way we conduct our business, and it is reflected in our expanded commitment to Environmental, Social and Governance ("ESG") – extending from the environmental sustainability of our products and operations to the well-being of our employees and our communities.

*Environmental.* Since F5 formed the ESG team in fiscal year 2021, the focus has been on bringing the environmental program at the Company up to the standards we are proud to have set over the last 28 years in social and governance. In fiscal year 2022, F5 took its first step towards a climate target; committing to reduce our absolute scope 1 and 2 emissions 50% by

2030 from a 2021 baseline year. We will complete our Scope 3 emissions inventory across our value chain, to issue our complete science-based target with the Science Based Target Initiative by the close of fiscal year 2023.

To start taking immediate action on our target, F5 made its first-ever purchase of renewable energy certificates in fiscal year 2022. We focused on buying renewable energy in the Western region of the United States first, given that our highest volume of emissions worldwide is currently concentrated around our headquarters in Seattle, WA and offices in Spokane, WA and San Jose, CA.

*Social.* In addition to the employee programs and benefits outlined in the Human Capital Management section above, we continue to prioritize F5 Global Good, the community development initiative that amplifies our employee engagement and diversity and inclusion programs. In fiscal year 2022, more than half of all worldwide employees participated in Global Good programs, volunteering over 7,200 hours and directing the entirety of F5's donations, through both the Company matching program and grant selection committees. F5 and its employees donated over $4.6 million to over 3,000 non-profits worldwide in fiscal year 2022.

*Governance.* Our guiding principle to do the right thing for each other, our customers, our shareholders, and our communities is set forth in F5's Code of Business Conduct and Ethics, compliance training programs and most importantly, in the behaviors and principles we measure all employees on: BeF5 and LeadF5.

In fiscal year 2022, F5 bolstered the governance of the working and environmental conditions in our supply chain by joining the Responsible Business Alliance.

The oversight of our ESG programs is conducted by the Nominating and ESG Committee of the Board of Directors, where ESG strategy, disclosures and metrics are reviewed each quarter. In addition, in fiscal year 2022, the Talent and Compensation Committee of the Board introduced additional ESG metrics to the short-term cash incentive program for the Company's executives in the form of measurements related to year-over-year increases in diversity representation and measurement of employee inclusion.

## Executive Officers of the Registrant

The following table sets forth certain information with respect to our executive officers as of November 15, 2022:

| Name | Age | Position |
|---|---|---|
| François Locoh-Donou | 51 | President, Chief Executive Officer and Director |
| Tom Fountain | 46 | Executive Vice President of Global Services and Chief Strategy Officer |
| Geng Lin | 58 | Executive Vice President and Chief Technology Officer |
| Frank Pelzer | 52 | Executive Vice President and Chief Financial Officer |
| Scot Rogers | 55 | Executive Vice President and General Counsel |
| Haiyan Song | 57 | Executive Vice President and General Manager, Security and Distributed Cloud |
| Kara Sprague | 42 | Executive Vice President and General Manager, App Delivery and Enterprise Product Ops |
| Chad Whalen | 51 | Executive Vice President of Worldwide Sales |
| Ana White | 49 | Executive Vice President and Chief People Officer |
| Mika Yamamoto | 50 | Executive Vice President and Chief Marketing and Customer Experience Officer |

*François Locoh-Donou* has served as our President, Chief Executive Officer and member of our Board of Directors since April 2017. Prior to joining F5, Mr. Locoh-Donou served as Senior Vice President and Chief Operating Officer of Ciena Corporation. During his more than 15 years at Ciena, Mr. Locoh-Donou served in several leadership positions. From August 2011 to October 2015, he served as Ciena's Senior Vice President, Global Products Group. Previously, he served as Ciena's Vice President and General Manager, Europe, Middle East and Africa from June 2005 to August 2011. He holds an M.B.A. from Stanford University, a 'Mastere' in Optical Telecommunications from the National Institute of Telecommunications of Paris (ENST), and a 'Diplome d'Ingenieur' in Physics Engineering from the National Institute of Physics in Marseille (ENSPM), France. Mr. Locoh-Donou serves on the board of Capital One Financial Corporation (NYSE: COF). He is also the co-founder of Cajou Espoir, a cashew-processing facility that employs several hundred people in rural Togo, 80 percent of whom are women. Cajou Espoir exports more than 400 tons of cashew kernels annually to the U.S. and Europe.

*Tom Fountain* has served as our Executive Vice President of Global Services and Chief Strategy Officer since June 2020. Mr. Fountain joined F5 in January 2018 as Executive Vice President and Chief Strategy Officer. Mr. Fountain is responsible for F5's global services organization, including global support, consulting, and services teams. He is also responsible for F5's corporate strategy, corporate development, technology partnerships, our service provider business, and new business incubations. From November 2012 to January 2018, Mr. Fountain served as Senior Vice President for Strategy and Corporate Development at McAfee LLC, Vice President of Strategy and Operations at Intel Corporation, and Senior Vice President for Strategy and Corporate Development at McAfee Incorporated. Previously, Mr. Fountain served as Vice President and General Manager of the Content and Media Business Unit at Juniper Networks from December 2011 to November 2012 and Vice President of Corporate Strategy at Juniper Networks from February 2009 to December 2011. Earlier in his career, Mr. Fountain was a venture capitalist at Mayfield Fund from June 2003 to February 2009 and co-founder and engineering leader at Ingrian Networks from December 1999 to June 2004. He holds an M.B.A., an M.S. in Computer Science, an M.S. in Electrical Engineering, and a B.S. in Computer Systems Engineering, each from Stanford University.

*Geng Lin* joined F5 as our Executive Vice President and Chief Technology Officer in July 2019. Mr. Lin is responsible for the technical vision for the Company with a focus on next-generation technological capabilities through organic and inorganic innovation, including advanced research initiatives and strategic partnerships. Prior to joining F5, Mr. Lin was the Managing Director, Chief Development Officer and Head of Engineering for consumer and community banking for J.P. Morgan Chase from September 2017 to June 2019. Previously, he served as Head of Service Engineering for Next Billion Users, CTO of Corporate Networks at Google, CTO of Network Business at Dell and CTO of Cisco's IBM Alliance. Mr. Lin is an industry-leading expert in distributed systems, software-defined infrastructure, and cloud services. He is a contributing author of two books on cloud and data-intensive computing and holds nine U.S. patents. Mr. Lin received B.Sc. and M.Sc. degrees in Computer Science from Peking University and a Ph.D. degree in Computer Science from the University of British Columbia.

*Frank Pelzer* has served as our Executive Vice President and Chief Financial Officer since May 2018. He oversees F5's worldwide financial planning, analysis, accounting, reporting, and internal auditing procedures, as well as investor relations. Prior to joining F5, Mr. Pelzer served as President and Chief Operating Officer of the Cloud Business Group at SAP, responsible for the execution of strategy and operations of the company's Software as a Service (SaaS) portfolio including Concur, Ariba, Fieldglass, SuccessFactors, and Hybris. Prior to that, he served as Chief Financial Officer of Concur Technologies, before it was acquired by SAP in 2014. Mr. Pelzer has also held senior leadership positions at Deutsche Bank and Credit Suisse Group. Mr. Pelzer serves on the board of directors for Benefitfocus, Limeade, and Modumetal. He holds a B.A. from Dartmouth College and an M.B.A. from the Tuck School of Business at Dartmouth College.

*Scot Rogers* has served as our Executive Vice President and General Counsel since January 2014. Mr. Rogers has held a variety of positions in F5's legal department since 2005, including most recently as Senior Vice President and Associate General Counsel immediately prior to his promotion to Executive Vice President. From 2002 through 2005, Mr. Rogers was the General Counsel for Xpediate Consulting, a healthcare technology and consulting company located in the San Francisco Bay Area. Prior to becoming a corporate counsel, he spent eight years in private practice as a commercial litigator. He is a graduate of the University of Texas and holds a J.D. from the Dedman School of Law of Southern Methodist University.

*Haiyan Song* joined F5 in 2021 as Executive Vice President and General Manager, Security and Distributed Cloud, responsible for the Company's security product and managed services portfolio. Previously, Ms. Song led Splunk's Security business as Senior Vice President and General Manager of Security Markets. In her more than 20-year career, she has held several leadership positions, including Vice President and General Manager at HP ArcSight, Vice President of Engineering at ArcSight, and Vice President of Engineering at SenSage. Ms. Song started her career at IBM/Informix, building trusted relational database management systems for Federal customers. Ms. Song currently serves on the board of CSG, a provider of revenue management and digital payments. She holds an M.S. from Florida Atlantic University and studied Computer Science in Tsinghua University in China.

*Kara Sprague* is Executive Vice President and General Manager, App Delivery and Enterprise Product Ops. She is responsible for F5's BIG-IP Application Delivery and Security product portfolio management, products and solutions. Prior to joining F5 in 2017, Ms. Sprague held various leadership positions across the technology practice of McKinsey & Company. Most recently she led the Technology, Media, and Telecom Practice for the Western Region. Prior to McKinsey, Ms. Sprague was on the engineering staff of Oracle, Agilent Technologies, and Hewlett-Packard. She holds a bachelor's degree and two master's degrees from Massachusetts Institute of Technology and serves on the board of Girls Who Code.

*Chad Whalen* has served as our Executive Vice President of Worldwide Sales since July 2018. He is responsible for F5's global sales strategy and brings over 20 years of experience leading global teams across Europe, Asia, and North and South America in network infrastructure, security, and SaaS. Mr. Whalen joined F5 in 2017 to lead the Cloud Sales team. Prior to joining F5, he ran strategic alliances at Fortinet, worldwide sales and services at Jasper, Americas sales and field operations at Ciena and global sales and marketing at World Wide Packets (WWP). He holds a B.A. in Business Administration and Management from Eastern Washington University.

*Ana White* has served as our Executive Vice President and Chief People Officer since January 2018. She is responsible for the F5's people, practices, and professional growth programs; recruiting; diversity and inclusion; organizational development; and employee advocacy initiatives. Ms. White comes to F5 from Microsoft, where she led global Human Resources teams for over 18 years across multiple business units. Most recently, she acted as General Manager, Human Resources for Microsoft's Business Development, Finance, HR and Legal organizations with responsibility for their teams' HR strategy, talent management, diversity and inclusion, and organizational capability as well as HR Business Insights across Microsoft. Prior to that, Ms. White led HR for the Marketing and Consumer Business organization. Prior to Microsoft, she was a Compensation and Benefits Consultant at Willis Towers Watson. She holds a B.S. in Mathematics from Seattle University and serves on the taskforce for both the Seattle University Center for Science and Innovation and the board of Childhaven.

*Mika Yamamoto* joined F5 in May 2019 in the newly created role of Executive Vice President and Chief Marketing and Customer Experience Officer. In this role, she is responsible for leading the Company's marketing strategies across segments, channels, and geographies, and ensuring customers remain at the forefront of the Company's Digital Transformation initiative. Prior to joining F5, Ms. Yamamoto served as Global President of Marketo, where she led the company's go-to-market strategy after it was acquired by Adobe. Ms. Yamamoto previously served as Chief Digital Marketing Officer and CMO for SAP. In addition, she has held senior leadership roles at Amazon Books, Microsoft Windows and Microsoft Stores, Gartner Research and Accenture. She holds a B.A. in Commerce, Economics and Marketing from Queen's University in Canada and serves on the board of the Rainier Valley Food Bank.

**Item 1A.** *Risk Factors*

In addition to the other information in this report, the following risk factors should be carefully considered in evaluating our company and operations.

### Our business could be adversely impacted by conditions affecting the information technology market

A substantial portion of our business depends on the demand for information technology by large enterprise customers and service providers. We are dependent upon the overall economic health of our current and prospective customers and the continued growth and evolution of the Internet. International, national, regional and local economic conditions, such as recessionary economic cycles, protracted economic slowdown or further deterioration of the economy could adversely impact demand for our products. Demand for our products and services depends substantially upon the general demand for application delivery products and associated services, which fluctuates based on numerous factors, including capital spending levels and growth of our current and prospective customers, as well as general economic conditions. Moreover, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Future economic projections for the information technology sector are uncertain as companies continue to reassess their spending for technology projects and embrace new models for delivery of IT services, such as cloud computing and highly orchestrated software defined networking environments. As a result, spending priorities for our current and future customers may vary and demand for our products and services may be impacted. In addition, customer buying patterns are changing over time and more customers seek to rent software on a subscription basis and to reduce their total cost of ownership. These evolving business models could lead to changes in demand and licensing strategies, which could have a material adverse effect on our business, results of operations and financial condition.

### *Cloud-based and SaaS computing trends present competitive and execution risks*

Customers are transitioning to a hybrid computing environment utilizing various cloud-based software and services accessed via various smart client devices. Pricing and delivery models are evolving and our competitors are developing and deploying cloud-based services for customers. In addition, new cloud infrastructures are enabling the emergence of new competitors including large cloud providers who offer their own application security and delivery functionality as well as smaller companies targeting the growing numbers of "born in the cloud" applications. We are devoting significant resources to develop and deploy our own competing cloud-based and SaaS software and services strategies. While we believe our expertise and investments in software and infrastructure for cloud-based services provides us with a strong foundation to compete, it is uncertain whether our strategies will attract the customers or generate the revenue required to be successful. In addition to software development costs, we are incurring costs to build and maintain infrastructure to support cloud-computing and SaaS services, and the securitization of our customers' data. These costs may reduce the gross and operating margins we have previously achieved. Whether we are successful in this new business model depends on our execution in a number of areas, including:

• continuing to innovate and bring to market compelling cloud-based and SaaS services through consumption models that generate increasing traffic and market share;

• maintaining the utility, compatibility and performance of our software on the growing array of cloud and SaaS computing platforms and the enhanced interoperability requirements associated with orchestration of cloud computing environments; and

• implementing the infrastructure and the securitization of our customers' data to deliver our own cloud-based and SaaS services.

These new business models may reduce our revenues or gross and operating margins and could have a material adverse effect on our business, results of operations and financial condition.

### *Industry consolidation may result in increased competition*

Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they had previously offered. We have also entered into large, strategic partnerships to enhance our competitive position in the marketplace. As IT companies attempt to strengthen or maintain their market positions in the evolving application delivery, mobility, cloud networking and cloud platform markets, these companies continue to seek to deliver comprehensive IT solutions to end users and combine enterprise-level hardware and software solutions that may compete with our solutions and which could negatively impact our partnerships. These consolidators or potential consolidators may have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary products and services. The companies resulting from these possible combinations may create more compelling product and service offerings and be able to offer greater pricing flexibility or sales and marketing support for such offerings than we can. These heightened competitive pressures could result in a loss of customers or a reduction in our revenues or revenue growth rates, all of which could adversely affect our business, results of operations and financial condition.

### *We may not be able to compete effectively in the emerging application delivery and security market*

The markets we serve are new, rapidly evolving and highly competitive, and we expect competition to persist and intensify in the future. As we expand our reach and role into a broader set of multi-cloud solutions, the companies that we consider competitors evolves as well. In addition to server load balancing, traffic management, and other functions normally associated with application delivery, our suite of solutions has expanded our addressable market into security, and policy management, where we compete with a number of companies focused on niche areas of application security.

We expect to continue to face additional competition as new participants enter our markets. As we continue to expand globally, we may see new competitors in different geographic regions. In addition, larger companies with significant resources, brand recognition, and sales channels may form alliances with or acquire competing application services solutions from other companies and emerge as significant competitors. Potential competitors may bundle their products or incorporate an Internet traffic management or security component into existing products in a manner that discourages users from purchasing our products. Any of these circumstances may limit our opportunities for growth and negatively impact our financial performance.

*Our success depends on our timely development of new software and systems products and features, market acceptance of new software and systems product offerings and proper management of the timing of the life cycle of our software and systems products*

The markets for our products and services are characterized by:

• rapid technological change;

• evolving industry standards;

• consolidation of network and application functions into existing network infrastructure products;

• requirements that our products interoperate with those of other IT vendors to enable ease of management;

• fluctuations in customer demand;

• changes in customer requirements; and

• frequent new product and service introductions and enhancements.

Our continued success depends on our ability to identify and develop new software and systems products and new features for our existing software and systems products, to meet the demands of these changes, and the acceptance of those products and features by our existing and target customers. In addition, our software and systems products must interoperate with our end customers' IT infrastructure, including the expanding use of the cloud and hybrid cloud environments, which often have different specifications, deploy products from multiple vendors, and utilize multiple protocol standards. Our customers' IT infrastructure is becoming more complex and we may be reliant on orchestration and interoperability with third party vendors on whom we are reliant for testing and support of new software and systems product versions and configurations. If we are unable to identify, develop and deploy new software and systems products and new product features on a timely basis, our business and results of operations may be harmed.

The current development cycle for our software and systems products varies and has become increasingly complex due to the sophistication and the addressing of our customers' needs. The development timetable to commercial release and availability to our customers is uncertain, and the introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products. This could harm our operating results by decreasing sales of our software and systems products, or increasing our inventory levels of older systems products and exposing us to greater risk of product obsolescence. We have also experienced, and may in the future experience, delays in developing and releasing new software and systems products and related product enhancements. This has led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. Also, in the development of our systems products, we have experienced delays in the prototyping, which in turn has led to delays in product introductions. In addition, complexity and difficulties in managing product transitions at the end-of-life stage of a product can create excess inventory of components associated with the outgoing product that can lead to increased expenses. Any or all of the above problems could materially harm our business and results of operations.

*Our success depends on sales and continued innovation of our application delivery and security product lines*

We expect to derive a significant portion of our net revenues from the sale of our software and hardware application delivery and security product lines in the future. Implementation of our strategy depends upon these products being able to solve critical network availability, performance and security problems for our customers. If our products are unable to solve these problems for our customers or if we are unable to sustain the high levels of innovation in product feature sets needed to maintain leadership in what will continue to be a competitive market environment, our business and results of operations will be harmed.

*Security vulnerabilities in our IT systems or products as well as unforeseen product errors could have a material adverse impact on our business results of operations, financial condition and reputation*

In the ordinary course of business, we store sensitive data, including intellectual property, personal data, our proprietary business information and that of our customers, suppliers and business partners on our networks. In addition, we store sensitive data through cloud-based services that may be hosted by third parties and in data center infrastructure maintained by third parties. The secure maintenance of this information is critical to our operations and business strategy. Our information systems and those of our partners and customers are subject to the increasing threat of intrusions by a wide range of actors including computer programmers, hackers or sophisticated nation-state and nation-state supported actors or they may be compromised due to employee error or wrongful conduct, malfeasance, or other disruptions. Despite our security measures, and those of our third-party vendors, our information technology and infrastructure has experienced breaches or disruptions and may be vulnerable in the future to breach, attacks or disruptions. If any breach or attack compromises our networks, creates system disruptions or slowdowns or exploits security vulnerabilities of our products, the information stored on our networks or those of our customers could be accessed and modified, publicly disclosed, lost or stolen, and we may be subject to liability to our customers, suppliers, business partners and others, and suffer reputational and financial harm.

In addition, our products are used to manage critical applications and data for customers and third parties may attempt to exploit security vulnerabilities in our products as well as our internal IT systems. As we continue to focus on the development and marketing of security solutions, we become a bigger target for malicious computer hackers, including sophisticated nation-state and nation-state supported actors who wish to exploit security vulnerabilities in our products or IT systems.

We devote significant resources to addressing security vulnerabilities in our IT systems, product solutions and services through our efforts to engineer more secure solutions and services, enhance security and reliability features in our solutions and services, deploy security updates to address security vulnerabilities and seek to respond to known security incidents in sufficient time to minimize any potential adverse impact. Despite our efforts to harden our infrastructure and build secure solutions, from time to time, we experience attacks and other cyber-threats. These attacks can seek to exploit, among other things, known or unknown vulnerabilities in technology included in our IT infrastructure, solutions and services. While we have undertaken efforts to mitigate these vulnerabilities, they could render our internal systems, products, and solutions and services susceptible to a cyber-attack.

Our products may also contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. As our products and customer IT infrastructures become increasingly complex, customers may experience unforeseen errors in implementing our products into their IT environments. We expect that these errors or defects will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. We may also be subject to liability claims for damages related to product errors or defects. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business and results of operations.

Our products must successfully operate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software or hardware problems, whether caused by our products or another vendor's products, may result in the delay or loss of market acceptance of our products. The occurrence of any of these problems may harm our business and results of operations.

Any errors, defects or vulnerabilities in our products or IT systems could result in:

- expenditures of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors and defects or to address and eliminate vulnerabilities;

- remediation costs, such as liability for stolen assets or information, repairs or system damage;

- increased cybersecurity protection costs which may include systems and technology changes, training, and engagement of third party experts and consultants;

- increased insurance premiums;

- loss of existing or potential customers or channel partners;

- loss of proprietary information leading to lost competitive positioning and lost revenues;

- negative publicity and damage to our reputation;

- delayed or lost revenue;

- delay or failure to attain market acceptance;

- an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and

- litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

***We are dependent on various information technology systems, and failures of or interruptions to those systems could harm our business***

Many of our business processes depend upon our IT systems, the systems and processes of third parties, including cloud hosting service providers, and on interfaces with the systems of third parties. For example, our order entry system provides information to the systems of our contract manufacturers, which enables them to build and ship our products. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This could harm our ability to ship products or our ability to deliver cloud-based services, which could harm our financial results.

In addition, reconfiguring our IT systems or other business processes in response to changing business needs may be time-consuming and costly. To the extent this impacted our ability to react timely to specific market or business opportunities, our financial results may be harmed.

### *Our failure to adequately protect personal information could have a material adverse effect on our business*

A wide variety of  local, state, national, and international laws, directives and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations continue to evolve and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. Certain safe-harbor exemptions upon which the Company relies for data transfers have been challenged and may no longer be available to us in the future. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end-customers and prospective end-customers), any of which could have a material adverse effect on our operations, financial performance, and business. Changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. The evolving data protection regulatory environment may require significant management attention and financial resources to analyze and modify our IT infrastructure to meet these changing requirements all of which could reduce our operating margins and impact our operating results and financial condition.

### *Our success depends on our key personnel and our ability to hire, retain and motivate qualified executives, sales and marketing, operations, product development and professional services personnel*

Our success depends, in large part, on our ability to attract, engage, retain, and integrate qualified executives and other key employees throughout all areas of our business. In order to attract and retain executives and other key employees in a competitive marketplace, we must provide a competitive compensation package, including cash- and equity-based compensation. If we do not obtain the stockholder approval needed to continue granting equity compensation in a competitive manner, our ability to attract, retain, and motivate executives and key employees could be weakened. Failure to successfully hire executives and key employees or the loss of any executives and key employees could have a significant impact on our operations. We have recently experienced changes in our senior leadership team and we expect to continue to see changes as we build the team that is needed to execute our strategy. Changes in our management team may be disruptive to our business, and any failure to successfully integrate key new hires or promoted employees could adversely affect our business and results of operations. The complexity of our products and their integration into existing networks and ongoing support, as well as the sophistication of our sales and marketing effort, requires us to retain highly trained developers, professional services, customer support and sales personnel. Competition for qualified developers, professional services, customer support and sales personnel in our industry is intense, especially in Silicon Valley and Seattle where we have substantial operations and a need for highly skilled personnel, because of the limited number of people available with the necessary technical skills and understanding of our products. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, that they have violated non-compete obligations to their prior employers, or that their former employers own their inventions or other work product. Our ability to hire and retain these personnel may be adversely affected by volatility or reductions in the price of our common stock or our ability to get approval from shareholders to offer additional common stock to our employees, since these employees are generally granted restricted stock units. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future or delays in hiring qualified personnel may harm our business and results of operations. In addition, we recently announced a restructuring to re-align our workforce to match strategic and financial objectives and optimize resources for long term growth, including a reduction in force program impacting a number of employees. This restructuring could lead to increased attrition amongst those employees who were not directly affected by the reduction in force program.

*Acquisitions present many risks and we may not realize the financial and strategic goals that are contemplated at the time of the transaction*

With respect to our past acquisitions, as well as any other future acquisitions we may undertake, we may find that the acquired businesses, products or technologies do not further our business strategy as expected, that we paid more than what the assets are later worth or that economic conditions change, all of which may generate future impairment charges. Our acquisitions may be viewed negatively by customers, financial markets or investors. There may be difficulty integrating the operations and personnel of the acquired business, and we may have difficulty retaining the key personnel of the acquired business. We may have difficulty in integrating the acquired technologies or products with our existing product lines. Our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations. We may have difficulty maintaining uniform standards, controls, procedures and policies across locations. We may experience significant problems or liabilities associated with product quality, technology and other matters.

Our inability to successfully operate and integrate newly-acquired businesses appropriately, effectively and in a timely manner, or to retain key personnel of any acquired business, could have a material adverse effect on our ability to take advantage of further growth in demand for integrated traffic management and security solutions and other advances in technology, as well as on our revenues, gross margins and expenses.

*We recently implemented a restructuring program, which we cannot guarantee will achieve its intended result*

In the first fiscal quarter of 2022, we completed a restructuring program to match strategic and financial objectives and optimize resources for long term growth. We incur substantial costs to implement restructuring plans, and our restructuring activities may subject us to litigation risks and expenses. Our past restructuring plans do not provide any assurance that additional restructuring plans will not be required or implemented in the future. In addition, our restructuring plans may have other consequences, such as attrition beyond our planned reduction in workforce, a negative effect on employee morale and productivity or our ability to attract highly skilled employees. Our competitors may also use our restructuring plans to seek to gain a competitive advantage over us. As a result, our restructuring plans may affect our revenue and other operating results in the future.

*The average selling price of our products may decrease and our costs may increase, which may negatively impact revenues and profits*

It is possible that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, including responses to inflationary pressures, new product introductions by us or our competitors, or other factors. Therefore, in order to maintain our profits, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so could cause our revenue and profits to decline, which would harm our business and results of operations. In addition, we may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices.

*Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies of our products or if a single source of hardware assembly is lost or impaired*

We outsource the manufacturing of our hardware platforms to third party contract manufacturers who assemble these hardware platforms to our specifications. We have experienced minor delays in shipments from contract manufacturers in the past. However, if we experience major delays in the future or other problems, such as inferior quality and insufficient quantity of product, any one or a combination of these factors may harm our business and results of operations. The inability of our contract manufacturers to provide us with adequate supplies of our products or the loss of one or more of our contract manufacturers may cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and may harm our business and results of operations. In particular, we currently subcontract manufacturing of our products to a single contract manufacturer. If our arrangement with this single source of hardware assembly was terminated or otherwise impaired, and we were not able to engage another contract manufacturer in a timely manner, our business, financial condition and results of operation could be adversely affected.

If the demand for our products grows, we will need to increase our raw material and component purchases, contract manufacturing capacity and internal test and quality control functions. Any disruptions in product flow may limit our revenue, may harm our competitive position and may result in additional costs or cancellation of orders by our customers.

*Our business could suffer if there are any interruptions or delays in the supply of hardware components from our third-party sources*

We currently purchase several hardware components used in the assembly of our products from a number of single or limited sources. Lead times for these components vary significantly and are increasing in light of global shortages of critical components. Global supply chain constraints in the wake of the COVID-19 pandemic continue to decrease our visibility into component availability and lead times. Despite efforts to mitigate the effects of supply chain constraints, the unavailability of suitable components, any interruption or delay in the supply of any of these hardware components or the inability to procure a similar component from alternate sources at acceptable prices within a reasonable time, may delay assembly and our ability to fulfill our sales of our products and, hence, our revenues, and may harm our business and results of operations.

*It is difficult to predict our future operating results because we have an unpredictable sales cycle*

Our products have a lengthy sales cycle and the timing of our revenue is difficult to predict. Historically, our sales cycle has ranged from approximately two to three months and has tended to lengthen as our products become increasingly complex. Also, as our distribution strategy is focused on a channel model, utilizing value-added resellers, distributors and systems integrators, the level of variability in the length of sales cycle across transactions has increased and made it more difficult to predict the timing of many of our sales transactions. Sales of our products require us to educate potential customers in their use and benefits. Sales of our products are subject to delays from the lengthy internal budgeting, approval and competitive evaluation processes that large enterprises and governmental entities may require. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase. Customers may also defer orders as a result of anticipated releases of new products or enhancements by our competitors or us. As a result, our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results.

*We may not be able to sustain or develop new distribution relationships, and a reduction or delay in sales to significant distribution partners could hurt our business*

We sell our products and services through multiple distribution channels in the United States and internationally, including leading industry distributors, value-added resellers, systems integrators, service providers and other indirect channel partners. We have a limited number of agreements with companies in these channels, and we may not be able to increase our number of distribution relationships or maintain our existing relationships. Recruiting and retaining qualified channel partners and training them in our technologies requires significant time and resources. These channel partners may also market, sell and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. Our indirect sales channel structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to customers or violate laws or our corporate policies. If we are unable to establish or maintain our indirect sales channels, our business and results of operations will be harmed. In addition, two worldwide distributors of our products accounted for 33.4% of our total net revenue for fiscal year 2022. A substantial reduction or delay in sales of our products to these distribution partners, if not replaced by sales to other indirect channel partners and distributors, could harm our business, operating results and financial condition.

*A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks*

Sales to U.S. and foreign, federal, state, and local governmental agency end-customers account for a significant portion of our revenues and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results in a material way. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other relatively high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government, affecting our ability to sell these products to the U.S. government.

*Misuse of our products could harm our reputation*

Our products may be misused by end-customers or third parties that obtain access to our products. For example, our products could be used to censor private access to certain information on the Internet. Such use of our products for censorship could result in negative publicity and damage to our reputation. In addition, as many of our products are subject to export control regulations, diversion of our products to restricted third parties by others could result in investigations, penalties, fines, trade restrictions and  negative publicity that could damage our reputation and materially impact our business, operating results, and financial condition.

*Our quarterly and annual operating results may fluctuate in future periods, which may cause our stock price to fluctuate*

Our quarterly and annual operating results have varied significantly in the past and could vary significantly in the future, which makes it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing and recently volatile U.S. and global economic environment, which may cause our stock price to fluctuate. In particular, we anticipate that the size of customer orders may increase as we continue to focus on larger business accounts. A delay in the recognition of revenue, even from just one account, may have a significant negative impact on our results of operations for a given period. In the past, a majority of our sales have been realized near the end of a quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that fiscal year. Additionally, we have exposure to the credit risks of some of our customers and sub-tenants. Although we have programs in place that are designed to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing our credit risks adequately. We monitor individual payment capability in granting credit arrangements, seek to limit the total credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for potential losses. If there is a deterioration of a sub-tenant's or a major customer's creditworthiness or actual defaults are higher than expected, future losses, if incurred, could harm our business and have a material adverse effect on our operating results. Further, our operating results may be below the expectations of securities analysts and investors in future quarters or years. Our failure to meet these expectations will likely harm the market price of our common stock. Such a decline could occur, and has occurred in the past, even when we have met our publicly stated revenue and/or earnings guidance.

*Reliance on fulfillment at the end of the quarter could cause our revenue for the applicable period to fall below expected levels*

As a result of customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their sales objectives, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. In addition, any significant interruption in our information technology systems, which manage critical functions such as order processing, revenue recognition, financial forecasts, inventory and supply chain management, and trade compliance reviews, could result in delayed order fulfillment and decreased revenue for that fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our third party contract manufacturers' inability to manufacture and ship products prior to fiscal quarter-end to fulfill purchase orders received near the end of the fiscal quarter, our failure to manage inventory to meet demand, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements, our revenue for that quarter could fall below our expectations, resulting in a decline in the trading price of our common stock.

*Changes in financial accounting standards may cause adverse unexpected revenue fluctuations and affect our reported results of operations*

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of existing pronouncements have occurred with frequency and may occur in the future. Changes to existing rules, or changes to the interpretations of existing rules, could lead to changes in our accounting practices, and such changes could adversely affect our reported financial results or the way we conduct our business.

*If we are unable to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected*

As a public company, we are required to design and maintain proper and effective internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting, which must be attested to by our independent registered public accounting firm. We have an ongoing program to review the design of our internal controls framework in keeping with changes in business needs, implement necessary changes to our controls design and test the system and process controls necessary to comply with these requirements. If in the future, our internal controls over financial reporting are determined to be not effective resulting in a material weakness, investor perceptions regarding the reliability of our financial statements may be adversely affected which could cause a decline in the market price of our stock and otherwise negatively affect our liquidity and financial condition.

*We may have exposure to greater than anticipated tax liabilities*

Our provision for income taxes is subject to volatility and could be affected by changes in our business operations, including acquisitions, new offerings, and changes in the jurisdictions in which we operate. The provision for income taxes may also be impacted by changes in stock-based compensation, changes in the research and development tax credit laws, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates, transfer pricing adjustments, not meeting the terms and conditions of tax holidays or incentives, changes in the valuation of our deferred tax assets and liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof, including changes to the tax laws applicable to corporate multinationals. Our results of operations and cash flows could be affected by future guidance implementing the provisions of the Tax Cuts and Jobs Act. In addition, we may be subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our results of operations and cash flows.

*We face litigation risks*

We are a party to lawsuits in the normal course of our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits has been, and will likely continue to be, expensive and time-consuming for us. An unfavorable resolution of these lawsuits could adversely affect our business, results of operations or financial condition.

***We may not be able to adequately protect our intellectual property, and our products may infringe on the intellectual property rights of third parties***

We rely on a combination of patent, copyright, trademark and trade secret laws, and restrictions on disclosure of confidential and proprietary information to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In the ordinary course of our business, we are involved in disputes and licensing discussions with others regarding their claimed proprietary rights and cannot provide assurance that we will always successfully defend ourselves against such claims and such matters are subject to many uncertainties and outcomes are not predictable with assurance. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. Also, as we have gained greater visibility, market exposure and competitive success, we face a higher risk of being the subject of intellectual property infringement claims. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all or may require us to make royalty payments which could adversely affect gross margins in future periods. The actual liability in any such matters may be materially different from our estimate, if any, which could result in the need to adjust the liability and record additional expenses. Similarly, changing our products or processes to avoid infringing upon the rights of others may be costly or impractical. In addition, we have initiated, and may in the future initiate, claims or litigation against third parties for infringement of our proprietary rights, or to determine the scope and validity of our proprietary rights or those of our competitors. Any of these claims, whether claims that we are infringing the proprietary rights of others, or vice versa, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology, develop non-infringing technology or enter into royalty or licensing agreements. Further, our license agreements typically require us to indemnify our customers, distributors and resellers for infringement actions related to our technology, which could cause us to become involved in infringement claims made against our customers, distributors or resellers. Any of the above-described circumstances relating to intellectual property rights disputes could result in our business and results of operations being harmed.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or successful basis, any of which could adversely affect our business, operating results and financial condition.

Many of our products include intellectual property licensed from third parties. In the future, it may be necessary to renew licenses for third party intellectual property or obtain new licenses for other technology. These third party licenses may not be available to us on acceptable terms, if at all. The inability to obtain certain licenses, or litigation regarding the interpretation or enforcement of license rights and related intellectual property issues, could have a material adverse effect on our business, operating results and financial condition. Furthermore, we license some third party intellectual property on a non-exclusive basis and this may limit our ability to protect our intellectual property rights in our products.

***Global economic and geopolitical conditions may harm our industry, business and results of operations.***

We operate globally and as a result, our business, revenues and profitability are impacted by global macroeconomic conditions. The success of our activities is affected by general economic and market conditions, including, among others, inflation, interest rates, tax rates, economic uncertainty, political instability, warfare, changes in laws, trade barriers, and economic and trade sanctions. The U.S. capital markets experienced and continue to experience extreme volatility and disruption following the global outbreak of COVID-19 in 2020 and the Russian invasion of Ukraine in 2022. Furthermore, inflation rates in the U.S. have recently increased to levels not seen in decades. Such economic volatility could adversely affect our business, financial condition, results of operations and cash flows, and future market disruptions could negatively impact us. These unfavorable economic conditions could increase our operating costs, which could negatively impact our profitability. Geopolitical destabilization and warfare have impacted and could continue to impact global currency exchange rates, commodity prices, trade and movement of resources, which may adversely affect the buying power of our customers, our access to and cost of resources from our suppliers, and ability to operate or grow our business.

Additionally, we have offices and employees located in regions that historically have and may experience periods of political instability, warfare, changes in laws, trade barriers, and economic and trade sanctions. Adverse conditions in these countries directly affect our operations. As a result, our operations and employees could be disrupted and may not be able to function at full capacity, which could adversely affect our business, results of operations, financial condition, and cash flows. Further, while our ability to do business has not been materially affected, the Russian invasion of Ukraine and the global restrictive measures that have been taken, and could be taken in the future, have created significant global economic uncertainty that could prolong and escalate tensions and expand the geopolitical conflict, which could have a lasting impact on regional and global economies, any of which could harm our business and operating results.

### *We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations*

Our sales contracts are denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our end customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments.

### *The effects of a pandemic or widespread health epidemic such as the coronavirus outbreak could have a material adverse effect on our business and results of operations*

The COVID-19 pandemic has disrupted the U.S. and global economies and put unprecedented strain on governments, healthcare systems, educational institutions, businesses, and individuals around the world, the impact and duration of which is difficult to assess or predict. It is especially difficult to predict the impact on the global economic markets, which have been and will continue to be highly dependent upon the actions of governments, businesses, and other enterprises in response to the pandemic, as well as the effectiveness of those actions.

The impacts of the global pandemic on our business and financial outlook are currently unknown. Areas that may or may not be adversely disrupted or impacted by the COVID-19 pandemic include, but are not limited to: customer demand for our products and services, reductions in customer spend, delayed or the inability to collect from our customers, disruptions to our supply chain that could result in delays, shortages or increased costs of our products, disruptions to our operations in servicing our customers as a result of working remotely or business location closures, which all may adversely impact our business, results of operations and overall financial performance in future periods.

### *Our operating results are exposed to risks associated with international commerce*

As our international sales increase, our operating results become more exposed to international operating risks. Additionally, our international sales and operations are subject to a number of risks, including the following:

• greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

• the uncertainty of protection for intellectual property rights in some countries;

• greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

• risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our products required in foreign countries;

• greater risk of a failure of foreign employees, partners, distributors, and resellers to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, and any trade regulations ensuring fair trade practices;

• heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

• increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

• greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

- management communication and integration problems resulting from cultural and geographic dispersion;

- fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

- economic uncertainty around the world, including continued economic uncertainty as a result of sovereign debt issues in Europe; and

- general economic and political conditions in these foreign markets.

In addition, on January 31, 2020, the United Kingdom withdrew from the European Union (commonly referred to as Brexit). Brexit could lead to economic and legal uncertainty, including volatility in global stock markets and currency exchange rates, and increasingly divergent laws, regulations, and licensing requirements. Any of these effects of Brexit, among others, could adversely affect our operations and financial results.

We must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms in customer contracts. We intend to continue expanding into international markets.

These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

### *We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets*

Our products are subject to U.S. export controls and may be exported outside the U.S. only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

### *Changes in governmental regulations could negatively affect our revenues*

Many of our products are subject to various regulations promulgated by the United States and various foreign governments including, but not limited to, environmental regulations and regulations implementing export license requirements and restrictions on the import or export of some technologies, especially encryption technology. Changes in governmental regulation and our inability or failure to obtain required approvals, permits or registrations could harm our international and domestic sales and adversely affect our revenues, business and operations.

### *New regulations related to conflict minerals may force us to incur additional expenses and could limit the supply and increase the costs of certain metals and minerals used in the manufacturing of our products*

In August 2012, the SEC adopted new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (or the Dodd-Frank Act) for companies that use certain minerals and derivative metals (referred to as conflict minerals, regardless of their country of origin) in their products, whether or not these products are manufactured by third parties. The Dodd-Frank Act requires companies to perform due diligence and disclose whether or not such minerals originate from the Democratic Republic of Congo or adjoining countries. We filed a report on Form SD with the SEC regarding such matters on May 31, 2022. These requirements could adversely affect the sourcing, availability and pricing of minerals or metals used in the manufacture of our products and the numerous components that go into our products all of which could adversely affect our business, financial condition, and operating results. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any relevant minerals and metals used in our products. We have a complex supply chain and many components are sourced through our contract manufacturer and we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement. As a result, we may face reputational challenges with our customers and other stakeholders and possible regulatory risk.

### *Anti-takeover provisions could make it more difficult for a third party to acquire us*

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by our shareholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our bylaws, including a provision limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of our company, which could have an adverse effect on the market price of our common stock. Similarly, state anti-takeover laws in the State of Washington related to corporate takeovers may prevent or delay a change of control of our company.

### *Our stock price could be volatile, particularly during times of economic uncertainty and volatility in domestic and international stock markets*

Our stock price has been volatile and has fluctuated significantly in the past. The trading price of our stock is likely to continue to be volatile and subject to fluctuations in the future. Some of the factors that could significantly affect the market price of our stock include:

- Actual or anticipated variations in operating and financial results;

- Analyst reports or recommendations;

- Rumors, announcements or press articles regarding our competitors' operations, management, organization, financial condition or financial statements; and

- Other events or factors, many of which are beyond our control.

The stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to operating performance. The fluctuations may continue in the future and this could significantly impact the value of our stock and your investment.

### *If securities or industry analysts publish inaccurate or unfavorable research about our business, or discontinue publishing research about our business, the price and trading volume of our securities could decline*

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

### *Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism*

A significant natural disaster, such as an earthquake, a fire, a flood, or a significant power outage could have a material adverse impact on our business, operating results, and financial condition. We have an administrative and product development office and a third party contract manufacturer located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our supply chain, manufacturing vendors, or logistics providers' ability to provide materials and perform services such as manufacturing products or assisting with shipments on a timely basis. In the event our or our service providers' information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missed financial targets, such as revenue and shipment targets, for a particular quarter. In addition, cyber-attacks, acts of terrorism, or other geopolitical unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

### *Climate change may have an impact on our business*

Risks related to climate change are increasing in both impact and type of risk. We believe there will not be significant near-term impacts to our offices worldwide due to climate change, but long-term impacts remain unknown. However, there may be business operational risk due to the significant impacts climate change could pose to our employees' lives, our supply chain, or electrical power availability from climate-related weather events. In addition, rapidly changing customer and regulatory requirements to reduce carbon emissions present a risk of loss of business if we are not able to meet those requirements.

### *In addition to other risks listed in this "Risk Factors" section, factors that may affect our operating results include, but are not limited to:*

- fluctuations in demand for our products and services due to changing market conditions, pricing conditions, technology evolution, seasonality, or other changes in the global economic environment;

- changes or fluctuations in sales and implementation cycles for our products and services;

- changes in the mix of our products and services, including increases in SaaS and other subscription-based offerings;

- changes in the growth rate of the application delivery market;

- reduced visibility into our customers' spending and implementation plans;

- reductions in customers' budgets for data center and other IT purchases or delays in these purchases;

- changes in end-user customer attach rates and renewal rates for our services;

- fluctuations in our gross margins, including the factors described herein, which may contribute to such fluctuations;

- our ability to control costs, including operating expenses, the costs of hardware and software components, and other manufacturing costs;

- our ability to develop, introduce and gain market acceptance of new products, technologies and services, and our success in new and evolving markets;

- any significant changes in the competitive environment, including the entry of new competitors or the substantial discounting of products or services;

- the timing and execution of product transitions or new product introductions, and related inventory costs;

- variations in sales channels, product costs, or mix of products sold;

- our ability to establish and manage our distribution channels, and the effectiveness of any changes we make to our distribution model;

- the ability of our contract manufacturers and suppliers to provide component parts, hardware platforms and other products in a timely manner;

- benefits anticipated from our investments in sales, marketing, product development, manufacturing or other activities;

- impacts on our overall tax rate caused by any reorganization in our corporate structure;

- changes in tax laws or regulations, or other accounting rules; and

- general economic conditions, both domestically and in our foreign markets.

### Item 1B.  *Unresolved Staff Comments*

Not applicable.

**Item 2.**    *Properties*

We lease our principal administrative, sales, marketing, research and development facilities, which are located in Seattle, Washington and consist of approximately 515,000 square feet. In May 2017, we entered into a lease agreement for the building in Seattle, Washington that now serves as our corporate headquarters. This lease will expire in 2033 with an option for renewal.

We believe that our existing properties are in good condition and suitable for the conduct of our business. We also lease additional office space for product development and sales and support personnel in the United States and internationally. We believe that our future growth can be accommodated by our current facilities or by leasing additional space if necessary.

**Item 3.**    *Legal Proceedings*

See Note 12 - Commitments and Contingencies of the Notes to Financial Statements (Part II, Item 8 of this Form 10-K) for information regarding legal proceedings in which we are involved.

**Item 4.**    *Mine Safety Disclosures*

Not applicable.

## PART II

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

**Market Prices of Common Stock**

Our common stock is traded on the Nasdaq Global Select Market under the symbol "FFIV." The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq Global Select Market.

|  | Fiscal Year 2022 | | Fiscal Year 2021 | |
|---|---|---|---|---|
|  | **High** | **Low** | **High** | **Low** |
| First Quarter | $ 249.00 | $ 193.50 | $ 178.09 | $ 121.77 |
| Second Quarter | $ 245.59 | $ 188.50 | $ 215.91 | $ 173.41 |
| Third Quarter | $ 215.28 | $ 147.47 | $ 216.15 | $ 174.34 |
| Fourth Quarter | $ 174.38 | $ 141.91 | $ 215.56 | $ 181.98 |

The last reported sales price of our common stock on the Nasdaq Global Select Market on November 7, 2022 was $137.22.

As of November 7, 2022, there were 41 holders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

**Dividend Policy**

Our policy has been to retain cash for use in our business, for investment in acquisitions and to repurchase shares of our common stock. Accordingly, we have not paid dividends and do not anticipate declaring dividends on our common stock in the foreseeable future.

**Unregistered Securities Sold in 2022**

We did not sell any unregistered shares of our common stock during the fiscal year 2022.

**Issuer Purchases of Equity Securities**

On July 25, 2022, we announced that our Board of Directors authorized an additional $1.0 billion for our common stock share repurchase program. This authorization is incremental to the existing $5.4 billion program, initially approved in October 2010 and expanded in subsequent fiscal years. Acquisitions for the share repurchase programs will be made from time to time in private transactions, accelerated share repurchase programs, or open market purchases as permitted by securities laws and other legal requirements. The programs can be terminated at any time.

On February 3, 2021, the Company entered into Accelerated Share Repurchase (ASR) agreements with two financial institutions under which the Company paid an aggregate of $500 million. The ASR agreements were accounted for as two separate transactions (1) a repurchase of common stock and (2) an equity-linked contract on the Company's own stock. Upon execution of the ASR agreements, the Company received an initial delivery of 2.1 million shares for an aggregate price of $400 million, based on the market price of $194.91 per share of the Company's common stock on the date of the transaction. The initial shares received by the Company were retired immediately upon receipt. The equity-linked contract for the remaining $100 million, representing remaining shares to be delivered by the financial institutions under the ASR agreements, was recorded to common stock as of March 31, 2021 and was settled in the third quarter of fiscal 2021 with the Company receiving 449,049 additional shares, which were retired immediately upon receipt. The total ASR resulted in a repurchase of 2.5 million shares of the Company's common stock at a volume weighted average repurchase price, less an agreed upon discount, of $199.90 per share. The shares received by the Company were retired, accounted for as a reduction to stockholder's equity in the consolidated balance sheets, and treated as a repurchase of common stock for purposes of calculating earnings per share. The Company was not required to make any additional cash payments or delivery of common stock to the financial institutions upon settlement of the agreements.

During fiscal year 2022, we repurchased and retired 2,611,462 shares of common stock at an average price of $191.47 per share and as of September 30, 2022, we had $1.3 billion remaining authorized to purchase shares.

**Performance Measurement Comparison of Shareholder Return**

The following graph compares the annual percentage change in the cumulative total return on shares of our common stock, the Nasdaq Composite Index and the S&P 500 Index for the period commencing September 30, 2017, and ending September 30, 2022.

**Comparison of Cumulative Total Return
On Investment Since September 30, 2017***



The Company's closing stock price on September 30, 2022, the last trading day of the Company's 2022 fiscal year, was $144.73 per share.

\* Assumes that $100 was invested September 30, 2017 in shares of common stock and in each index, and that all dividends were reinvested. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.

**Item 6.** *Selected Financial Data*

Part II, Item 6 is no longer required as the Company has adopted certain provisions within the amendments to Regulation S-K that eliminate Item 301.

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions. These forward-looking statements are based on current information and expectations and are subject to a number of risks and uncertainties. Our actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Item 1A. Risk Factors" herein and in other documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to revise or update any such forward-looking statements.

## Overview

F5 is a leading provider of multi-cloud application security and delivery solutions which enable our customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud. Our enterprise-grade application services are available as cloud-based, software-as-a-service, and software-only solutions optimized for multi-cloud environments, with modules that can run independently, or as part of an integrated solution on our high-performance appliances. We market and sell our products primarily through multiple indirect sales channels in the Americas; Europe, the Middle East, and Africa ("EMEA"); and the Asia Pacific region ("APAC"). Enterprise customers (Fortune 1000 or Business Week Global 1000 companies) in the technology, telecommunications, financial services, transportation, education, manufacturing, and health care industries, along with government customers, continue to make up the largest percentage of our customer base.

Our management team monitors and analyzes a number of key performance indicators in order to manage our business and evaluate our financial and operating performance on a consolidated basis. Those indicators include:

- *Revenues.* The majority of our product revenues are derived from sales of our application security and delivery solutions including our BIG-IP software and systems, F5 NGINX software, and our Silverline offerings. Our BIG-IP software solutions are sold both on a perpetual license and a subscription basis. We sell F5 NGINX on a subscription basis. Our Silverline solution is a managed services offering, also sold on a subscription basis. During our fiscal year 2022, we launched F5 Distributed Cloud Services. F5 Distributed Cloud Services provides security, multi-cloud networking, and edge-based computing solutions, encompassing software solutions from what were previously branded as our Shape, Volterra, and Silverline product offerings. F5 Distributed Cloud Services are offered on a subscription basis, under a unified software-as-a-service ("SaaS") platform. We also derive revenues from the sales of global services including annual maintenance contracts, training and consulting services.

  We monitor the sales mix of our revenues within each reporting period. We believe customer acceptance rates of our new products, feature enhancements and consumption models are indicators of future trends. We also consider overall revenue concentration by geographic region as an additional indicator of current and future trends. Near term, we expect challenging global supply chain conditions, particularly semiconductor constraints, will result in a shortfall in our ability to meet customer demand for our hardware-based solutions, thereby impacting revenues from systems sales.

- *Cost of revenues and gross margins.* We strive to control our cost of revenues and thereby maintain our gross margins. Significant items impacting cost of revenues are hardware costs paid to our contract manufacturers, third-party software license fees, software-as-a-service infrastructure costs, amortization of developed technology and personnel and overhead expenses. In addition, factors such as sales price, product and services mix, inventory obsolescence, returns, component price increases, warranty costs, global supply chain constraints, and the remaining uncertainty surrounding the COVID-19 pandemic could significantly impact our gross margins from quarter to quarter.

- *Operating expenses.* Operating expenses are substantially driven by personnel and related overhead expenses. Existing headcount and future hiring plans are the predominant factors in analyzing and forecasting future operating expense trends. Other significant operating expenses that we monitor include marketing and promotions, travel, professional fees, computer costs related to the development of new products and provision of services, facilities and depreciation expenses.

- *Liquidity and cash flows.* Our financial condition remains strong with significant cash and investments. The decrease in cash and investments for fiscal year 2022 was primarily due to $500.0 million of cash used for the repurchase of shares and $68.0 million in cash paid for the acquisition of Threat Stack in the first quarter of fiscal 2022. The decrease in cash and investments for fiscal year 2022 was partially offset by cash provided by operating activities of $442.6 million. Going forward, we believe the primary driver of cash flows will be net income from operations. We will continue to evaluate possible acquisitions of, or investments in businesses, products, or technologies that we believe are strategic, which may require the use of cash. Additionally, on January 31, 2020, we entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). We have the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. As of September 30, 2022, there were no outstanding borrowings under the Revolving Credit Facility, and we had available borrowing capacity of $350.0 million.

• *Balance sheet.* We view cash, short-term and long-term investments, deferred revenue, accounts receivable balances and days sales outstanding as important indicators of our financial health. Deferred revenues continued to increase in fiscal 2022 due to the growth of our subscriptions business. Our days sales outstanding for the fourth quarter of fiscal year 2022 was 60. Days sales outstanding is calculated by dividing ending accounts receivable by revenue per day for a given quarter.

## Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, which are described in Note 1 of the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

*Revenue Recognition.* We sell products through distributors, resellers, and directly to end users. Revenue related to our contracts with customers is recognized by following a five-step process:

• *Identify the contract(s) with a customer.* Evidence of a contract generally consists of a purchase order issued pursuant to the terms and conditions of a distributor, reseller or end user agreement.

• *Identify the performance obligations in the contract.* Performance obligations are identified in our contracts and include hardware, hardware-based software, software-only solutions, cloud-based subscription services as well as a broad range of service performance obligations including consulting, training, installation and maintenance.

• *Determine the transaction price.* The purchase price stated in an agreed upon purchase order is generally representative of the transaction price. We offer several programs in which customers are eligible for certain levels of rebates if certain conditions are met. When determining the transaction price, we consider the effects of any variable consideration.

• *Allocate the transaction price to the performance obligations in the contract.* The transaction price in a contract is allocated based upon the relative standalone selling price of each distinct performance obligation identified in the contract.

• *Recognize revenue when (or as) the entity satisfies a performance obligation.* We satisfy performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring control of promised products and services to a customer.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities. Shipping and handling fees charged to our customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of sale.

The following is a description of the principal activities from which we generate revenue:

*Product*

Revenue from the sale of our hardware and perpetual software products is generally recognized at a point in time when the product has been fulfilled and the customer is obligated to pay for the product. We also offer several products by subscription, either through term-based license agreements or as SaaS offerings. Revenue for term-based license agreements is recognized at a point in time when we deliver the software license to the customer and the subscription term has commenced. For our SaaS offerings, revenue is recognized ratably as the services are provided. Hardware, including the software run on those devices is considered systems revenue. Perpetual or subscription software offerings that are deployed on a standalone basis, along with our SaaS offerings, are considered software revenue. When rights of return are present and we cannot estimate returns, revenue is recognized when such rights of return lapse. Payment terms to customers are generally net 30 days to net 60 days.

*Global Services*

Revenues for post-contract customer support (PCS) are recognized on a straight-line basis over the service contract term. PCS includes a limited period of telephone support, updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes and rights to upgrades, when and if available. Consulting services are customarily billed at fixed hourly rates, plus out-of-pocket expenses, and revenues are recognized as the consulting is completed. Similarly, training revenue is recognized as the training is completed.

*Contract Acquisition Costs*

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial service contracts and subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit which management has determined to be 4.5 years and 3 years, respectively.

*Significant Judgments*

We enter into certain contracts with customers, including flexible consumption programs and multi-year subscriptions, with non-standard terms and conditions. Management exercises significant judgment in assessing contractual terms in these arrangements to identify and evaluate performance obligations. Management allocates consideration to each performance obligation based on relative fair value using standalone selling price and recognizes associated revenue as control is transferred to the customer.

***Business Combinations.*** Our business combinations are accounted for under the acquisition method. We allocate the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

## COVID-19 Update

Management has prioritized a human-first approach to the COVID-19 pandemic. For F5, this means ensuring the health and safety of employees, their families and our communities. Further, this approach extends to our customers as we look for ways that we can support their operations.

We continue to monitor the ongoing uncertainty related to the global pandemic on our business and financial outlook. Global supply chain constraints in the wake of the COVID-19 pandemic have reduced our visibility into component availability and lead times and costs have increased for components necessary for our hardware-based solutions. We are continuing to undertake efforts to mitigate supply chain constraints, but pandemic-related impacts to component availability have lengthened systems shipment lead times and delayed our ability to fulfill some hardware orders. In addition, we are conducting business with modifications to employee travel, employee work locations, and virtualization of certain sales and marketing events, among other modifications. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our customers and prospects, or on our financial results.

## Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| | (in thousands, except percentages) | | |
| **Net revenues** | | | |
| Products | $1,317,117 | $1,247,084 | $1,025,856 |
| Services | 1,378,728 | 1,356,332 | 1,324,966 |
| Total | $2,695,845 | $2,603,416 | $2,350,822 |
| **Percentage of net revenues** | | | |
| Products | 48.9 % | 47.9 % | 43.6 % |
| Services | 51.1 | 52.1 | 56.4 |
| Total | 100.0 % | 100.0 % | 100.0 % |

*Net Revenues.* Total net revenues increased 3.6% in fiscal year 2022 from fiscal year 2021, compared to an increase of 10.7% in fiscal year 2021 from the prior year. Overall revenue growth for the year ended September 30, 2022 was due to increases in both product and service revenue. The product revenue increase was driven by software revenue increases, specifically from our subscription-based offerings, which include software sold via our flexible consumption program or multi-year subscriptions, and our SaaS product offerings. This was partially offset by a decrease in systems revenue associated with a shortage of components required to meet systems demand. Service revenues increased as a result of our increased installed base of products. International revenues represented 44.8%, 47.5% and 48.1% of net revenues in fiscal years 2022, 2021 and 2020, respectively.

*Net Product Revenues.* Net product revenues increased 5.6% in fiscal year 2022 from fiscal year 2021, compared to an increase of 21.6% in fiscal year 2021 from the prior year. The increase of $70.0 million in net product sales for fiscal year 2022 was due to continued growth in software revenue, partially offset by a decrease in systems revenue associated with a shortage of components to meet systems demand. The increase of $221.2 million in net product sales for fiscal year 2021 was primarily due to an increase in both software and systems revenue compared to the prior year.

The following presents net product revenues by systems and software (in thousands):

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Net product revenues** | | | |
| Systems revenue | $ 651,902 | $ 748,192 | $ 668,313 |
| Software revenue | 665,215 | 498,892 | 357,543 |
| Total net product revenue | $1,317,117 | $1,247,084 | $1,025,856 |
| **Percentage of net product revenues** | | | |
| Systems revenue | 49.5 % | 60.0 % | 65.1 % |
| Software revenue | 50.5 | 40.0 | 34.9 |
| Total net product revenue | 100.0 % | 100.0 % | 100.0 % |

*Net Service Revenues.* Net service revenues increased 1.7% in fiscal year 2022 from fiscal year 2021, compared to an increase of 2.4% in fiscal year 2021 from the prior year. The increases in service revenue were the result of increased purchases or renewals of maintenance contracts driven by additions to our installed base of products.

The following distributors of our products accounted for more than 10% of total net revenue:

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Ingram Micro, Inc. | 20.0 % | 19.2 % | 16.7 % |
| Synnex Corporation | 13.4 % | 11.1 % | — |

The following distributors of our products accounted for more than 10% of total receivables:

| | September 30, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Ingram Micro, Inc. | 12.9 % | 12.6 % |
| Synnex Corporation | 12.6 % | 11.9 % |
| Carahsoft Technology | 16.2 % | 11.5 % |

No other distributors accounted for more than 10% of total net revenue or receivables.

| | **Years Ended September 30,** | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| | **(in thousands, except percentages)** | | |
| **Cost of net revenues and gross profit** | | | |
| Products | $ 319,713 | $ 286,293 | $ 215,275 |
| Services | 219,914 | 206,853 | 192,612 |
| Total | 539,627 | 493,146 | 407,887 |
| Gross profit | $2,156,218 | $2,110,270 | $1,942,935 |
| **Percentage of net revenues and gross margin (as a percentage of related net revenue)** | | | |
| Products | 24.3 % | 23.0 % | 21.0 % |
| Services | 16.0 | 15.3 | 14.5 |
| Total | 20.0 | 18.9 | 17.4 |
| Gross margin | 80.0 % | 81.1 % | 82.6 % |

*Cost of Net Product Revenues.* Cost of net product revenues consist of finished products purchased from our contract manufacturers, manufacturing overhead, freight, warranty, provisions for excess and obsolete inventory, software-as-a-service infrastructure costs and amortization expenses in connection with developed technology from acquisitions. Cost of net product revenues increased to $319.7 million in fiscal year 2022, up 11.7% from the prior year, primarily due to software product revenue growth. In addition, we experienced an increase in component prices, expedite fees and other sourcing-related costs in fiscal 2022. Cost of net product revenues increased to $286.3 million in fiscal year 2021, up 33.0% from the prior year, primarily due to software product revenue growth.

*Cost of Net Service Revenues.* Cost of net service revenues consist of the salaries and related benefits of our professional services staff, travel, facilities and depreciation expenses. Cost of net service revenues as a percentage of net service revenues increased to 16.0% in fiscal year 2022 compared to 15.3% in fiscal year 2021 and 14.5% in fiscal year 2020. Professional services headcount at the end of fiscal 2022 increased to 1,091 from 1,014 at the end of fiscal 2021. Professional services headcount at the end of fiscal year 2021 increased to 1,014 from 965 at the end of fiscal 2020. In addition, cost of net service revenues included stock-based compensation expense of $21.9 million, $22.1 million and $20.8 million for fiscal years 2022, 2021 and 2020, respectively.

|  | Years Ended September 30, | | |
| --- | --- | --- | --- |
|  | **2022** | **2021** | **2020** |
|  | **(in thousands, except percentages)** | | |
| **Operating expenses** | | | |
| Sales and marketing | $ 926,591 | $ 929,983 | $ 843,178 |
| Research and development | 543,368 | 512,627 | 441,324 |
| General and administrative | 274,558 | 273,635 | 258,366 |
| Restructuring charges | 7,909 | — | 7,800 |
| Total | $1,752,426 | $1,716,245 | $1,550,668 |
| **Operating expenses (as a percentage of net revenue)** | | | |
| Sales and marketing | 34.4 % | 35.7 % | 35.9 % |
| Research and development | 20.1 | 19.7 | 18.8 |
| General and administrative | 10.2 | 10.5 | 11.0 |
| Restructuring charges | 0.3 | — | 0.3 |
| Total | 65.0 % | 65.9 % | 66.0 % |

*Sales and Marketing.* Sales and marketing expenses consist of the salaries, commissions and related benefits of our sales and marketing staff, the costs of our marketing programs, including public relations, advertising and trade shows, travel, facilities, and depreciation expenses. Sales and marketing expense remained relatively flat in fiscal year 2022 from the prior year, as compared to a year-over-year increase of 10.3% in fiscal year 2021. Sales and marketing expense for fiscal year 2022 included a decrease of $14.0 million in commissions, partially offset by an increase in employee travel and customer outreach of $12.9 million, compared to the prior year. Sales and marketing headcount at the end of fiscal year 2022 increased to 2,500 from 2,479 at the end of fiscal year 2021. In fiscal year 2021, the increase in sales and marketing expense was primarily due to increases in commissions and personnel costs of $57.3 million, compared to the prior year. The increases in commissions and personnel costs were driven by growth in sales and marketing employee headcount during fiscal year 2021, including employees from the acquisition of Volterra, as well as higher commissions related to software sales. Sales and marketing headcount at the end of fiscal year 2021 increased to 2,479 from 2,395 at the end of fiscal year 2020. Sales and marketing expenses for fiscal year 2021 also included impairment charges of $11.5 million related to the exit of certain facilities. Sales and marketing expense included stock-based compensation expense of $104.3 million, $104.6 million and $88.4 million for fiscal years 2022, 2021 and 2020, respectively.

*Research and Development.* Research and development expenses consist of the salaries and related benefits of our product development personnel, prototype materials and other expenses related to the development of new and improved products, facilities and depreciation expenses. Research and development expense increased 6.0% in fiscal year 2022 from the prior year, as compared to a year-over-year increase of 16.2% in fiscal year 2021. The increase in research and development expense for fiscal year 2022 was primarily due to increased personnel costs of $29.6 million, compared to the prior year. The increase in personnel costs were driven by growth in research and development employee headcount during fiscal year 2022, including employees from the acquisition of Threat Stack. Research and development headcount at the end of fiscal year 2022 increased to 2,170 from 1,884 at the end of fiscal year 2021. In fiscal year 2021, the increase in research and development expense was primarily due to increased personnel costs of $48.8 million, compared to the prior year. The increase in personnel costs were driven by growth in research and development employee headcount during fiscal year 2021, including employees from the acquisition of Volterra. Research and development headcount at the end of fiscal year 2021 increased to 1,884 from 1,797 at the end of fiscal year 2020. Research and development expenses for fiscal year 2021 also included impairment charges of $13.0 million related to the exit of certain facilities. Research and development expense included stock-based compensation expense of $71.8 million, $67.2 million and $50.3 million for fiscal years 2022, 2021 and 2020, respectively.

*General and Administrative.* General and administrative expenses consist of the salaries, benefits and related costs of our executive, finance, information technology, human resource and legal personnel, third-party professional service fees, bad debt charges, facilities and depreciation expenses. General and administrative expense remained relatively flat in fiscal year 2022 from the prior year, as compared to a year-over-year increase of 5.9% in fiscal year 2021. General and administrative expense for fiscal year 2022 included an increase of $15.4 million in personnel costs, partially offset by a decrease in fees paid to outside consultants for legal, accounting and tax services of $7.0 million and a decrease in facilities costs of $7.7 million, compared to the prior year. The increase in personnel costs were driven by growth in general and administrative employee headcount during fiscal year 2022. General and administrative headcount at the end of fiscal year 2022 increased to 984 from 829 at the end of fiscal year 2021. In fiscal year 2021, the increase in general and administrative expense was primarily due to increased personnel costs of $11.7 million, compared to the prior year. The increase in personnel costs were driven by growth in general and administrative employee headcount during fiscal year 2021, including employees from the acquisition of

Volterra. General and administrative headcount at the end of fiscal year 2021 increased to 829 from 704 at the end of fiscal year 2020. General and administrative expenses for fiscal year 2021 also included impairment charges of $9.9 million related to the exit of certain facilities. General and administrative expense included stock-based compensation expense of $43.9 million, $42.4 million and $37.8 million for fiscal years 2022, 2021 and 2020, respectively.

*Restructuring charges.* In the first fiscal quarters of 2022 and 2020, we completed restructuring programs to align strategic and financial objectives and optimize resources for long-term growth. As a result of these initiatives, we recorded restructuring charges of $7.9 million and $7.8 million related to a reduction in workforce that is reflected in our results for the years ended September 30, 2022 and 2020, respectively. There were no restructuring expenses recorded for the year ended September 30, 2021.

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | (in thousands, except percentages) | | |
| **Other income and income taxes** | | | |
| Income from operations | $ 403,792 | $ 394,025 | $ 392,267 |
| Other (expense) income, net | (18,399) | (7,088) | 4,130 |
| Income before income taxes | 385,393 | 386,937 | 396,397 |
| Provision for income taxes | 63,233 | 55,696 | 88,956 |
| Net income | $ 322,160 | $ 331,241 | $ 307,441 |
| **Other income and income taxes (as percentage of net revenue)** | | | |
| Income from operations | 15.0 % | 15.1 % | 16.7 % |
| Other (expense) income, net | (0.7) | (0.3) | 0.2 |
| Income before income taxes | 14.3 | 14.8 | 16.9 |
| Provision for income taxes | 2.3 | 2.1 | 3.8 |
| Net income | 12.0 % | 12.7 % | 13.1 % |

*Other (Expense) Income, Net.* Other (expense) income, net, consists primarily of interest income and expense and foreign currency transaction gains and losses. Other (expense) income, net decreased $11.3 million in fiscal year 2022, as compared to fiscal year 2021 and decreased $11.2 million in fiscal year 2021, as compared to fiscal year 2020. The decrease in other (expense) income, net for fiscal year 2022 was primarily due to an increase in foreign currency loss of $7.8 million, and an increase in interest expense of $2.7 million, compared to the prior year. The decrease in other (expense) income, net for fiscal year 2021 as compared to fiscal year 2020 was primarily due to a decrease of $9.8 million in interest income from our investments compared to the prior year, and an increase in foreign currency losses of $2.3 million, compared to the prior year.

*Provision for Income Taxes.* We recorded a 16.4% provision for income taxes for fiscal year 2022, compared to 14.4% in fiscal year 2021 and 22.4% in fiscal year 2020. The increase in the effective tax rate from fiscal year 2021 to 2022 is primarily due to a discrete impact recorded in fiscal year 2021 from filing the Company's fiscal year 2020 U.S. federal income tax return. The decrease in the effective tax rate from fiscal year 2020 to 2021 is primarily due to a discrete impact from filing the Company's fiscal year 2020 U.S. federal income tax return and the tax impact from stock based compensation.

We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. In making these determinations we consider historical and projected taxable income, and ongoing prudent and feasible tax planning strategies in assessing the appropriateness of a valuation allowance. The net increase in the valuation allowance of $5.7 million for fiscal year 2022 and $7.8 million for fiscal year 2021 was primarily related to tax net operating losses and credits incurred in certain foreign jurisdictions and state tax carryforwards. Our net deferred tax assets as of September 30, 2022, 2021 and 2020 were $180.6 million, $125.8 million, and $44.6 million respectively.

Our worldwide effective tax rate may fluctuate based on a number of factors, including variations in projected taxable income in the various geographic locations in which we operate, changes in the valuation of our net deferred tax assets, resolution of potential exposures, tax positions taken on tax returns filed in the various geographic locations in which we operate, and the introduction of new accounting standards or changes in tax laws or interpretations thereof in the various geographic locations in which we operate. We have recorded liabilities to address potential tax exposures related to business and income tax positions we have taken that could be challenged by taxing authorities. The ultimate resolution of these potential exposures may be greater or less than the liabilities recorded which could result in an adjustment to our future tax expense.

**Liquidity and Capital Resources**

We have funded our operations with our cash balances and cash generated from operations.

| | Years Ended September 30, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | *(in thousands)* | | |
| **Liquidity and Capital Resources** | | | |
| Cash and cash equivalents and investments | $ 894,110 | $ 1,043,385 | $ 1,312,828 |
| Cash provided by operating activities | 442,631 | 645,196 | 660,898 |
| Cash provided by (used in) investing activities | 218,116 | (445,335) | (747,002) |
| Cash (used in) provided by financing activities | (476,508) | (468,280) | 337,243 |

Cash and cash equivalents, short-term investments and long-term investments totaled $894.1 million as of September 30, 2022, compared to $1,043.4 million as of September 30, 2021, representing a decrease of $149.3 million. The decrease was primarily due to $500.0 million of cash required for the repurchase of outstanding common stock and $68.0 million in cash paid for the acquisition of Threat Stack in the first quarter of fiscal 2022. The decrease was also driven by $33.6 million of capital expenditures related to the expansion of our facilities to support our operations worldwide as well as investments in information technology infrastructure and equipment purchases to support our core business activities. The decrease was partially offset by cash provided by operating activities of $442.6 million. As of September 30, 2022, 62.8% of our cash and cash equivalents and investment balances were outside of the U.S. The cash and cash equivalents and investment balances outside of the U.S. are subject to fluctuation based on the settlement of intercompany balances. In fiscal year 2021, the decrease to cash and cash equivalents, short-term investments and long-term investments from the prior year was primarily due to $500.0 million of cash required for the repurchase of outstanding common stock under our Accelerated Share Repurchase agreements and $411.3 million in cash paid for the acquisition of businesses, primarily Volterra in the second quarter of fiscal 2021. The decrease was also driven by $30.7 million of capital expenditures related to the expansion of our facilities to support our operations worldwide as well as investments in information technology infrastructure and equipment purchases to support our core business activities. The decrease was partially offset by cash provided by operating activities of $645.2 million. As of September 30, 2021, 54.9% of our cash and cash equivalents and investment balances were outside of the U.S.

Cash provided by operating activities during fiscal year 2022 was $442.6 million compared to $645.2 million in fiscal year 2021 and $660.9 million in fiscal year 2020. Cash provided by operating activities resulted primarily from cash generated from net income, after adjusting for non-cash charges such as stock-based compensation, depreciation and amortization charges and changes in operating assets and liabilities. Cash provided by operating activities for fiscal year 2022 decreased from the prior year primarily due to strong multi-year subscription sales in fiscal year 2022, which are generally sold on three-year terms. Multi-year subscriptions are billed on an annual basis with the remainder recognized on the balance sheet as unbilled assets. In addition, during fiscal year 2022, we had significant prepayments with our contract manufacturer associated with components for future hardware-based solution builds.

Cash from operations could be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, we anticipate our current cash, cash equivalents and investment balances, anticipated cash flows generated from operations, and available borrowing capacity on the Revolver Credit Facility will be sufficient to meet our liquidity needs.

Cash provided by investing activities during fiscal year 2022 was $218.1 million compared to cash used in investing activities of $445.3 million in fiscal year 2021 and $747.0 million in fiscal year 2020. Investing activities include purchases, sales and maturities of available-for-sale securities, business acquisitions and capital expenditures. Cash provided by investing activities for fiscal year 2022 was primarily the result of $260.4 million in maturities of investments and $120.6 million in sales of investments, partially offset by $68.0 million cash paid for the acquisition Threat Stack in the first quarter of fiscal 2022 and purchases of investments of $61.3 million. Cash used in investing activities for fiscal year 2021 was primarily the result of $411.3 million in cash paid for the acquisition businesses, primarily Volterra in the second quarter of fiscal 2021, along with capital expenditures related to maintaining our operations worldwide and the purchase of investments, partially offset by the maturity and sale of investments. Cash used in investing activities for fiscal year 2020 was primarily the result of $955.6 million in cash paid for the acquisition of Shape, along with capital expenditures related to maintaining our operations worldwide and the purchase of investments, partially offset by the maturity and sale of investments.

Cash used in financing activities was $476.5 million for fiscal year 2022, compared to cash used in financing activities of $468.3 million for fiscal year 2021 and cash provided by financing activities of $337.2 million for fiscal year 2020. Cash used in financing activities for fiscal year 2022 included $500.0 million to repurchase shares under our Share Repurchase program, as well as $21.0 million in cash used for taxes related to net share settlement of equity awards and $20.0 million in cash used to make principal payments on our term loan. Cash used in financing activities was partially offset by cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $64.5 million. Cash used in financing activities for fiscal year 2021 included $500.0 million to repurchase shares under our Accelerated Share Repurchase agreements, as well as $20.0 million in cash used to make principal payments on our term loan and $14.0 million in cash used for taxes related to net share settlement of equity awards. Cash used in financing activities was partially offset by cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $65.8 million. Cash provided by financing activities for fiscal year 2020 included $400.0 million in cash proceeds from a term loan, as well as cash received from the exercise of employee stock options and stock purchases under our employee stock purchase plan of $52.8 million, partially offset by $100.0 million in cash used to repurchase common stock under our share repurchase program and $10.0 million in cash used to make a principal payment on our term loan.

On January 31, 2020, we entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). We have the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. As of September 30, 2022, there were no outstanding borrowings under the Revolving Credit Facility, and we had available borrowing capacity of $350.0 million.

Based on our current operating and capital expenditure forecasts, we believe that our existing cash and investment balances, together with cash generated from operations should be sufficient to meet our operating requirements for the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements of existing products, the continuing market acceptance of our products and cash paid for future acquisitions.

**Obligations and Commitments**

As of September 30, 2022, we had approximately $69.7 million of tax liabilities, including interest and penalties, related to uncertain tax positions (See Note 8 to our Consolidated Financial Statements). Because of the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the years in which future cash outflows may occur.

As of September 30, 2022, our principal commitments consisted of borrowings under the Term Loan Facility and obligations outstanding under operating leases.

In connection with the acquisition of Shape, on January 24, 2020, we entered into a Term Credit Agreement ("Term Credit Agreement") with certain institutional lenders that provides for a senior unsecured term loan facility in an aggregate principal amount of $400.0 million (the "Term Loan Facility"). The proceeds from the Term Loan Facility were primarily used to finance the acquisition of Shape and related expenses. As of September 30, 2022, $350.0 million of principal amount under the Term Loan Facility was outstanding. There is a financial covenant that requires us to maintain a leverage ratio, calculated as of the last day of each fiscal quarter, of consolidated total indebtedness to consolidated EBITDA. This covenant may result in a higher interest rate on our outstanding principal borrowings on the Term Loan Facility in future periods, depending on the Company's performance. Refer to Note 6 of our Consolidated Financial Statements for the scheduled principal maturities of the Term Loan Facility as of September 30, 2022.

We have a contractual obligation to purchase inventory components procured by our primary contract manufacturer in accordance with our annual build forecast. The contractual terms of the obligation contain cancellation provisions, which reduce our liability to purchase inventory components for periods greater than one year. In order to support our build forecast, we will, from time-to-time prepay our primary contract manufacturer for inventory purchases.

**Recently Adopted Accounting Standards**

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The Company early adopted this accounting standard update beginning in the first quarter of fiscal 2022 and it did not have a material impact on the Company's consolidated financial statements.

**Item 7A.** *Quantitative and Qualitative Disclosure About Market Risk*

*Interest Rate Risk.* Our cash equivalents consist of high-quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one issue or issuer to a maximum of 5% of the total portfolio with the exception of U.S. treasury and agency securities and money market funds, which are exempt from size limitation. The policy requires investments in securities that mature in three years or less, with the average maturity being no greater than one and a half years. These securities are subject to interest rate risk and will decrease in value if interest rates increase. A hypothetical increase in interest rates of 100 basis points at September 30, 2022 could result in a market value reduction for our portfolio of approximately $0.5 million.

*Inflation Risk.* We are actively monitoring the current inflationary environment, but we do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If the current inflationary environment constrains our customers' ability to procure goods and services from us, we may see customers reprioritize these investment decisions. These macroeconomic conditions could harm our business, financial condition and results of operations.

*Foreign Currency Risk.* The majority of our sales, cost of net revenues, and operating expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. While we conduct transactions in foreign currencies and expect to continue to do so, we do not anticipate that foreign currency transaction gains or losses will be significant at our current level of operations. However, as we continue to expand our operations internationally, transaction gains or losses may become significant in the future.

**Item 8.** ***Financial Statements and Supplementary Data***

## F5, INC.
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of F5, Inc.

### Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of F5, Inc. and its subsidiaries (the "Company") as of September 30,2022 and 2021, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows  for each of the three years in the period ended September 30, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

### Changes in Accounting Principles

As discussed in Note 7  to the consolidated financial statements, the Company changed the way the manner in which it accounts for leases as of October 1, 2019.

### Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue Recognition - Identification and Evaluation of Contractual Terms in Certain Customer Arrangements*

As described in Note 1 to the consolidated financial statements, the Company enters into certain contracts with customers, including flexible consumption programs and multi-year subscriptions, with non-standard terms and conditions. Management exercises significant judgment in assessing contractual terms in these arrangements to identify and evaluate performance obligations. Management allocates consideration to each performance obligation based on relative fair value using standalone selling price and recognizes associated revenue as control is transferred to the customer. The revenue recognized and deferred based on relative fair value represents a portion of Total Net revenues of $2,695.8 million for the year ended September 30, 2022, and Deferred revenue of $1,067.2 million and Deferred revenue, long-term of $624.4 million as of September 30, 2022.

The principal considerations for our determination that performing procedures relating to the identification and evaluation of contractual terms in certain customer arrangements is a critical audit matter are (i) the  significant judgment by management in assessing contractual terms in certain customer arrangements and in determining the appropriate revenue recognition and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's judgment relating to assessing the contractual terms in certain customer arrangements to identify and evaluate performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls related to assessing contractual terms used in the identification and evaluation of performance obligations. These procedures also included, among others, on a sample basis (i) testing the completeness and accuracy of management's assessment of the contractual terms by evaluating certain customer arrangements and (ii) testing management's process for determining the appropriate amount and timing of revenue recognition based on management's assessment of the contractual terms identified in certain customer arrangements.


/s/ PricewaterhouseCoopers LLP
Seattle, Washington
November 15, 2022

We have served as the Company's auditor since 1996.

# F5, INC.
## CONSOLIDATED BALANCE SHEETS
### (in thousands)

| | September 30, | |
| --- | ---: | ---: |
| | **2022** | **2021** |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 758,012 | $ 580,977 |
| Short-term investments | 126,554 | 329,630 |
| Accounts receivable, net of allowances of $6,020 and $3,696 | 469,979 | 340,536 |
| Inventories | 68,365 | 22,055 |
| Other current assets | 489,314 | 337,902 |
| Total current assets | 1,912,224 | 1,611,100 |
| Property and equipment, net | 168,182 | 191,164 |
| Operating lease right-of-use assets | 227,475 | 244,934 |
| Long-term investments | 9,544 | 132,778 |
| Deferred tax assets | 183,365 | 128,193 |
| Goodwill | 2,259,282 | 2,216,553 |
| Other assets, net | 516,122 | 472,558 |
| Total assets | $ 5,276,194 | $ 4,997,280 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 113,178 | $ 62,096 |
| Accrued liabilities | 309,819 | 341,487 |
| Deferred revenue | 1,067,182 | 968,669 |
| Current portion of long-term debt | 349,772 | 19,275 |
| Total current liabilities | 1,839,951 | 1,391,527 |
| Deferred tax liabilities | 2,781 | 2,414 |
| Deferred revenue, long-term | 624,398 | 521,173 |
| Operating lease liabilities, long-term | 272,376 | 296,945 |
| Long-term debt | — | 349,772 |
| Other long-term liabilities | 67,710 | 75,236 |
| Total long-term liabilities | 967,265 | 1,245,540 |
| Commitments and contingencies (Note 12) | | |
| Shareholders' equity | | |
| Preferred stock, no par value; 10,000 shares authorized, no shares outstanding | — | — |
| Common stock, no par value; 200,000 shares authorized, 59,860 and 60,652 shares issued and outstanding | 91,048 | 192,458 |
| Accumulated other comprehensive loss | (26,176) | (20,073) |
| Retained earnings | 2,404,106 | 2,187,828 |
| Total shareholders' equity | 2,468,978 | 2,360,213 |
| Total liabilities and shareholders' equity | $ 5,276,194 | $ 4,997,280 |

The accompanying notes are an integral part of these consolidated financial statements.

**F5, INC.**
**CONSOLIDATED INCOME STATEMENTS**
**(in thousands, except per share amounts)**

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Net revenues | | | |
| Products | $ 1,317,117 | $ 1,247,084 | $ 1,025,856 |
| Services | 1,378,728 | 1,356,332 | 1,324,966 |
| Total | 2,695,845 | 2,603,416 | 2,350,822 |
| Cost of net revenues | | | |
| Products | 319,713 | 286,293 | 215,275 |
| Services | 219,914 | 206,853 | 192,612 |
| Total | 539,627 | 493,146 | 407,887 |
| Gross profit | 2,156,218 | 2,110,270 | 1,942,935 |
| Operating expenses | | | |
| Sales and marketing | 926,591 | 929,983 | 843,178 |
| Research and development | 543,368 | 512,627 | 441,324 |
| General and administrative | 274,558 | 273,635 | 258,366 |
| Restructuring charges | 7,909 | — | 7,800 |
| Total | 1,752,426 | 1,716,245 | 1,550,668 |
| Income from operations | 403,792 | 394,025 | 392,267 |
| Other (expense) income, net | (18,399) | (7,088) | 4,130 |
| Income before income taxes | 385,393 | 386,937 | 396,397 |
| Provision for income taxes | 63,233 | 55,696 | 88,956 |
| Net income | $ 322,160 | $ 331,241 | $ 307,441 |
| Net income per share — basic | $ 5.34 | $ 5.46 | $ 5.05 |
| Weighted average shares — basic | 60,274 | 60,707 | 60,911 |
| Net income per share — diluted | $ 5.27 | $ 5.34 | $ 5.01 |
| Weighted average shares — diluted | 61,097 | 62,057 | 61,378 |

The accompanying notes are an integral part of these consolidated financial statements.

# F5, INC.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## (in thousands)

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Net income | $ 322,160 | $ 331,241 | $ 307,441 |
| Other comprehensive (loss) income: | | | |
| Foreign currency translation adjustment | (4,502) | (68) | (572) |
| Available-for-sale securities: | | | |
| Unrealized (losses) gains on securities, net of taxes of $(160), $(234), and $76 for the years ended September 30, 2022, 2021, and 2020, respectively | (1,449) | (1,557) | 809 |
| Reclassification adjustment for realized (losses) gains included in net income, net of taxes of $48, $(69), and $(65) for the years ended September 30, 2022, 2021, and 2020, respectively | (152) | 268 | 237 |
| Net change in unrealized (losses) gains on available-for-sale securities, net of tax | (1,601) | (1,289) | 1,046 |
| Total other comprehensive (loss) income | (6,103) | (1,357) | 474 |
| Comprehensive income | $ 316,057 | $ 329,884 | $ 307,915 |

The accompanying notes are an integral part of these consolidated financial statements.

**F5, INC.**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**(in thousands)**

| | Common Stock | | Accumulated Other Comprehensive Loss | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances, September 30, 2019** | 60,367 | $ 142,597 | $ (19,190) | $ 1,638,090 | $ 1,761,497 |
| Exercise of employee stock options | 104 | 2,596 | — | — | 2,596 |
| Issuance of stock under employee stock purchase plan | 419 | 50,239 | — | — | 50,239 |
| Issuance of restricted stock | 1,027 | — | — | — | — |
| Repurchase of common stock | (799) | (100,016) | — | — | (100,016) |
| Taxes paid related to net share settlement of equity awards | (19) | (2,536) | — | — | (2,536) |
| Stock-based compensation | — | 212,573 | — | — | 212,573 |
| Net income | — | — | — | 307,441 | 307,441 |
| Other comprehensive income | — | — | 474 | — | 474 |
| **Balances, September 30, 2020** | 61,099 | $ 305,453 | $ (18,716) | $ 1,945,531 | $ 2,232,268 |
| Exercise of employee stock options | 164 | 4,864 | — | — | 4,864 |
| Issuance of stock under employee stock purchase plan | 542 | 60,888 | — | — | 60,888 |
| Issuance of restricted stock | 1,430 | — | — | — | — |
| Repurchase of common stock | (2,501) | (411,056) | — | (88,944) | (500,000) |
| Taxes paid related to net share settlement of equity awards | (82) | (14,032) | — | — | (14,032) |
| Stock-based compensation | — | 246,341 | — | — | 246,341 |
| Net income | — | — | — | 331,241 | 331,241 |
| Other comprehensive loss | — | — | (1,357) | — | (1,357) |
| **Balances, September 30, 2021** | 60,652 | $ 192,458 | $ (20,073) | $ 2,187,828 | $ 2,360,213 |
| Exercise of employee stock options | 143 | 3,613 | — | — | 3,613 |
| Issuance of stock under employee stock purchase plan | 412 | 60,927 | — | — | 60,927 |
| Issuance of restricted stock | 1,368 | — | — | — | — |
| Repurchase of common stock | (2,611) | (394,141) | — | (105,882) | (500,023) |
| Taxes paid related to net share settlement of equity awards | (104) | (21,025) | — | — | (21,025) |
| Stock-based compensation | — | 249,216 | — | — | 249,216 |
| Net income | — | — | — | 322,160 | 322,160 |
| Other comprehensive loss | — | — | (6,103) | — | (6,103) |
| **Balances, September 30, 2022** | 59,860 | $ 91,048 | $ (26,176) | $ 2,404,106 | $ 2,468,978 |

The accompanying notes are an integral part of these consolidated financial statements.

**F5, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Operating activities** | | | |
| Net income | $ 322,160 | $ 331,241 | $ 307,441 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Stock-based compensation | 249,216 | 243,279 | 201,948 |
| Depreciation and amortization | 115,609 | 115,424 | 95,857 |
| Non-cash operating lease costs | 38,735 | 38,375 | 39,139 |
| Deferred income taxes | (40,244) | (76,930) | 7,293 |
| Impairment of assets | 6,175 | 40,698 | 9,673 |
| Other | 1,267 | 737 | 2,122 |
| Changes in operating assets and liabilities (excluding effects of the acquisition of businesses): | | | |
| Accounts receivable | (130,605) | (46,289) | 46,502 |
| Inventories | (46,310) | 5,843 | 6,503 |
| Other current assets | (144,628) | (84,328) | (49,895) |
| Other assets | (87,008) | (110,653) | (25,690) |
| Accounts payable and accrued liabilities | 19,163 | 22,933 | 34,742 |
| Deferred revenue | 191,147 | 216,431 | 35,514 |
| Lease liabilities | (52,046) | (51,565) | (50,251) |
| Net cash provided by operating activities | 442,631 | 645,196 | 660,898 |
| **Investing activities** | | | |
| Purchases of investments | (61,284) | (472,165) | (584,240) |
| Maturities of investments | 260,357 | 197,279 | 543,065 |
| Sales of investments | 120,578 | 271,521 | 309,687 |
| Acquisition of businesses, net of cash acquired | (67,911) | (411,319) | (955,574) |
| Purchases of property and equipment | (33,624) | (30,651) | (59,940) |
| Net cash provided by (used in) investing activities | 218,116 | (445,335) | (747,002) |
| **Financing activities** | | | |
| Proceeds from the exercise of stock options and purchases of stock under employee stock purchase plan | 64,540 | 65,752 | 52,835 |
| Repurchase of common stock | (500,023) | (500,000) | (100,016) |
| Proceeds from term debt agreement | — | — | 400,000 |
| Payments on term debt agreement | (20,000) | (20,000) | (10,000) |
| Payments for debt issuance costs | — | — | (3,040) |
| Taxes paid related to net share settlement of equity awards | (21,025) | (14,032) | (2,536) |
| Net cash (used in) provided by financing activities | (476,508) | (468,280) | 337,243 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 184,239 | (268,419) | 251,139 |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | (6,365) | (74) | (567) |
| Cash, cash equivalents and restricted cash, beginning of year | 584,333 | 852,826 | 602,254 |
| Cash, cash equivalents and restricted cash, end of year | $ 762,207 | $ 584,333 | $ 852,826 |

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Supplemental disclosures of cash flow information** | | | |
| Cash paid for taxes, net of refunds | $ 110,036 | $ 99,378 | $ 80,236 |
| Cash paid for amounts included in the measurement of operating lease liabilities | 58,592 | 61,504 | 60,564 |
| Cash paid for interest on long-term debt | 7,981 | 5,280 | 6,568 |
| **Supplemental disclosures of non-cash activities** | | | |
| Right-of-use assets obtained in exchange for lease obligations | $ 20,778 | $ 13,051 | $ 402,007 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Summary of Significant Accounting Policies

### *The Company*

F5, Inc. (the "Company") is a leading provider of multi-cloud application security and delivery solutions which enable its customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud. The Company's cloud, software, and hardware solutions enable its customers to deliver digital experiences to their customers faster, reliably, and at scale. The Company's enterprise-grade application services are available as cloud-based, software-as-a-service, and software-only solutions optimized for multi-cloud environments, with modules that can run independently, or as part of an integrated solution on its high-performance appliances. In connection with its solutions, the Company offers a broad range of professional services, including consulting, training, installation, maintenance, and other technical support services. On October 1, 2021, the Company completed its acquisition of Threat Stack, Inc. ("Threat Stack"), a provider of cloud security and workload protection solutions.

### *Accounting Principles*

The Company's consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

### *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples of estimates and assumptions include: revenue recognition, identifying and evaluating the performance obligations of contracts with non-standard terms, and the allocation of purchase consideration based on the relative fair value standalone sales price of these performance obligations; business combinations, including the determination of fair value for acquired developed technology assets and the evaluation and selection of significant assumptions such as revenue growth rate and technology migration curve; and the incremental borrowing rate for measuring lease obligations. Actual results may differ materially from management's estimates and assumptions.

### *Cash, Cash Equivalents and Restricted Cash*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash and cash equivalents in deposits with four major financial institutions, which, at times, exceed federally insured limits. The Company has not experienced any losses on its cash and cash equivalents. Amounts included in restricted cash represent those for which the Company's use is restricted by a contractual agreement.

### *Investments*

The Company classifies its debt investments as available-for-sale. Debt investments, consisting of certificates of deposit, corporate and municipal bonds and notes, the United States government and agency securities and international government securities are reported at fair value with the related unrealized gains and losses included as a component of accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses, credit allowances and impairments due to credit losses are included in other income (expense) in the Company's consolidated income statements. Debt investments with maturities of less than one year or where management's intent is to use the investments to fund current operations are classified as short-term investments. Debt investments with maturities of greater than one year are classified as long-term investments.

As an approximation to fair value, equity investments are measured using net asset value ("NAV") and are classified as long-term investments. Unrealized and realized gains and losses are recorded in other income (expense) in the Company's consolidated income statements.

### Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for credit losses for any potential uncollectible amounts. The allowance for credit losses is based on the assessment of the collectability of accounts. Management regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and reasonable and supportable forecasts of future economic conditions to determine whether the allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. For fiscal years ended September 30, 2022 and 2021, the allowance for credit losses was not material.

### Unbilled Receivables

Unbilled receivables represent amounts related to the Company's unconditional right to consideration associated with contracts with customers that have not yet been billed. Unbilled receivables are converted to accounts receivable at the point in time when the Company has the contractual right to invoice its customers. As of September 30, 2022, unbilled receivables that are expected to be reclassified to accounts receivable within the next 12 months are included in other current assets, with those expected to be transferred to accounts receivables in more than 12 months included in other assets.

### Concentration of Credit Risk

The Company extends credit to customers and is therefore subject to credit risk. The Company performs initial and ongoing credit evaluations of its customers' financial condition and does not require collateral. An allowance for credit losses is recorded for any potential uncollectible amount. Estimates are used in determining the allowance for credit losses in accordance with the Accounts Receivable policy. See Note 15 - Segment Information, for disaggregated accounts receivable by significant customer.

The Company maintains its cash and investment balances with high credit quality financial institutions.

### Fair Value of Financial Instruments

Short-term and long-term investments are recorded at fair value as the underlying securities are classified as available-for-sale with any unrealized gains or losses being recorded to other comprehensive income (or loss). The fair value for securities held is determined using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

### Inventories

The Company outsources the manufacturing of its pre-configured hardware platforms to contract manufacturers, who assemble each product to the Company's specifications. As protection against component shortages and to provide replacement parts for its service teams, the Company also stocks limited supplies of certain key product components. The Company reduces inventory to net realizable value based on excess and obsolete inventories determined primarily by historical usage and forecasted demand. Inventories consist of hardware and related component parts and are recorded at the lower of cost and net realizable value (as determined by the first-in, first-out method).

### Property and Equipment

Property and equipment are stated at net book value. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvements. The cost of normal maintenance and repairs is charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in the consolidated income statements at the time of disposal.

### Business Combinations

The Company's business combinations are accounted for under the acquisition method. Management allocates the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

On October 1, 2021, the Company completed its acquisition of Threat Stack, Inc. for a total purchase price of $68.9 million, of which $11.4 million of finite-lived developed technology was recorded.

### *Goodwill*

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired as of the acquisition date. The Company tests goodwill for impairment on an annual basis and between annual tests when impairment indicators are identified, and goodwill is written down when impaired. For its annual goodwill impairment test in all periods to date, the Company has operated under one reporting unit and the fair value of its reporting unit has been determined by the Company's enterprise value. The Company performs its annual goodwill impairment test during the second fiscal quarter.

For its annual impairment test performed in the second quarter of fiscal 2022, the Company completed a quantitative assessment and determined that there was no impairment of goodwill. The Company also considered potential impairment indicators of goodwill at September 30, 2022 and noted no indicators of impairment.

### *Intangible Assets*

Intangible assets with finite lives consist of acquired developed technology, customer relationships, patents and trademarks, trade names, and non-compete covenants acquired through business combinations or asset acquisitions. Intangible assets acquired through business combinations are recorded at their respective estimated fair values upon acquisition close. Other intangible assets acquired through asset acquisitions are recorded at their respective cost. The Company determines the estimated useful lives for acquired intangible assets based on the expected future cash flows associated with the respective asset. The Company's intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, ranging from two to fifteen years. Amortization expense related to acquired developed technology is charged to cost of product revenues. Amortization expense related to customer relationships, trade names, and non-compete covenants is charged to sales and marketing activities. Amortization expense related to patents and trademarks is charged to general and administrative activities. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

### *Software Development Costs*

The authoritative guidance requires certain internal software development costs related to software to be sold to be capitalized upon the establishment of technological feasibility. Capitalized software development costs are amortized over the remaining estimated economic life of the product. The Company's software development costs incurred subsequent to achieving technological feasibility have not been significant and, as a result, all software development costs have been expensed as research and development activities as incurred.

### *Internal-Use Software*

The Company capitalizes costs incurred during the application development stage associated with the development of internal-use software systems. The capitalized costs are then amortized over the estimated useful life of the software, which is generally three to five years, and are included in property and equipment in the accompanying consolidated balance sheets.

### *Impairment of Long-Lived Assets*

The Company assesses the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted net future cash flows to the related asset's carrying value. If impairment exists, the asset is written down to its estimated fair value.

### *Revenue Recognition*

The Company sells products through distributors, resellers, and directly to end users. Revenue related to the Company's contracts with customers is recognized by following a five-step process:

- *Identify the contract(s) with a customer.* Evidence of a contract generally consists of a purchase order issued pursuant to the terms and conditions of a distributor, reseller or end user agreement.

- *Identify the performance obligations in the contract.* Performance obligations are identified in the Company's contracts and include hardware, hardware-based software, software-only solutions, cloud-based subscription services as well as a broad range of service performance obligations including consulting, training, installation and maintenance.

- *Determine the transaction price.* The purchase price stated in an agreed upon purchase order is generally representative of the transaction price. The Company offers several programs in which customers are eligible for certain levels of rebates if certain conditions are met. When determining the transaction price, the Company considers the effects of any variable consideration.

- *Allocate the transaction price to the performance obligations in the contract.* The transaction price in a contract is allocated based upon the relative standalone selling price of each distinct performance obligation identified in the contract.

- *Recognize revenue when (or as) the entity satisfies a performance obligation.* The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring control of promised products and services to a customer.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities. Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of sale.

The following is a description of the principal activities from which the Company generates revenue:

*Product*

Revenue from the sale of the Company's hardware and perpetual software products is generally recognized at a point in time when the product has been fulfilled and the customer is obligated to pay for the product. The Company also offers several products by subscription, either through term-based license agreements or as SaaS offerings. Revenue for term-based license agreements is recognized at a point in time, when the Company delivers the software license to the customer and the subscription term has commenced. For the Company's SaaS offerings, revenue is recognized ratably as the services are provided. Hardware, including the software run on those devices is considered systems revenue. Perpetual or subscription software offerings that are, or have the ability to be deployed on a standalone basis, along with the Company's SaaS offerings are considered software revenue. When rights of return are present and the Company cannot estimate returns, revenue is recognized when such rights of return lapse. Payment terms to customers are generally net 30 days to net 60 days.

*Global Services*

Revenues for post-contract customer support ("PCS") are recognized on a straight-line basis over the service contract term. PCS includes a limited period of telephone support, updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes and rights to upgrades, when and if available. Consulting services are customarily billed at fixed hourly rates, plus out-of-pocket expenses, and revenues are recognized as the consulting is completed. Similarly, training revenue is recognized as the training is completed.

*Contract Acquisition Costs*

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial service contracts and subscription offerings are deferred and then amortized as an expense on a straight-line basis over the period of benefit which management has determined to be 4.5 years and 3 years, respectively.

*Significant Judgments*

The Company enters into certain contracts with customers, including flexible consumption programs and multi-year subscriptions, with non-standard terms and conditions. Management exercises significant judgment in assessing contractual terms in these arrangements to identify and evaluate performance obligations. Management allocates consideration to each performance obligation based on relative fair value using standalone selling price and recognizes associated revenue as control is transferred to the customer.

**Guarantees and Product Warranties**

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, resellers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company offers warranties of one year for hardware for those customers without service contracts, with the option of purchasing additional warranty coverage in yearly increments. The Company accrues for warranty costs as part of its cost of sales based on associated material product costs and technical support labor costs. Warranty expense and accrued warranty costs were not material for all periods presented.

### Research and Development

Research and development expenses consist of salaries and related benefits of product development personnel, prototype materials and expenses related to the development of new and improved products, and an allocation of facilities, depreciation and amortization expense. Research and development expenses are reflected in the income statements as incurred.

### Advertising

Advertising costs are expensed as incurred. The Company incurred $15.4 million, $10.0 million and $7.8 million in advertising costs during the fiscal years 2022, 2021 and 2020, respectively.

### Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets will not be realized.

The Company assesses whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits to be recognized in the financial statements from such a position is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company adjusts these liabilities based on a variety of factors, including the evaluation of information not previously available. These adjustments are reflected as increases or decreases to income tax expense in the period in which new information is available.

The Company has made an accounting policy election to treat taxes under the global intangible low-taxed income (GILTI) provision as a current period expense.

### Foreign Currency

The functional currency for the Company's foreign subsidiaries is either the U.S. dollar or the local currency depending on the assessment of management. An entity's functional currency is determined by the currency of the economic environment in which the majority of cash is generated and expended by the entity. The financial statements of all majority-owned subsidiaries and related entities, with a functional currency other than the U.S. dollar, have been translated into U.S. dollars. All assets and liabilities of the respective entities are translated at year-end exchange rates and all revenues and expenses are translated at average rates during the respective period. Translation adjustments are reported as other comprehensive income (loss) in the consolidated statements of comprehensive income.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income or loss for the period of exchange and are recorded in other income, net. The net effect of foreign currency gains and losses was not material during the fiscal years ended September 30, 2022, 2021 and 2020.

### Segments

Management has determined that the Company is organized as, and operates in, one reportable operating segment: the development, marketing and sale of application security and delivery solutions which enable its customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud.

### Stock-based Compensation

The Company issues incentive awards to its employees through stock-based compensation consisting of restricted stock units (RSUs). RSUs are payable in shares of the Company's common stock as the periodic vesting requirements are satisfied, generally over one to four years. The value of an RSU is based upon the fair market value of the Company's common stock on the date of grant. The value of RSUs is determined using the intrinsic value method and is based on the number of shares granted and the quoted price of the Company's common stock on the date of grant.

The Company offers an Employee Stock Purchase Plan (ESPP) that permits eligible employees to purchase shares of the Company's common stock at a discount. In determining the fair value of shares issued under the ESPP, the Company uses the Black-Scholes option pricing model. The assumptions within the option pricing model are based on management's best estimates at that time, which impact the fair value of the ESPP option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the ESPP option.

The Company has also issued stock options as replacement awards, most notably for those assumed as part of business combinations. The Company used the Black-Scholes option pricing model to determine the fair value of the stock option replacement awards. The assumptions within the option pricing model are based on management's best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the term of the option.

The Company accounts for stock-based compensation using the straight-line attribution method for recognizing compensation expense. The Company recognizes compensation expense for only the portion of stock-based awards that are expected to vest. Therefore, the Company applies estimated forfeiture rates that are derived from historical employee termination behavior. Based on historical differences with forfeitures of stock-based awards granted to the Company's executive officers and Board of Directors versus grants awarded to all other employees, the Company has developed separate forfeiture expectations for these two groups.

The Company issues incentive awards to certain current executive officers as part of its annual equity awards program. A portion of the aggregate number of RSUs issued to executive officers vest in equal quarterly increments, and a portion is subject to the Company achieving specified performance goals.

In fiscal 2018, the Company's Talent and Compensation Committee adopted a new set of metrics for the performance stock awards, including (1) 50% of the annual performance stock grant is based on achieving certain annual revenue; (2) 25% of the annual performance stock grant is based on achieving an increase in annual software revenue compared to the prior year; and (3) 25% of the annual performance stock grant is based on relative total shareholder return (TSR) benchmarked to the S&P 500 index. In each case, no vesting or payment with respect to a performance goal shall occur unless a minimum threshold is met for the applicable goal. Vesting and payment with respect to the performance goal is linear above the threshold of the applicable goal and is capped at achievement of 200% above target.

The Company recognizes compensation costs for awards with performance conditions and market conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award and, for awards with performance conditions, when it concludes it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each balance sheet date and adjusts compensation costs based on the probability assessment.

### *Comprehensive Income*

Comprehensive income includes certain changes in equity that are excluded from net income. Specifically, unrealized gains or losses on securities and foreign currency translation adjustments. These changes are included in accumulated other comprehensive income or loss.

### *Recently Adopted Accounting Standards*

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The Company early adopted this accounting standard update beginning in the first quarter of fiscal 2022 and it did not have a material impact on the Company's consolidated financial statements.

## 2. Revenue from Contracts with Customers

*Capitalized Contract Acquisition Costs*

The table below shows significant movements in capitalized contract acquisition costs (current and noncurrent) for the years ended September 30, 2022, 2021, and 2020 (in thousands):

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Balance, beginning of year** | $ 77,836 | $ 70,396 | $ 59,446 |
| Additional capitalized contract acquisition costs | 37,897 | 41,719 | 43,557 |
| Amortization of capitalized contract acquisition costs | (38,513) | (34,279) | (32,607) |
| **Balance, end of year** | $ 77,220 | $ 77,836 | $ 70,396 |

Amortization of capitalized contract acquisition costs was $38.5 million, $34.3 million, and $32.6 million for the years ended September 30, 2022, 2021, and 2020, respectively, and is recorded in Sales and Marketing expense in the accompanying consolidated income statements. There was no impairment of any capitalized contract acquisition costs during any period presented.

*Contract Balances*

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to the Company's contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations, or for contracts with customers that contain the Company's unconditional rights to consideration, for which the customer has not been billed. These liabilities are classified as current and non-current deferred revenue.

The table below shows significant movements in the deferred revenue balances (current and noncurrent) for the years ended September 30, 2022, 2021, and 2020 (in thousands):

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Balance, beginning of year** | $ 1,489,842 | $ 1,272,632 | $ 1,198,116 |
| Amounts added but not recognized as revenues | 1,167,143 | 1,122,081 | 850,022 |
| Deferred revenue acquired through acquisition of businesses | 10,591 | 779 | 39,000 |
| Revenues recognized related to the opening balance of deferred revenue | (975,996) | (905,650) | (814,506) |
| **Balance, end of year** | $ 1,691,580 | $ 1,489,842 | $ 1,272,632 |

*Remaining Performance Obligations*

Remaining performance obligations represent the amount of the transaction price under contracts with customers that are attributable to performance obligations that are unsatisfied or partially satisfied at the reporting date. The composition of unsatisfied performance obligations consists mainly of deferred service revenue, and to a lesser extent, deferred product revenue, for which the Company has an obligation to perform, and has not yet recognized as revenue in the consolidated financial statements. As of September 30, 2022, the total non-cancelable remaining performance obligations under the Company's contracts with customers was $1.7 billion and the Company expects to recognize revenues on approximately 63.1% of these remaining performance obligations over the next 12 months, 23.0% in year two, and the remaining balance thereafter.

See Note 15 - Segment Information, for disaggregated revenue by significant customer and geographic region, as well as disaggregated product revenue by systems and software.

## 3. Business Combinations

*Fiscal Year 2022 Acquisition of Threat Stack, Inc.*

In September 2021, the Company entered into a Merger Agreement (the "Threat Stack Merger Agreement") with Threat Stack, Inc. ("Threat Stack"), a provider of cloud security and workload protection solutions. The transaction closed on October 1, 2021 with Threat Stack becoming a wholly-owned subsidiary of F5. The addition of Threat Stack's cloud security capabilities to F5's application and API protection solutions is expected to enhance visibility across application infrastructure and workloads to deliver more actionable security insights for customers.

Pursuant to the Threat Stack Merger Agreement, at the effective time of the Merger, the capital stock of Threat Stack and the vested outstanding and unexercised stock options in Threat Stack were cancelled and converted to the right to receive approximately $68.9 million in cash, subject to certain adjustments and conditions set forth in the Threat Stack Merger Agreement. Transaction costs associated with the acquisition were not material.

As a result of the acquisition, the Company acquired all the assets and assumed all the liabilities of Threat Stack. The goodwill related to the Threat Stack acquisition is comprised primarily of expected synergies from combining operations and the acquired intangible assets that do not qualify for separate recognition. Goodwill related to the Threat Stack acquisition is not expected to be deductible for tax purposes. The results of operations of Threat Stack have been included in the Company's consolidated financial statements from the date of acquisition.

The allocated purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values is presented in the following table (in thousands):

|  |  | Estimated Useful Life |
| --- | --- | --- |
| **Assets acquired** |  |  |
| Deferred tax assets | $ 14,036 |  |
| Other net tangible assets acquired, at fair value | 5,481 |  |
| Cash, cash equivalents, and restricted cash | 911 |  |
| Identifiable intangible assets: |  |  |
| Developed technology | 11,400 | 5 years |
| Customer relationships | 4,400 | 5 years |
| Goodwill | 43,287 |  |
| Total assets acquired | $ 79,515 |  |
| **Liabilities assumed** |  |  |
| Deferred revenue | $ (10,591) |  |
| Total liabilities assumed | $ (10,591) |  |
| Net assets acquired | $ 68,924 |  |

The initial allocation of the purchase price was based on preliminary valuations and assumptions and is subject to change within the measurement period. In fiscal 2022, the Company recorded immaterial adjustments to consideration exchanged for the purchase of Threat Stack. The Company expects to finalize the allocation of the purchase price as soon as practicable and no later than one year from the acquisition date.

The developed technology intangible asset will be amortized on a straight-line basis over its estimated useful life of five years and included in cost of net product revenues. The customer relationships intangible asset will be amortized on a straight-line basis over its estimated useful life of five years and included in sales and marketing expenses. The weighted-average life of the amortizable intangible assets recognized from the Threat Stack acquisition was five years as of October 1, 2021, the date the transaction closed. The estimated useful lives for the acquired intangible assets were based on the expected future cash flows associated with the respective asset.

The pro forma financial information, as well as the revenue and earnings generated by Threat Stack, were not material to the Company's operations for the periods presented.

*Fiscal Year 2021 Acquisition of Volterra, Inc.*

On January 5, 2021, the Company entered into a Merger Agreement (the "Volterra Merger Agreement") with Volterra, Inc. ("Volterra"), a provider of edge-as-a-service platform solutions. The transaction closed on January 22, 2021 with Volterra becoming a wholly-owned subsidiary of F5. With the addition of Volterra's technology platform, F5 is creating an edge platform built for enterprises and service providers that will be security-first and app-driven with unlimited scale.

Pursuant to the Volterra Merger Agreement, at the effective time of the Merger, the capital stock of Volterra and the vested outstanding and unexercised stock options in Volterra were cancelled and converted to the right to receive approximately $427.2 million in cash, subject to certain adjustments and conditions set forth in the Volterra Merger Agreement. The unvested stock options and restricted stock units in Volterra held by continuing employees of Volterra were assumed by F5, on the terms and conditions set forth in the Volterra Merger Agreement. The Company incurred $9.5 million of transaction costs associated with the acquisition which was included in General and Administrative expenses in fiscal 2021.

As a result of the acquisition, the Company acquired all the assets and assumed all the liabilities of Volterra. The goodwill related to the Volterra acquisition is comprised primarily of expected synergies from combining operations and the acquired intangible assets that do not qualify for separate recognition. Goodwill related to the Volterra acquisition is not expected to be deductible for tax purposes. The results of operations of Volterra have been included in the Company's consolidated financial statements from the date of acquisition.

The allocated purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values is presented in the following table (in thousands):

|  |  | Estimated Useful Life |
| --- | --- | --- |
| **Assets acquired** |  |  |
| Cash, cash equivalents, and restricted cash | $ 14,012 |  |
| Other tangible assets acquired, at fair value | 7,499 |  |
| Identifiable intangible assets: |  |  |
| Developed technology | 59,500 | 7 years |
| Customer relationships | 500 | 1 year |
| Goodwill | 350,863 |  |
| Total assets acquired | 432,374 |  |
| **Liabilities assumed** | (5,233) |  |
| Net assets acquired | $ 427,141 |  |

The measurement period for the Volterra acquisition lapsed during the second quarter of fiscal 2022. The Company recorded immaterial adjustments to consideration exchanged for the purchase of Volterra within the post-close measurement period.

The developed technology intangible asset is being amortized on a straight-line basis over its estimated useful life of seven years and included in cost of net product revenues. The customer relationships intangible asset was amortized on a straight-line basis over its estimated useful life of one year and included in sales and marketing expenses. The weighted-average life of the amortizable intangible assets recognized from the Volterra acquisition was 6.95 years as of January 22, 2021, the date the transaction closed. The estimated useful lives for the acquired intangible assets were based on the expected future cash flows associated with the respective asset.

The pro forma financial information, as well as the revenue and earnings generated by Volterra, were not material to the Company's operations for the periods presented.

*Fiscal Year 2020 Acquisition of Shape Security, Inc.*

On December 19, 2019, the Company entered into a Merger Agreement (the "Shape Merger Agreement") with Shape Security, Inc. ("Shape"), a provider of fraud and abuse prevention solutions. The transaction closed on January 24, 2020 with Shape becoming a wholly-owned subsidiary of F5. This acquisition brings together F5's expertise in protecting applications across multi-cloud environments with Shape's fraud and abuse prevention capabilities.

Pursuant to the Shape Merger Agreement, at the effective time of the acquisition, the capital stock of Shape and the vested outstanding and unexercised stock options in Shape were cancelled and converted to the right to receive approximately $1.0 billion in cash, subject to certain adjustments and conditions set forth in the Shape Merger Agreement, and the unvested stock options and restricted stock units in Shape held by continuing employees of Shape were assumed by F5, on the terms and conditions set forth in the Shape Merger Agreement. Included in cash consideration was $23.2 million of transaction costs paid by F5 on behalf of Shape. In addition, the Company incurred $15.3 million of transaction costs associated with the acquisition which was included in General and Administrative expenses in fiscal 2020.

As a result of the acquisition, the Company acquired all the assets and assumed all the liabilities of Shape. The goodwill related to the Shape acquisition is comprised primarily of expected synergies from combining operations and the acquired intangible assets that do not qualify for separate recognition. Goodwill related to the Shape acquisition is not expected to be deductible for tax purposes. The results of operations of Shape have been included in the Company's consolidated financial statements from the date of acquisition.

The allocated purchase consideration to assets acquired and liabilities assumed is presented in the following table (in thousands):

|  |  | Estimated Useful Life |
| --- | --- | --- |
| **Assets acquired** |  |  |
| Cash, cash equivalents, and restricted cash | $ 53,934 |  |
| Fair value of tangible assets: |  |  |
| Accounts receivable | 21,077 |  |
| Deferred tax assets | 29,848 |  |
| Operating lease right-of-use assets | 29,644 |  |
| Other tangible assets | 22,571 |  |
| Identifiable intangible assets: |  |  |
| Developed technology | 120,000 | 7 years |
| Customer relationships | 21,000 | 4 years |
| Trade name | 9,500 | 5 years |
| Goodwill | 798,867 |  |
| Total assets acquired | $ 1,106,441 |  |
| **Liabilities assumed** |  |  |
| Deferred revenue | $ (39,000) |  |
| Operating lease liabilities | (30,773) |  |
| Other assumed liabilities | (18,571) |  |
| Total liabilities assumed | $ (88,344) |  |
| Net assets acquired | $ 1,018,097 |  |

The measurement period for the Shape acquisition lapsed in the second quarter of fiscal 2021. The Company recorded immaterial adjustments to consideration exchanged for the purchase of Shape within the post-close measurement period.

The developed technology intangible asset is being amortized on a straight-line basis over its estimated useful life of seven years and included in cost of net product revenues. The trade names and customer relationships intangible assets are being amortized on a straight-line basis over their estimated useful lives of five years and four years, respectively, and included in sales and marketing expenses. The weighted average life of the amortizable intangible assets recognized from the Shape acquisition was 6.5 years as of January 24, 2020, the date the transaction closed. The estimated useful lives for the acquired intangible assets were based on the expected future cash flows associated with the respective asset.

The pro forma financial information, as well as the revenue and earnings generated by Shape, were not material to the Company's operations for the periods presented.

## 4. Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosure under GAAP, the Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity, and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances and expands disclosure about fair value measurements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

The levels of fair value hierarchy are:

**Level 1:** Quoted prices in active markets for identical assets and liabilities at the measurement date that the Company has the ability to access.

**Level 2:** Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

**Level 3:** Unobservable inputs for which there is little or no market data available. These inputs reflect management's assumptions of what market participants would use in pricing the asset or liability.

Level 1 investments are valued based on quoted market prices in active markets and include the Company's cash equivalent investments. Level 2 investments, which include investments that are valued based on quoted prices in markets that are not active, broker or dealer quotations, actual trade data, benchmark yields or alternative pricing sources with reasonable levels of price transparency, include the Company's certificates of deposit, corporate bonds and notes, municipal bonds and notes, U.S. government securities, U.S. government agency securities and international government securities. Fair values for the Company's level 2 investments are based on similar assets without applying significant judgments. In addition, all of the Company's level 2 investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

*Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis*

The Company's financial assets measured at fair value on a recurring basis subject to the disclosure requirements at September 30, 2022 and September 30, 2021, were as follows (in thousands):

| As of September 30, 2022 | Fair Value Level | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Aggregate Fair Value | Classification on Balance Sheet: Cash and Cash Equivalents | Short-Term Investments | Long-Term Investments |
|---|---|---|---|---|---|---|---|---|
| *Changes in fair value recorded in other comprehensive income* | | | | | | | | |
| Money Market Funds | Level 1 | $276,294 | $ — | $ — | $276,294 | $ 276,294 | $ — | $ — |
| Corporate bonds and notes | Level 2 | 50,828 | — | (950) | 49,878 | 912 | 44,356 | 4,610 |
| Municipal bonds and notes | Level 2 | 5,018 | — | (102) | 4,916 | — | 3,812 | 1,104 |
| U.S. government securities | Level 2 | 84,734 | — | (660) | 84,074 | 10,120 | 73,954 | — |
| U.S. government agency securities | Level 2 | 5,825 | — | (75) | 5,750 | 606 | 4,432 | 712 |
| Total debt investments | | $422,699 | $ — | $ (1,787) | $420,912 | $ 287,932 | $ 126,554 | $ 6,426 |
| *Changes in fair value recorded in other net income (expense)* | | | | | | | | |
| Equity investments | * | | | | $ 3,118 | $ — | $ — | $ 3,118 |
| Total equity investments | | | | | 3,118 | — | — | 3,118 |
| Total investments | | | | | $424,030 | $ 287,932 | $ 126,554 | $ 9,544 |

* The fair value of this equity investment is measured at net asset value (NAV) which approximates fair value and is not classified within the fair value hierarchy.

| As of September 30, 2021 | Fair Value Level | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Aggregate Fair Value | Classification on Balance Sheet: Cash and Cash Equivalents | Short-Term Investments | Long-Term Investments |
|---|---|---|---|---|---|---|---|---|
| *Changes in fair value recorded in other comprehensive income* | | | | | | | | |
| Money Market Funds | Level 1 | $ 17,150 | $ — | $ — | $ 17,150 | $ 17,150 | $ — | $ — |
| Certificates of deposit | Level 2 | 255 | — | — | 255 | — | 255 | — |
| Corporate bonds and notes | Level 2 | 243,568 | 129 | (86) | 243,611 | 4,397 | 186,107 | 53,107 |
| Municipal bonds and notes | Level 2 | 24,684 | 2 | (9) | 24,677 | — | 13,566 | 11,111 |
| U.S. government securities | Level 2 | 162,221 | 14 | (12) | 162,223 | — | 102,615 | 59,608 |
| U.S. government agency securities | Level 2 | 36,053 | — | (14) | 36,039 | — | 27,087 | 8,952 |
| Total investments | | $483,931 | $ 145 | $ (121) | $483,955 | $ 21,547 | $ 329,630 | $ 132,778 |

The Company uses the fair value hierarchy for financial assets and liabilities. The carrying amounts of other current financial assets and other current financial liabilities approximate fair value due to their short-term nature.

Interest income from investments was not material for the years ended September 30, 2022, 2021, and 2020. Interest income is included in other income (expense), net on the Company's consolidated income statements. Unrealized losses on investments held for a period greater than 12 months at September 30, 2022 and September 30, 2021 were not material.

The Company invests in debt securities that are rated investment grade. The Company reviews the individual debt securities in its portfolio to determine whether a credit loss exists by comparing the extent to which the fair value is less than the amortized cost and considering any changes to ratings of a debt security by a ratings agency. The Company determined that as of September 30, 2022, there were no credit losses on any investments within its portfolio.

### Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

The Company's non-financial assets and liabilities, which include goodwill, intangible assets, and long-lived assets, are not required to be carried at fair value on a recurring basis. These non-financial assets and liabilities are measured at fair value on a non-recurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. The Company reviews goodwill for impairment annually, during the second quarter of each fiscal year, or as circumstances indicate the possibility of impairment. The Company monitors the carrying value of tangible and intangible long-lived assets for impairment whenever events or changes in circumstances indicate its carrying amount may not be recoverable.

As a result of a planned change in the use of the asset, the Company recorded an impairment of $6.2 million against the Shape trade name intangible asset, which was reflected in the Sales and Marketing line item on the Company's consolidated income statement for the year ended September 30, 2022. The Company did not recognize any impairment charges related to its intangible assets for the years ended September 30, 2021 and 2020.

There were no long-lived asset impairment charges for the year ended September 30, 2022. During the year ended September 30, 2021, the Company recorded an impairment of $23.5 million against the operating lease right-of-use asset related to the permanent exit of six floors in its corporate headquarters and $10.3 million for tenant improvements and other fixed assets associated with the exited floors. The Company also recorded an impairment of $6.7 million against the operating lease right-of-use asset related to the integration of the former Shape headquarters in Santa Clara, California and $0.2 million for other fixed assets associated with the impaired Shape headquarters. During the year ended September 30, 2020, the Company recorded impairment of a right-of-use asset of $9.7 million related to the former Seattle headquarters location, due to the low likelihood of future sublease receipts, as the Company will no longer seek to sublease the space. The Company calculated the fair value of the right-of-use assets, tenant improvements and other fixed assets based on estimated future discounted cash flows and classified the fair value as a Level 3 measurement due to the significance of unobservable inputs, which included the amount and timing of estimated sublease rental receipts that the Company could reasonably obtain over the remaining lease term and the discount rate. The impairment charges for the years ended September 30, 2021 and 2020 were allocated to various expense line items on the Company's consolidated income statements based on the teams that previously worked out of the exited space.

Impairment charges were allocated to the following income statement line items for the years ended September 30, 2022, 2021, and 2020 (in thousands):

| | Years Ended September 30, | | |
| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Cost of net product revenue | $ — | $ 2,865 | $ 241 |
| Cost of net service revenue | — | 3,492 | 1,034 |
| Sales and marketing | 6,175 | 11,515 | 2,876 |
| Research and development | — | 12,974 | 2,906 |
| General and administrative | — | 9,852 | 2,616 |
| Total impairment charges | $ 6,175 | $ 40,698 | $ 9,673 |

During the years ended September 30, 2022, 2021, and 2020, the Company did not recognize any impairment charges related to goodwill.

## 5. Balance Sheet Details

### Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of the Company's cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash shown in the Company's consolidated statements of cash flows for the periods presented (in thousands):

| | September 30, | |
| | 2022 | 2021 |
|---|---|---|
| Cash and cash equivalents | $ 758,012 | $ 580,977 |
| Restricted cash included in other assets, net | 4,195 | 3,356 |
| Total cash, cash equivalents and restricted cash | $ 762,207 | $ 584,333 |

## Inventories

Inventories consist of the following (in thousands):

| | September 30, | | |
|---|---|---|---|
| | 2022 | | 2021 |
| Finished goods | $ 10,164 | $ | 13,081 |
| Raw materials | 58,201 | | 8,974 |
| | $ 68,365 | $ | 22,055 |

## Other Current Assets

Other current assets consist of the following (in thousands):

| | September 30, | | |
|---|---|---|---|
| | 2022 | | 2021 |
| Unbilled receivables | $ 319,707 | $ | 215,396 |
| Prepaid expenses | 57,340 | | 59,636 |
| Capitalized contract acquisition costs | 34,658 | | 34,265 |
| Other[1] | 77,609 | | 28,605 |
| | $ 489,314 | $ | 337,902 |

(1)   As of September 30, 2022, includes a deposit of $57.0 million used to support the working capital needs of the Company's primary contract manufacturer's procurement of components used in the manufacturing of system hardware.

## Property and Equipment

Property and equipment consist of the following (in thousands):

| | September 30, | | |
|---|---|---|---|
| | 2022 | | 2021 |
| Computer equipment | $ 168,204 | $ | 166,846 |
| Software | 86,036 | | 94,169 |
| Office furniture and equipment | 41,619 | | 45,204 |
| Leasehold improvements | 173,689 | | 174,504 |
| | 469,548 | | 480,723 |
| Accumulated depreciation and amortization | (301,366) | | (289,559) |
| | $ 168,182 | $ | 191,164 |

Depreciation and amortization expense totaled approximately $56.0 million, $61.3 million, and $59.5 million for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

There were no long-lived asset impairment charges for the year ended September 30, 2022. During the year ended September 30, 2021, the Company recorded an impairment of $10.3 million for leasehold improvements and other fixed assets associated with the permanent exit of six floors in its corporate headquarters. The Company also recorded an impairment of $0.2 million for fixed assets associated with the integration of the former Shape headquarters in Santa Clara, California. The impairment charges for the year ended September 30, 2021 were allocated to various expense line items on the Company's consolidated income statements based on the teams that previously worked out of the exited space.

### Goodwill

Changes in the carrying amount of goodwill during fiscal years 2022 and 2021 are summarized as follows (in thousands):

| | |
|---|---:|
| **Balance, September 30, 2020** | $ 1,858,966 |
| Acquisition of Volterra, Inc. | 351,417 |
| Other | 6,170 |
| **Balance, September 30, 2021** | 2,216,553 |
| Acquisition of Threat Stack, Inc. | 43,956 |
| Other | (1,227) |
| **Balance, September 30, 2022** | $ 2,259,282 |

### Other Assets

Other assets consist of the following (in thousands):

| | September 30, | |
|---|---:|---:|
| | **2022** | **2021** |
| Intangible assets | $ 200,288 | $ 237,178 |
| Unbilled receivables | 224,780 | 158,885 |
| Capitalized contract acquisition costs | 42,561 | 43,571 |
| Other | 48,493 | 32,924 |
| | $ 516,122 | $ 472,558 |

Intangible assets are included in other assets on the consolidated balance sheets and consist of the following (in thousands):

| | September 30, 2022 | | | September 30, 2021 | | |
|---|---:|---:|---:|---:|---:|---:|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Developed technology | $ 319,436 | $ (151,332) | $ 168,104 | $ 305,673 | $ (111,279) | $ 194,394 |
| Customer relationships | 46,142 | (25,630) | 20,512 | 41,742 | (17,865) | 23,877 |
| Patents and trademarks | 23,504 | (19,255) | 4,249 | 20,260 | (17,180) | 3,080 |
| Trade names | 24,973 | (17,550) | 7,423 | 24,973 | (9,146) | 15,827 |
| Non-compete covenants | 2,260 | (2,260) | — | 2,260 | (2,260) | — |
| | $ 416,315 | $ (216,027) | $ 200,288 | $ 394,908 | $ (157,730) | $ 237,178 |

Amortization expense related to intangible assets was approximately $36.4 million, $48.7 million, and $34.6 million for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

For intangible assets held as of September 30, 2022, amortization expense for the five succeeding fiscal years is as follows (in thousands):

| | |
|---|---:|
| 2023 | $ 51,303 |
| 2024 | 46,030 |
| 2025 | 41,559 |
| 2026 | 36,805 |
| 2027 | 15,526 |
| | $ 191,223 |

## Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

| | September 30, | | | |
|---|---|---|---|---|
| | **2022** | | **2021** | |
| Payroll and benefits | $ | 165,437 | $ | 179,147 |
| Operating lease liabilities, current | | 42,523 | | 49,286 |
| Income and other tax accruals | | 41,217 | | 44,075 |
| Other | | 60,642 | | 68,979 |
| | $ | 309,819 | $ | 341,487 |

## Other Long-term Liabilities

Other long-term liabilities consist of the following (in thousands):

| | September 30, | | | |
|---|---|---|---|---|
| | **2022** | | **2021** | |
| Income taxes payable | $ | 59,553 | $ | 66,081 |
| Other | | 8,157 | | 9,155 |
| | $ | 67,710 | $ | 75,236 |

## 6. Debt Facilities

### Term Credit Agreement

In connection with the acquisition of Shape, on January 24, 2020, the Company entered into a Term Credit Agreement ("Term Credit Agreement") with certain institutional lenders that provides for a senior unsecured term loan facility in an aggregate principal amount of $400.0 million (the "Term Loan Facility"). The proceeds from the Term Loan Facility were primarily used to finance the acquisition of Shape and related expenses. In connection with the Term Loan Facility, the Company incurred $2.2 million in debt issuance costs, which are recorded as a reduction to the carrying value of the principal amount of the debt.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at the Company's option, (a) LIBOR, adjusted for customary statutory reserves, plus an applicable margin of 1.125% to 1.75% depending on the Company's leverage ratio, or (b) an alternate base rate determined in accordance with the Term Credit Agreement, plus an applicable margin of 0.125% to 0.750% depending on the Company's leverage ratio. Interest on the outstanding principal of borrowings is currently due quarterly in arrears. As of September 30, 2022, the margin for LIBOR-based loans was 1.125% and the margin for alternate base rate loans was 0.125%.

The Term Loan Facility matures on January 24, 2023 with quarterly installments (commencing with the first full fiscal quarter ended after January 24, 2020) equal to 1.25% of the original principal amount of the Term Loan Facility. The remaining outstanding principal of borrowings under the Term Loan Facility is due upon maturity on January 24, 2023. Borrowings under the Term Loan Facility may be voluntarily prepaid, in whole or in part, without penalty or premium. Borrowings repaid or prepaid under the Term Loan Facility may not be reborrowed.

Among certain affirmative and negative covenants provided in the Term Credit Agreement, there is a financial covenant that requires the Company to maintain a leverage ratio, calculated as of the last day of each fiscal quarter, of consolidated total indebtedness to consolidated EBITDA. This covenant may result in a higher interest rate on its outstanding principal borrowings on the Term Loan Facility in future periods, depending on the Company's performance. As of September 30, 2022, the Company was in compliance with all covenants.

As of September 30, 2022, $350.0 million of principal amount under the Term Loan Facility was outstanding, excluding unamortized debt issuance costs of $0.2 million. The outstanding principal amount was included in current liabilities on the Company's consolidated balance sheet as of September 30, 2022. The weighted average interest rate on the principal amount under the Term Loan Facility outstanding balance was 2.190%, 1.361%, and 2.365% for the fiscal years ended September 30, 2022, 2021, and 2020, respectively. The following table presents the scheduled principal maturities as of September 30, 2022 (in thousands):

| Fiscal Years Ending September 30: | | |
|---|---|---|
| 2023 | $ | 350,000 |
| Total | $ | 350,000 |

### Revolving Credit Agreement

On January 31, 2020, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") that provides for a senior unsecured revolving credit facility in an aggregate principal amount of $350.0 million (the "Revolving Credit Facility"). The Company has the option to increase commitments under the Revolving Credit Facility from time to time, subject to certain conditions, by up to $150.0 million. Borrowings under the Revolving Credit Facility bear interest at a rate equal to, at the Company's option, (a) LIBOR, adjusted for customary statutory reserves, plus an applicable margin of 1.125% to 1.75% depending on the Company's leverage ratio, or (b) an alternate base rate determined in accordance with the Revolving Credit Agreement, plus an applicable margin of 0.125% to 0.750% depending on the Company's leverage ratio. The Revolving Credit Agreement also requires payment of a commitment fee calculated at a rate per annum of 0.125% to 0.300% depending on the Company's leverage ratio on the undrawn portion of the Revolving Credit Facility. Commitment fees incurred during fiscal year 2022 were not material.

The Revolving Credit Facility matures on January 31, 2025, at which time any remaining outstanding principal of borrowings under the Revolving Credit Facility is due. The Company has the option to request up to two extensions of the maturity date in each case for an additional period of one year. Among certain affirmative and negative covenants provided in the Revolving Credit Agreement, there is a financial covenant that requires the Company to maintain a leverage ratio, calculated as of the last day of each fiscal quarter, of consolidated total indebtedness to consolidated EBITDA. As of September 30, 2022, the Company was in compliance with all covenants. As of September 30, 2022, there were no outstanding borrowings under the Revolving Credit Facility, and the Company had available borrowing capacity of $350.0 million.

## 7. Leases

The majority of the Company's operating lease payments relate to its corporate headquarters in Seattle, Washington, which includes approximately 515,000 square feet of office space. The lease commenced in April 2019 and expires in 2033 with an option for renewal. The Company also leases additional office and lab space for product development and sales and support personnel in the United States and internationally. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of the Company's operating lease expenses for the years ended September 30, 2022, 2021, and 2020 were as follows (in thousands):

| | Fiscal year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| Operating lease expense | $ | 47,302 | $ | 47,993 | $ | 49,925 |
| Short-term lease expense | | 2,465 | | 2,953 | | 3,563 |
| Variable lease expense | | 23,209 | | 25,200 | | 21,980 |
| Total lease expense | $ | 72,976 | $ | 76,146 | $ | 75,468 |

Variable lease expense primarily consists of common area maintenance and parking expenses.

Supplemental balance sheet information related to the Company's operating leases was as follows (in thousands, except lease term and discount rate):

| | September 30, | |
| | 2022 | 2021 |
|---|---|---|
| Operating lease right-of-use assets, net | $ 227,475 | $ 244,934 |
| | | |
| Operating lease liabilities, current[1] | 42,523 | 49,286 |
| Operating lease liabilities, long-term | 272,376 | 296,945 |
| Total operating lease liabilities | $ 314,899 | $ 346,231 |
| | | |
| Weighted average remaining lease term (in years) | 9.2 | 9.7 |
| Weighted average discount rate | 2.66 % | 2.60 % |

(1)   Current portion of operating lease liabilities is included in accrued liabilities on the Company's consolidated balance sheets.

As of September 30, 2022, the future operating leases payments for each of the next five years and thereafter is as follows (in thousands):

| Fiscal Years Ending September 30: | Operating Lease Payments |
|---|---|
| 2023 | $ 50,427 |
| 2024 | 46,288 |
| 2025 | 38,793 |
| 2026 | 29,241 |
| 2027 | 28,592 |
| Thereafter | 166,585 |
| Total lease payments | 359,926 |
| Less: imputed interest | (45,027) |
| Total lease liabilities | $ 314,899 |

Operating lease liabilities above do not include sublease income. As of September 30, 2022, the Company expects to receive sublease income of approximately $21.6 million, which consists of $7.5 million to be received in fiscal year 2023 and $14.1 million to be received over the three fiscal years thereafter.

There were no impairments against right-of-use assets for the year ended September 30, 2022. During the year ended September 30, 2021, the Company recorded an impairment of $23.5 million against the operating lease right-of-use asset related to the exit of six floors in its corporate headquarters. The Company also recorded an impairment of $6.7 million against the right-of-use asset related to the integration of the former Shape headquarters in Santa Clara, California. During the year ended September 30, 2020, the Company recorded an impairment for $9.7 million against the right-of-use asset related to the former Seattle headquarters location, due to the low likelihood of future sublease receipts, as the Company will no longer seek to sublease the space.

As of September 30, 2022, the Company had no significant operating leases that were executed but not yet commenced.

## 8. Income Taxes

The United States and international components of income before income taxes are as follows (in thousands):

| | Years Ended September 30, | | |
| | 2022 | 2021 | 2020 |
|---|---|---|---|
| United States | $ 217,323 | $ 189,398 | $ 216,409 |
| International | 168,070 | 197,539 | 179,988 |
| | $ 385,393 | $ 386,937 | $ 396,397 |

The provision for income taxes consists of the following (in thousands):

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Current** | | | |
| U.S. federal | $ 35,259 | $ 53,107 | $ 26,978 |
| State | 14,592 | 16,686 | 4,230 |
| Foreign | 54,079 | 62,832 | 50,368 |
| Total | 103,930 | 132,625 | 81,576 |
| **Deferred** | | | |
| U.S. federal | (28,721) | (61,739) | 10,875 |
| State | (11,332) | (15,294) | (1,121) |
| Foreign | (644) | 104 | (2,374) |
| Total | (40,697) | (76,929) | 7,380 |
| | $ 63,233 | $ 55,696 | $ 88,956 |

The effective tax rate differs from the U.S. federal statutory rate as follows (in thousands):

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Income tax provision at statutory rate | $ 80,933 | $ 81,257 | $ 83,243 |
| State taxes, net of federal benefit | 6,012 | 5,118 | 4,258 |
| Tax impact of foreign operations | (21,435) | (26,881) | (7,693) |
| Research and development and other credits | (18,917) | (18,055) | (11,843) |
| Stock-based and other compensation | 15,070 | 12,740 | 18,002 |
| Other | 1,570 | 1,517 | 2,989 |
| | $ 63,233 | $ 55,696 | $ 88,956 |

The Company does not maintain an indefinite reinvestment assertion on unremitted foreign earnings and has recorded a deferred tax liability for any estimated foreign, federal, or state tax liabilities associated with a future repatriation of foreign earnings.

The Company benefits from tax incentive arrangements in certain foreign jurisdictions, one of which expired in fiscal year 2021 and the rest of which expire in fiscal years 2026 to 2034. The tax incentive agreements are conditional upon meeting certain operational, employment, and investment requirements. These arrangements decreased foreign taxes by $8.5 million, $6.0 million and $8.2 million, and increased diluted earnings per common share by $0.14, $0.10 and $0.13 for the years ended September 30, 2022, 2021 and 2020, respectively.

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

| | Years Ended September 30, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Deferred tax assets** | | |
| Net operating loss carry-forwards | $ 42,849 | $ 41,252 |
| Capitalized research and development costs | 158,206 | 95,259 |
| Accrued compensation and benefits | 14,068 | 13,207 |
| Stock-based compensation | 10,389 | 12,829 |
| Deferred revenue | 32,244 | 30,115 |
| Lease liabilities | 21,572 | 23,747 |
| Other accruals and reserves | 18,797 | 18,450 |
| Tax credit carryforwards | 28,858 | 34,187 |
| Depreciation | 505 | 580 |
| | 327,488 | 269,626 |
| Valuation allowance | (46,136) | (40,404) |
| | 281,352 | 229,222 |
| **Deferred tax liabilities** | | |
| Purchased intangibles | (57,350) | (57,219) |
| Depreciation | (22,278) | (26,516) |
| Deferred costs | (12,987) | (13,057) |
| Other accruals and reserves | (8,153) | (6,651) |
| | (100,768) | (103,443) |
| **Net deferred tax assets** | $ 180,584 | $ 125,779 |

At September 30, 2022, the Company had foreign net operating loss carryforwards of approximately $63.4 million that can be carried forward indefinitely, and $0.3 million that will expire in fiscal years 2028 to 2039. The Company had $85.3 million of federal net operating loss carryforwards, of which $52.0 million can be carried forward indefinitely and $33.3 million that will expire in fiscal years 2033 to 2038. The annual utilization of the federal net operating loss carryforwards is limited under Internal Revenue Code Section 382. The Company also had $448.4 million of state net operating loss carryforwards, of which $253.1 million can be carried forward indefinitely and $195.3 million will expire in fiscal years 2029 to 2042. In addition, there are $3.1 million of foreign credit carryforwards that will expire in fiscal years 2023 to 2038, $7.8 million of federal credit carryforwards that will expire in fiscal years 2033 to 2041, $29.5 million of state tax credit carryforwards that can be carried forward indefinitely, and $3.9 million of state tax credit carryforwards that will expire in fiscal years 2031 to 2037. Management believes that it is more likely than not that the benefit from certain foreign net operating loss and credit carryforwards and state tax net operating loss and credit carryforwards will not be realized. In recognition of this risk, the Company has provided a valuation allowance on the deferred tax assets relating to these carryforwards. The net change in the total valuation allowance was an increase of $5.7 million and $7.8 million for years ended September 30, 2022 and 2021, respectively.

The Company recognizes the financial statement impact of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest impact that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits in fiscal years 2022, 2021 and 2020 (in thousands):

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| Balance, beginning of period | $ 70,814 | $ 51,767 | $ 42,287 |
| Gross increases related to prior period tax positions | 4,816 | 14,867 | 8,664 |
| Gross decreases related to prior period tax positions | (10,538) | — | (1,051) |
| Gross increases related to current period tax positions | 10,203 | 12,595 | 9,272 |
| Decreases relating to settlements with tax authorities | — | (321) | (3,578) |
| Reductions due to lapses of statute of limitations | (8,455) | (8,094) | (3,827) |
| Balance, end of period | $ 66,840 | $ 70,814 | $ 51,767 |

The total amount of gross unrecognized tax benefits was $66.8 million, $70.8 million, and $51.8 million as of September 30, 2022, 2021, and 2020, respectively, of which, $43.2 million, $39.2 million, and $34.3 million, if recognized, would affect the effective tax rate. There is a reasonable possibility that the Company's unrecognized tax benefits will change within twelve months due to audit settlements or the expiration of statute of limitations, but the Company does not expect the change to be material to the consolidated financial statements.

The Company recognizes interest and, if applicable, penalties (not included in the "unrecognized tax benefits" table above) for any uncertain tax positions. Interest and penalties are recorded as a component of income tax expense. In the years ended September 30, 2022, 2021 and 2020, the Company recorded approximately a $1.5 million decrease, $1.4 million increase and $1.0 million decrease, respectively, of interest and penalty expense related to uncertain tax positions. As of September 30, 2022 and 2021, the Company had a cumulative balance of accrued interest and penalties on unrecognized tax positions of $2.9 million and $4.4 million, respectively.

The Company and its subsidiaries are subject to U.S. federal income tax as well as the income tax of multiple state and foreign jurisdictions. The Company has concluded all U.S. federal income tax matters for fiscal years through September 30, 2018. Major jurisdictions where there are wholly owned subsidiaries of F5, Inc. which require income tax filings include the United Kingdom, Singapore, Israel, and India. The earliest periods open for review by local taxing authorities are fiscal years 2020 for the United Kingdom, 2017 for Singapore, 2013 for Israel, and 2019 for India. The Company is currently under audit by various states for fiscal years 2016 through 2021, and by various foreign jurisdictions including Germany for fiscal years 2016 to 2019, India for fiscal years 2019 to 2020, Israel for fiscal years 2013 to 2017, and Saudi Arabia for fiscal years 2015 to 2020. Within the next four fiscal quarters, the statute of limitations will otherwise begin to close on the fiscal year 2019 federal income tax return, fiscal years 2018 and 2019 state income tax returns, and fiscal years 2015 to 2021 foreign income tax returns.

## 9. Shareholders' Equity

### Common Stock Repurchase

On July 25, 2022, the Company announced that its Board of Directors authorized an additional $1.0 billion for its common stock share repurchase program. This authorization is incremental to the existing $5.4 billion program, initially approved in October 2010 and expanded in subsequent fiscal years. Acquisitions for the share repurchase programs will be made from time to time in private transactions, accelerated share repurchase programs, or open market purchases as permitted by securities laws and other legal requirements. The programs can be terminated at any time.

On February 3, 2021, the Company entered into Accelerated Share Repurchase (ASR) agreements with two financial institutions under which the Company paid an aggregate of $500 million. The ASR agreements were accounted for as two separate transactions (1) a repurchase of common stock and (2) an equity-linked contract on the Company's own stock. Upon execution of the ASR agreements, the Company received an initial delivery of 2.1 million shares for an aggregate price of $400 million, based on the market price of $194.91 per share of the Company's common stock on the date of the transaction. The initial shares received by the Company were retired immediately upon receipt. The equity-linked contract for the remaining $100 million, representing remaining shares to be delivered by the financial institutions under the ASR agreements, was recorded to common stock as of March 31, 2021 and was settled in the third quarter of fiscal 2021 with the Company receiving 449,049 additional shares, which were retired immediately upon receipt. The total ASR resulted in a repurchase of 2.5 million shares of the Company's common stock at a volume weighted average repurchase price, less an agreed upon discount, of $199.90 per share. The shares received by the Company were retired, accounted for as a reduction to stockholder's equity in the consolidated balance sheets, and treated as a repurchase of common stock for purposes of calculating earnings per share. The

Company was not required to make any additional cash payments or delivery of common stock to the financial institutions upon settlement of the agreements.

The following table summarizes the Company's repurchases and retirements of its common stock under its Stock Repurchase Program, including the ASR (in thousands, except per share data):

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Shares repurchased | 2,611 | 2,501 | 799 |
| Average price per share | $ 191.47 | $ 199.90 | $ 125.10 |
| Amount repurchased | $ 500,023 | $ 500,000 | $ 100,016 |

As of September 30, 2022, the Company had $1,272 million remaining authorized to purchase shares under its share repurchase program.

## 10. Stock-based Compensation

The Company recognized $249.2 million, $243.3 million and $201.9 million of stock-based compensation expense for the fiscal years ended September 30, 2022, 2021 and 2020, respectively. The income tax benefit recognized on stock-based compensation within income tax expense was $47.3 million, $44.1 million and $37.6 million for the fiscal years ended September 30, 2022, 2021 and 2020, respectively. As of September 30, 2022, there was $196.5 million of total unrecognized stock-based compensation cost, the majority of which will be recognized over approximately two years. Going forward, stock-based compensation expenses may increase as the Company issues additional equity-based awards to continue to attract and retain key employees. On October 31, 2022, the Company's Board of Directors and Talent and Compensation Committee approved 1,321,304 RSUs to employees and executive officers pursuant to the Company's annual equity awards program.

Company has adopted a number of stock-based compensation plans as discussed below.

*2011 Employee Stock Purchase Plan.* In April 2012, the Board of Directors amended and restated the Company's 1999 Employee Stock Purchase Plan, or the Employee Stock Purchase Plan. A total of 10,000,000 shares of common stock have been reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 15% of base compensation. No employee may purchase more than 10,000 shares during an offering period. In addition, no employee may purchase more than $25,000 worth of stock, determined by the fair market value of the shares at the time such option is granted, in one calendar year. The Employee Stock Purchase Plan has been implemented in a series of offering periods, each 6 months in duration. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. As of September 30, 2022 there were 945,136 shares available for awards under the Employee Stock Purchase Plan.

In determining the fair value of the right to purchase under the Employee Stock Purchase Plan, the Company uses the Black-Scholes option pricing model that employs the following key assumptions:

| | Employee Stock Purchase Plan Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Risk-free interest rate | 0.05% - 0.62% | 0.07% - 0.13% | 1.10% - 1.97% |
| Expected dividend | — | — | — |
| Expected term | 0.5 years | 0.5 years | 0.5 years |
| Expected volatility | 26.34% - 31.57% | 29.67% - 37.22% | 26.32% - 41.94% |

*Acquisition Related Incentive Plans.* In May 2019, the Company adopted the Nginx Acquisition Equity Incentive Plan, or the Nginx Acquisition Plan. The Nginx Acquisition Plan provided for discretionary grants of stock options and stock units for employees, directors and consultants of Nginx, Inc. to whom the Company offered employment in connection with the Company's acquisition of Nginx. A total of 183,061 shares of common stock were reserved for issuance under the Nginx Acquisition Plan. Upon certain changes in control of the Company, the surviving entity will either assume or substitute all outstanding stock awards under the Nginx Acquisition Plan or the vesting of 50% of the stock awards shall be accelerated. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Nginx Acquisition Plan. As of September 30, 2022, there were no options outstanding and 20,923 stock units outstanding. The Company terminated the Nginx Acquisition Plan effective October 31, 2019 and no additional shares may be issued from the Nginx Acquisition Plan.

In connection with the Company's acquisition of Nginx, Inc. in the third quarter of fiscal year 2019, the Company assumed the Nginx Inc. 2011 Share Plan, or the Nginx Plan. Unvested options to acquire Nginx's common stock and unvested stock units with respect to Nginx's common stock were converted into options to acquire the Company's common stock and stock units with respect to the Company's stock in connection with the acquisition. A total of 302,634 shares of common stock were reserved for issuance under the Nginx Plan (including converted options and stock units). The Nginx Plan provided for grants of stock options, stock awards and stock units to persons who were employees, officers, directors and consultants to Nginx, Inc. prior to May 8, 2019. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Nginx Plan. As of September 30, 2022, there were options to purchase 16,295 shares outstanding and 2,997 stock units outstanding. The Company terminated the Nginx Plan effective October 31, 2019 and no additional shares may be issued from the Nginx Plan.

In January 2020, the Company adopted the Shape Acquisition Equity Incentive Plan, or the Shape Acquisition Plan. The Shape Acquisition Plan provided for discretionary grants of stock options and stock units for employees, directors and consultants of Shape Security, Inc. to whom the Company offered employment in connection with the Company's acquisition of Shape. A total of 450,000 shares of common stock were reserved for issuance under the Shape Acquisition Plan. Upon certain changes in control of the Company, the surviving entity will either assume or substitute all outstanding stock awards under the Shape Acquisition Plan or the vesting of 50% of the stock awards shall be accelerated. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Shape Acquisition Plan. As of September 30, 2022, there were no options outstanding and 83,164 stock units outstanding. The Company terminated the Shape Acquisition Plan effective December 28, 2020 and no additional shares may be issued from the Shape Acquisition Plan.

In connection with the Company's acquisition of Shape Security, Inc. in the second quarter of fiscal year 2020, the Company assumed the Shape 2011 Stock Plan, or the Shape Plan. Unvested options to acquire Shape's common stock and unvested stock units with respect to Shape's common stock were converted into options to acquire the Company's common stock and stock units with respect to the Company's stock in connection with the acquisition. A total of 501,085 shares of common stock were reserved for issuance under the Shape Plan (including converted options and stock units). The Shape Plan provided for grants of stock options, stock awards and stock units to persons who were employees, officers, directors and consultants to Shape Security, Inc. prior to January 24, 2020. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Shape Plan. As of September 30, 2022, there were options to purchase 79,508 shares outstanding and 1,443 stock units outstanding. The Company terminated the Shape Plan effective December 28, 2020 and no additional shares may be issued from the Shape Plan.

In January 2021, the Company adopted the Volterra Acquisition Equity Incentive Plan, or the Volterra Acquisition Plan. The Volterra Acquisition Plan provided for discretionary grants of stock options and stock units for employees, directors and consultants of Volterra, Inc. to whom the Company offered employment in connection with the Company's acquisition of Volterra. A total of 140,000 shares of common stock were reserved for issuance under the Volterra Acquisition Plan. Upon certain changes in control of the Company, the surviving entity will either assume or substitute all outstanding stock awards under the Volterra Acquisition Plan or the vesting of 50% of the stock awards shall be accelerated. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Volterra Acquisition Plan. As of September 30, 2022, there were no options outstanding and 103,880 stock units outstanding. The Company terminated the Volterra Acquisition Plan effective October 29, 2021 and no additional shares may be issued from the Volterra Acquisition Plan.

In connection with the Company's acquisition of Volterra, Inc. in the second quarter of fiscal year 2021, the Company assumed the Volterra 2017 Stock Plan, or the Volterra Plan. Unvested options to acquire Volterra's common stock and unvested stock units with respect to Volterra's common stock were converted into options to acquire the Company's common stock and stock units with respect to the Company's stock in connection with the acquisition. A total of 261,696 shares of common stock were reserved for issuance under the Volterra Plan (including converted options and stock units). The Volterra Plan provided for grants of stock options, stock awards and stock units to persons who were employees, officers, directors and consultants to Volterra, Inc. prior to January 22, 2021. During the fiscal year 2022, the Company issued no stock options or restricted stock units under the Volterra Plan. As of September 30, 2022, there were options to purchase 68,993 shares outstanding and 17,934 stock units outstanding. The Company terminated the Volterra Plan effective October 29, 2021 and no additional shares may be issued from the Volterra Plan.

In November 2021, the Company adopted the Threat Stack Acquisition Equity Incentive Plan, or the Threat Stack Acquisition Plan. The Threat Stack Acquisition Plan provided for discretionary grants of stock options and stock units for employees, directors and consultants of Threat Stack to whom the Company offered employment in connection with the Company's acquisition of Threat Stack. A total of 35,000 shares of common stock were reserved for issuance under the Threat Stack Acquisition Plan. Upon certain changes in control of the Company, the surviving entity will either assume or substitute all outstanding stock awards under the Threat Stack Acquisition Plan or the vesting of 50% of the stock awards shall be accelerated. During the fiscal year 2022, the Company issued 25,838 stock units under the Threat Stack Acquisition Plan. As of September 30, 2022, there were 23,534 stock units outstanding.

*F5, Inc. Incentive Plan.* In March 2022, the Company adopted the F5, Inc. Incentive Plan, or the Plan, which amended and restated the 2014 Incentive Plan. The Plan provides for discretionary grants of stock options, stock units and other equity and cash-based awards for employees, including officers, directors and consultants. A total of 23,380,000 shares of common stock have been reserved for issuance under the Plan. Upon certain changes in control of the Company, all outstanding and unvested options or stock awards under the Plan will vest at the rate of 50%, unless assumed or substituted by the acquiring entity. During the fiscal year 2022, the Company issued no stock options, 111,283 performance stock units and 1,118,854 restricted stock units under the Plan. As of September 30, 2022, there were no options outstanding, 208,116 performance stock units outstanding, 1,137,619 restricted stock units outstanding and 2,072,778 shares available for new awards under the Plan.

A summary of restricted stock unit activity under the Plan is as follows:

| | Performance Stock Units | | Restricted Stock Units | |
|---|---|---|---|---|
| | Outstanding Performance Stock Units | Weighted Average Grant Date Fair Value | Outstanding Restricted Stock Units | Weighted Average Grant Date Fair Value |
| Balance, September 30, 2021 | 230,926 | $ 136.47 | 1,340,548 | $ 141.90 |
| Units granted | 111,283 | 200.74 | 1,118,854 | 206.45 |
| Units vested | (119,889) | 215.12 | (1,122,583) | 188.04 |
| Units cancelled | (14,204) | 151.07 | (199,200) | 170.35 |
| Balance, September 30, 2022 | 208,116 | $ 169.99 | 1,137,619 | $ 184.59 |

A majority of the restricted stock units the Company grants to its employees vest quarterly over a two-year period. The performance stock units, restricted stock units and stock options under all plans were granted during fiscal years 2022, 2021 and 2020 with a per-share weighted average fair value of $206.13, $145.89 and $137.84, respectively. The fair value of performance stock units and restricted stock units vested during fiscal years 2022, 2021 and 2020 was $262.4 million, $261.9 million and $138.4 million, respectively. In determining the fair value of the portion of the performance awards based on Total Shareholder Return, the Company uses a Monte Carlo simulation model that employs the following key assumptions:

| | | | | Expected Volatility | | |
|---|---|---|---|---|---|---|
| Grant Date | Fair Value per Share | Expected Term (in years) | Risk-Free Interest Rate | F5 | Index Members | Expected Dividend |
| November 1, 2021 | | | | | | |
| *Tranche 1* | $ 283.35 | 0.91 | 0.13 % | 26.21 % | 27.27 % | — |
| *Tranche 2* | $ 302.53 | 1.91 | 0.47 % | 35.13 % | 42.87 % | — |
| *Tranche 3* | $ 308.76 | 2.91 | 0.76 % | 32.54 % | 38.24 % | — |

As of September 30, 2022, the following annual equity grants for executive officers or a portion thereof are outstanding:

| Grant Date | RSUs Granted | Vesting Schedule | Vesting Period | Date Fully Vested |
|---|---|---|---|---|
| November 1, 2021 | 160,384 | Quarterly, Annually[1,2] | 3 years | November 1, 2024 |
| November 2, 2020 | 257,568 | Quarterly, Annually[1] | 3 years | November 1, 2023 |
| November 1, 2019 | 228,616 | Quarterly, Annually[1] | 3 years | November 1, 2022 |
| November 1, 2018 | 144,066 | Quarterly, Annually[1] | 3 years | November 1, 2021 |

(1) 50% of the annual equity grant vests in equal quarterly increments and 50% is subject to the Company achieving specified annual performance goals.

(2) For the Company's Chief Executive Officer, 40% of the annual equity grant vests in equal quarterly increments and 60% is subject to the Company achieving specified annual performance goals.

A summary of stock option activity under all of the Company's plans is as follows:

| | Options Outstanding | |
|---|---|---|
| | **Number of Shares** | **Weighted Average Exercise Price per Share** |
| Balance, September 30, 2021 | 324,624 | $ 30.83 |
| Options granted | — | — |
| Options exercised | (143,128) | 25.24 |
| Options cancelled | (16,700) | 53.98 |
| Balance, September 30, 2022 | 164,796 | $ 33.34 |

There were no stock options granted in fiscal year 2022. All stock options granted in fiscal years 2021 and 2020 were replacement awards of those assumed as part of the acquisitions of Volterra and Shape, respectively.

The total intrinsic value of options exercised during fiscal 2022, 2021 and 2020 was $25.6 million, $25.6 million and $11.4 million, respectively.

A summary of options outstanding that are exercisable and that have vested and are expected to vest as of September 30, 2022 is as follows:

| | **Number of Shares** | **Weighted Average Remaining Contractual Life (in Years)** | **Weighted Average Exercise Price per Share** | **Aggregate Intrinsic Value(1)** |
|---|---|---|---|---|
| | | | | (In thousands) |
| Stock options outstanding | 164,796 | 6.45 | $ 33.34 | $ 18,357 |
| Exercisable | 127,072 | 6.20 | $ 30.76 | $ 14,482 |
| Vested and expected to vest | 162,713 | 6.42 | $ 33.20 | $ 18,147 |

(1) Aggregate intrinsic value represents the difference between the fair value of the Company's common stock underlying these options at September 30, 2022 and the related exercise prices.

As of September 30, 2022, equity based awards (including stock options and restricted stock units) are available for future issuance as follows:

| | **Awards Available for Grant** |
|---|---|
| Balance, September 30, 2021 | 1,988,410 |
| Granted | (1,255,975) |
| Cancelled | 327,201 |
| Additional shares reserved (terminated), net | 1,013,142 |
| Balance, September 30, 2022 | 2,072,778 |

## 11. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. The Company's nonvested restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents and are not considered participating securities that should be included in the computation of earnings per share under the two-class method.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

| | Years Ended September 30, | | |
| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Numerator** | | | |
| Net income | $ 322,160 | $ 331,241 | $ 307,441 |
| **Denominator** | | | |
| Weighted average shares outstanding — basic | 60,274 | 60,707 | 60,911 |
| Dilutive effect of common shares from stock options and restricted stock units | 823 | 1,350 | 467 |
| Weighted average shares outstanding — diluted | 61,097 | 62,057 | 61,378 |
| Basic net income per share | $ 5.34 | $ 5.46 | $ 5.05 |
| Diluted net income per share | $ 5.27 | $ 5.34 | $ 5.01 |

Anti-dilutive stock-based awards excluded from the calculations of diluted earnings per share were not material for the years ended September 30, 2022, 2021 and 2020.

## 12. Commitments and Contingencies

### *Litigation*

#### Lynwood Investment CY Limited v. F5 Networks et al.

On June 8, 2020, Lynwood Investment CY Limited ("Lynwood") filed a lawsuit in the United States District Court for the Northern District of California against the Company and certain affiliates, along with other defendants. In its complaint, Lynwood claims to be the assignee of all rights and interests of Rambler Internet Holding LLC ("Rambler"), and alleges that the intellectual property in the NGINX software originally released by the co-founder of NGINX in 2004 belongs to Rambler (and therefore Lynwood, by assignment) because the software was created and developed while the co-founder was employed by Rambler. Lynwood asserts 26 causes of action against the various defendants, including copyright infringement, violation of trademark law, tortious interference, conspiracy, and fraud. The complaint seeks damages, disgorgement of profits, fees and costs, declarations of copyright and trademark ownership, trademark cancellations, and injunctive relief. Lynwood also initiated several trademark opposition and cancellation proceedings before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office, which have all since been suspended. In August and October 2020, the Company and the other defendants filed motions to dismiss all claims asserted against them in the lawsuit. While these motions were pending, the Court ordered Lynwood to select ten of its twenty-six claims to litigate through trial while the remaining sixteen claims would be stayed pending resolution of the ten selected claims.

On March 25 and 30, 2021, the Court dismissed the ten selected claims and granted Lynwood leave to cure the deficiencies in its complaint though it expressed doubt about Lynwood's ability to do so. The Court further ruled that Lynwood may not add new causes of action or add new parties without stipulation or leave of court, and that unless Lynwood corrects "all the defects" identified in the Court's orders and the Company's and other defendants' motions to dismiss, the Court will dismiss the ten claims with prejudice. On April 6, 2021, the Court referred the parties to private mediation to be completed by June 1, 2021. Pursuant to the Court's order, the parties held a private mediation on May 27, 2021. The matter did not resolve.

On April 29, 2021, Lynwood filed its amended complaint, seeking the same relief against the Company and other defendants. On May 27, 2021, the Company and other defendants filed a consolidated motion to dismiss the claims Lynwood had selected to proceed to litigate through trial, reserving their right to move to dismiss the 16 stayed claims once the Court lifts the stay. The motion to dismiss was set to be heard by the Court on October 14, 2021, but on October 11, 2021, the Court vacated the hearing and gave notice that it will decide the motion on the papers without oral argument.

On August 16, 2022, the Court granted the consolidated motion to dismiss the claims Lynwood had selected to proceed to litigate through trial, without leave to amend the claims, thereby dismissing those claims with prejudice. On September 9, 2022, the parties stipulated to the dismissal of the remaining 16 stayed claims, with prejudice, and the Court entered a final judgment. On September 14, 2022, Lynwood filed a notice of appeal to the Ninth Circuit Court of appeals to appeal the Court's dismissal of the claims Lynwood had selected to proceed to litigate through trial. Lynwood's opening brief is currently due December 16, 2022 and the Company's answer brief will be due January 17, 2023. Lynwood's reply will be due February 7, 2023.

In addition to the above matters, the Company is subject to a variety of legal proceedings, claims, investigations, and litigation arising in the ordinary course of business, including intellectual property litigation. Management believes that the Company has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, the Company is unable to currently determine if an unfavorable outcome is probable or estimate any potential amount or range of possible loss of these or similar matters. There are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause it to incur costly litigation and/or substantial settlement charges that could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

The Company records an accrual for loss contingencies for legal proceedings when it believes that an unfavorable outcome is both (a) probable and (b) the amount or range of any possible loss is reasonably estimable. The Company has not recorded any accrual for loss contingencies associated with such legal proceedings or the investigations discussed above.

## 13. Restructuring Charges

In the first quarter of fiscal 2022, the Company initiated a restructuring plan to match strategic and financial objectives and optimize resources for long term growth, including a reduction in force program affecting approximately 70 positions. The Company recorded a restructuring charge of $7.9 million in the first quarter of fiscal 2022. The Company does not expect to record any significant future charges related to the restructuring plan.

## 14. Employee Benefit Plans

The Company has a 401(k) savings plan whereby eligible employees may voluntarily contribute a percentage of their compensation. The Company may, at its discretion, match a portion of the employees' eligible contributions. Contributions by the Company to the plan during the years ended September 30, 2022, 2021, and 2020 were approximately $14.0 million, $13.2 million and $11.3 million, respectively. Contributions made by the Company vest over four years.

## 15. Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Management has determined that the Company is organized as, and operates in, one reportable operating segment: the development, marketing and sale of application security and delivery solutions which enable its customers to develop, deploy, operate, secure, and govern applications in any architecture, from on-premises to the public cloud.

*Revenues by Geographic Location and Other Information*

The Company does business in three main geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa (EMEA); and the Asia Pacific region (APAC). The Company's chief operating decision-maker reviews financial information presented on a consolidated basis accompanied by information about revenues by geographic region. The Company's foreign offices conduct sales, marketing and support activities. Revenues are attributed by geographic location based on the location of the customer.

The following presents revenues by geographic region (in thousands):

|  | Years Ended September 30, | | |
|  | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| Americas: | | | |
| United States | $ 1,487,144 | $ 1,365,625 | $ 1,221,190 |
| Other | 85,711 | 92,111 | 95,878 |
| Total Americas | 1,572,855 | 1,457,736 | 1,317,068 |
| EMEA | 634,759 | 667,219 | 593,307 |
| Asia Pacific | 488,231 | 478,461 | 440,447 |
|  | $ 2,695,845 | $ 2,603,416 | $ 2,350,822 |

The Company generates revenues from the sale of products and services. The Company continues to offer its products through a range of consumption models, from physical systems to software solutions and managed services. The following presents net product revenues by systems and software (in thousands):

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Net product revenues** | | | |
| Systems revenue | $ 651,902 | $ 748,192 | $ 668,313 |
| Software revenue | 665,215 | 498,892 | 357,543 |
| Total net product revenue | $ 1,317,117 | $ 1,247,084 | $ 1,025,856 |

The following distributors of the Company's products accounted for more than 10% of total net revenue:

| | Years Ended September 30, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Ingram Micro, Inc. | 20.0 % | 19.2 % | 16.7 % |
| Synnex Corporation | 13.4 % | 11.1 % | — |

The following distributors of the Company's products accounted for more than 10% of total receivables:

| | September 30, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Ingram Micro, Inc. | 12.9 % | 12.6 % |
| Synnex Corporation | 12.6 % | 11.9 % |
| Carahsoft Technology | 16.2 % | 11.5 % |

The Company tracks assets by physical location. Long-lived assets consist of property and equipment, net, and are shown below (in thousands):

| | September 30, | |
| --- | --- | --- |
| | 2022 | 2021 |
| United States | $ 134,699 | $ 153,030 |
| EMEA | 17,376 | 20,526 |
| Other countries | 16,107 | 17,608 |
| | $ 168,182 | $ 191,164 |

## 16. Subsequent Events

On October 27, 2022, the Company entered into a four-year, non-cancelable Strategic Supply Agreement with one of the Company's component suppliers. The agreement with the supplier provides committed delivery of components to the Company. The Company is obligated to purchase $10 million of component inventory annually, with a total commitment of $40 million within the four-year term.

**Item 9.** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that required information is recorded, processed, summarized and reported within the required timeframe, as specified in the rules set forth by the Securities Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2022 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 30, 2022.

**Management's Report on Internal Control over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of September 30, 2022.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

**Changes in Internal Control over Financial Reporting**

During the fourth fiscal quarter, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

**Item 9B.** *Other Information*

None.

## PART III

**Item 10.**     *Directors, Executive Officers and Corporate Governance*

Certain information required by this item regarding the Company's directors and executive officers is incorporated herein by reference to the sections entitled "Board of Directors — Nominees and Continuing Directors," "Corporate Governance — Committees of the Board — Audit Committee" and "— Code of Ethics for Senior Financial Officers" and "— Director Nomination," and "Security Ownership of Certain Beneficial Owners and Management — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement that will be furnished to the SEC no later than January 28, 2023 (the "Proxy Statement"). Additional information regarding the Company's directors and executive officers is set forth in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Directors and Executive Officers of the Registrant."

**Item 11.**     *Executive Compensation*

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation" and "Corporate Governance — Committees of the Board — Compensation Committee" and "— Compensation Committee Interlocks and Insider Participation" and "— Compensation Committee Report" in the Proxy Statement.

**Item 12.**     *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

**Item 13.**     *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the sections entitled "Board of Directors — Director Independence" and "Corporate Governance — Related Person Transactions Policy and Procedures" and "— Certain Relationships and Related Person Transactions" in the Proxy Statement.

**Item 14.**     *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the section entitled "Executive Compensation — Fees Paid to PricewaterhouseCoopers LLP" and "— Audit Committee Pre-Approval Procedures" and "— Annual Independence Determination" in the Proxy Statement.

**PART IV**

**Item 15.** *Exhibits and Financial Statement Schedules*

(a)  Documents filed as part of this report are as follows:

1. *Consolidated Financial Statements:*

Our Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements.

2. *Financial Statement Schedule:*

Financial statement schedules have been omitted because the information required to be set forth therein is not applicable, material, or is shown in the Consolidated Financial Statements or the notes hereto.

3. *Exhibits:*

The required exhibits are included at the end of this Annual Report on Form 10-K and are described in the Exhibit Index immediately preceding the first exhibit.

**Item 16.** *Form 10-K Summary*

Not applicable.

| Exhibit Number | | | Exhibit Description |
|---|---|---|---|
| 2.1 | | — | Merger Agreement, dated December 19, 2019, by and among F5 Networks, Inc., Silhouette Merger Sub, Inc., Shape Security, Inc., and Shareholder Representative Services LLC(1)+ |
| 2.2 | | — | Merger Agreement dated as of January 5, 2021, by and among the Registrant, Voyager Merger Sub Corporation, Volterra, Inc., and Shareholder Representative Services LLC(2)+ |
| 3.1 | | — | Fourth Amended and Restated Articles of Incorporation of the Registrant(3) |
| 3.2 | | — | Eighth Amended and Restated Bylaws adopted November 12, 2021(4) |
| 4.1 | * | — | Description of the Registrant's Securities |
| 4.2 | | — | Specimen Common Stock Certificate(5) |
| 10.1 | | — | Term Credit Agreement, dated as of January 24, 2020, among F5 Networks, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(6) |
| 10.2 | | — | Revolving Credit Agreement dated as of January 31, 2020, among F5 Networks, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as the Administrative Agent(7) |
| 10.3 | | — | Office Lease Agreement between the Registrant and Fifth & Columbia Investors, LLC dated May 3, 2017(8) |
| 10.4 | | — | Form of Indemnification Agreement between the Registrant and each of its directors and certain of its officers(9) § |
| 10.5 | | — | F5 Networks, Inc. 2011 Employee Stock Purchase Plan (Amended and Restated effective March 14, 2019)(10) § |
| 10.6 | | — | Form of Change of Control Agreement between the Registrant and the executive officers(11) § |
| 10.7 | | — | F5 Networks, Inc. 2014 Incentive Plan, as amended and restated(12) § |
| 10.8 | | — | Nginx, Inc. 2011 Share Plan(13) § |
| 10.9 | | — | Nginx, Inc. Acquisition Equity Incentive Plan(13) § |
| 10.10 | | — | Nginx, Inc. Acquisition Equity Incentive Plan Award Agreement(14) § |
| 10.11 | | — | F5 Networks, Inc. Assumed Shape 2011 Stock Plan(15) § |
| 10.12 | | — | F5 Networks, Inc. Shape Acquisition Equity Incentive Plan(15) § |
| 10.13 | | — | Form of 2014 Incentive Plan Award Agreement (Accelerated Vesting) as revised October 2017(16) § |
| 10.14 | | — | Form of 2014 Incentive Plan Award Agreement (Accelerated Vesting) as revised November 2019(17) § |
| 10.15 | | — | F5 Networks, Inc. Assumed Volterra, Inc. Amended and Restated 2017 Stock Plan(18) § |
| 10.16 | | — | F5 Networks, Inc. Volterra Acquisition Equity Incentive Plan(18) § |
| 10.17 | | — | F5 Networks, Inc. Assumed Volterra, Inc. 2019 Restricted Stock Unit Sub-Plan France (sub-plan to the F5 Networks, Inc. Assumed Volterra, Inc. Amended and Restated 2017 Stock Plan)(18) § |
| 10.18 | | — | F5 Networks, Inc. Threat Stack Acquisition Equity Incentive Plan(19) § |
| 10.19 | | — | F5, Inc. Incentive Plan, as amended and restated(20) § |
| 10.20 | | — | Offer Letter from the Registrant to François Locoh-Donou(21) § |
| 21.1 | * | — | Subsidiaries of the Registrant |
| 23.1 | * | — | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm |
| 31.1 | * | — | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | * | — | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | * | — | Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS | * | — | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | * | — | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | * | — | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | * | — | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | * | — | Inline XBRL Taxonomy Extension Label Linkbase Document |

| Exhibit Number | | Exhibit Description |
|---|---|---|
| 101.PRE * | — | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 * | — | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

\*    Filed herewith.

§    Indicates a management contract or compensatory plan or arrangement.

**+**    Schedules and annexes have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or annex will be furnished supplementally to the Securities and Exchange Commission upon request.

(1)    Incorporated by reference from Current Report on Form 8-K dated December 19, 2019 and filed with the SEC on December 24, 2019.

(2)    Incorporated by reference from Current Report on Form 8-K dated January 5, 2021 and filed with the SEC on January 7, 2021.

(3)    Incorporated by reference from Current Report on Form 8-K dated November 12, 2021 and filed with the SEC on November 15, 2021.

(4)    Incorporated by reference from Current Report on Form 8-K dated November 12, 2021 and filed with the SEC on November 15, 2021.

(5)    Incorporated by reference from Exhibit 4.1 of Registration Statement on Form S-1, File No. 333-75817.

(6)    Incorporated by reference from Current Report on Form 8-K dated January 24, 2020 and filed with the SEC on January 24, 2020.

(7)    Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended December 31, 2019.

(8)    Incorporated by reference from Current Report on Form 8-K dated May 3, 2017 and filed with the SEC on May 3, 2017.

(9)    Incorporated by reference from Exhibit 10.1 of Registration Statement on Form S-1, File No. 333-75817.

(10)    Incorporated by reference from Current Report on Form 8-K dated March 14, 2019 and filed with the SEC on March 14, 2019.

(11)    Incorporated by reference from Current Report on Form 8-K dated April 29, 2009 and filed with the SEC on May 4, 2009.

(12)    Incorporated by reference from Current Report on Form 8-K dated March 11, 2021 and filed with the SEC on March 15, 2021.

(13)    Incorporated by reference from Registration Statement on Form S-8 File No. 333-231802.

(14)    Incorporated by reference from Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(15)    Incorporated by reference from Registration Statement on Form S-8 File No. 333-236228.

(16)    Incorporated by reference from Annual Report on Form 10-K for the year ended September 30, 2017.

(17)    Incorporated by reference from Annual Report on Form 10-K for the year ended September 30, 2020.

(18)    Incorporated by reference from Registration Statement on Form S-8 File No. 333-252616.

(19)    Incorporated by reference from Registration Statement on Form S-8 File No. 333-260656.

(20)    Incorporated by reference from Current Report on Form 8-K dated March 10, 2022 and filed with the SEC on March 11, 2022.

(21)    Incorporated by reference from Current Report on Form 8-K dated January 27, 2017 and filed with the SEC on January 30, 2017.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F5, Inc.

By:    /s/ FRANÇOIS LOCOH-DONOU

François Locoh-Donou
*Chief Executive Officer and President*

Dated: November 14, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| By:   /s/ FRANÇOIS LOCOH-DONOU<br>François Locoh-Donou | Chief Executive Officer, President, and Director (principal executive officer) | November 14, 2022 |
| By:   /s/  FRANCIS J. PELZER<br>Francis J. Pelzer | Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer) | November 14, 2022 |
| By:   /s/  ALAN HIGGINSON<br>Alan Higginson | Director | November 14, 2022 |
| By:   /s/  SANDRA BERGERON<br>Sandra Bergeron | Director | November 14, 2022 |
| By:   /S/  ELIZABETH L. BUSE<br>Elizabeth L. Buse | Director | November 14, 2022 |
| By:   /S/  MICHAEL DREYER<br>Michael Dreyer | Director | November 14, 2022 |
| By:   /S/  PETER KLEIN<br>Peter Klein | Director | November 14, 2022 |
| By:   /S/  NIKHIL MEHTA<br>Nikhil Mehta | Director | November 14, 2022 |
| By:   /S/  MARIE E. MYERS<br>Marie E. Myers | Director | November 14, 2022 |
| By:   /S/  SRIPADA SHIVANANDA<br>Sripada Shivananda | Director | November 14, 2022 |
| By:   /S/  MICHAEL MONTOYA<br>Michael Montoya | Director | November 14, 2022 |
| By:   /S/  JAMES PHILLIPS<br>James Phillips | Director | November 14, 2022 |
| By:   /S/  MARIANNE BUDNIK<br>Marianne Budnik | Director | November 14, 2022 |

[ THIS PAGE INTENTIONALLY LEFT BLANK ]

## Board of Directors

**Sandra E. Bergeron**
Chair of the Board,
Qualys, Inc.

**Marianne N. Budnik**
Chief Marketing Officer,
Talon Cyber Security

**Elizabeth L. Buse**
Board Member,
U.S. Bancorp

**Michael L. Dreyer**
Retired Chief Operations Officer,
Silicon Valley Bank

**Alan J. Higginson**
Chair of the Board,
F5, Inc.
Former Chair of the Board,
Hubspan, Inc.

**Peter S. Klein**
Retired Chief Financial Officer,
Microsoft

**François Locoh-Donou**
President and Chief Executive
Officer,
F5, Inc.

**Nikhil Mehta**
Chief Executive Officer,
Gainsight, Inc.

**Michael F. Montoya**
Chief Information Security Officer,
Equinix

**Marie E. Myers**
Chief Financial Officer,
HP, Inc.

**James M. Phillips**
Strategic Director,
Madrona Venture Group

**Sripada Shivananda**
Executive Vice President and
Chief Technology Officer,
PayPal Holdings, Inc.

## Corporate Officers

**François Locoh-Donou**
President and Chief Executive
Officer

**Tom Fountain**
Executive Vice President of Global
Services and Chief Strategy Officer

**Geng Lin**
Executive Vice President and Chief
Technology Officer

**Frank Pelzer**
Executive Vice President and Chief
Financial Officer

**Scot Rogers**
Executive Vice President and
General Counsel

**Haiyan Song**
Executive Vice President and
General Manager, Security and
Distributed Cloud

**Kara Sprague**
Executive Vice President
and Chief Product Officer

**Chad Whalen**
Executive Vice President of
Worldwide Sales

**Ana White**
Executive Vice President and Chief
People Officer

**Mika Yamamoto**
Executive Vice President and Chief
Marketing and Customer
Experience Officer

## Shareholder Information

**Annual Shareholders Meeting**
March 9, 2023
11:00 a.m. Pacific Time
Virtual Meeting Location:
www.virtualshareholdermeeting.
com/FFIV2023

**Corporate Headquarters**
801 5th Ave
Seattle, WA 98104
206.272.5555

**NASDAQ Listing**
NASDAQ Symbol – FFIV

**Investor Relations**
206.272.7049
s.dulong@f5.com
www.f5.com

**Independent Auditor**
PricewaterhouseCoopers LLP
Seattle, WA

**Transfer Agent**
American Stock Transfer
800.937.5449

## About F5

F5 is a multi-cloud application services and security company committed to bringing a better digital world to life. F5 partners with the world's largest, most advanced organizations to secure and optimize every app and API anywhere—on premises, in the cloud, or at the edge. F5 enables organizations to provide exceptional, secure digital experiences for their customers and continuously stay ahead of threats. For more information, go to f5.com. (NASDAQ: FFIV).

You can also follow @F5 on Twitter or visit us on LinkedIn and Facebook to learn about F5, its partners, and technologies.



F5, Inc.   |   801 5th Avenue   |   Seattle, WA 98104   |   206.272.5555   |   www.f5.com